As filed with the Securities and Exchange Commission on March 4, 2022

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act Of 1934

John Marshall Bancorp, Inc.

(Exact Name of Registrant as Specified in its Charter)

Virginia	81-5424879
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1943 Isaac Newton Square, Suite 100, Reston, Virginia	20190
(Address of Principal Executive Offices)	(Zip Code)

(703) 584-0840

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

i

EXPLANATORY NOTE

John Marshall Bancorp, Inc. (the “Company”) is filing this General Form for Registration of Securities on Form 10 to register its common stock, par value $0.01 per share, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Once this registration statement is deemed effective, the Company will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K with the Securities and Exchange Commission (the “SEC”), and to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(b) of the Exchange Act.

In this registration statement, all references to “we,” “us” and “our” refer to the Company and John Marshall Bank (the “Bank”), unless the context otherwise requires or when otherwise indicated.

The Company is an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). The Company is also a “smaller reporting company” as defined in Exchange Act Rule 12b-2. As such, the Company may elect to comply with certain reduced public company reporting requirements in future reports that it files with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this registration statement contains forward-looking statements that are based on certain assumptions and describe future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “will,” “should,” “may,” “view,” “opportunity,” “potential,” or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. These forward-looking statements are based on our beliefs and assumptions and on the information available to us at the time that these disclosures were prepared, and involve known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from any future results expressed or implied by such forward-looking statements. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. Should any known or unknown risks and uncertainties develop into actual events, those developments could have material adverse effects on our business, financial condition and results of operations. Factors that could have a material adverse effect on the operations of the Company and its subsidiary include, but are not limited to, the following:

•	the impacts of the COVID-19 pandemic and the associated efforts to limit the spread of the virus;

•	deteriorating economic conditions, either nationally or in our market area, including higher unemployment and lower real estate values;

•	the concentration of our business in the Washington, DC metropolitan area and the effect of changes in the economic, political and environmental conditions on this market;

•	inflation and changes in interest rates that may reduce our margins or reduce the fair value of financial instruments;

•	adverse changes in the securities markets;

•	changes in the financial condition or future prospects of issuers of securities that we own;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory structure and in regulatory fees and capital requirements;

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System (the “Federal Reserve”);

•	results of examination of us by our regulators, including the possibility that our regulators may require us to increase our allowance for loan losses or to write-down assets or take similar actions;

•	changes in accounting policies and practices;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	additional risks related to new lines of business, products, product enhancements or services;

•	increased competition with other financial institutions and fintech companies;

•	changes in consumer spending, borrowing and savings habits;

•	our ability to retain key employees;

•	changes in our financial condition or results of operations that reduce capital;

•	adequacy of our allowance for loan losses;

•	deterioration of our asset quality;

•	future performance of our loan portfolio with respect to recently originated loans;

•	the level of prepayments on loans and mortgage-backed securities;

•	the effectiveness of our internal controls over financial reporting and our ability to remediate any future material weakness in our internal controls over financial reporting;

•	liquidity, interest rate and operational risks associated with our business;

•	implications of our status as a smaller reporting company and as an emerging growth company; and

•	other factors discussed in Item 1A. Risk Factors in this registration statement.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary note.

FURTHER INFORMATION ABOUT THE COMPANY

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information about issuers, like the Company, that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Upon the effectiveness of this registration statement, the Company will become subject to the reporting and information requirements of the Exchange Act, and as a result will file periodic reports and other information with the SEC. You may inspect and obtain copies of these reports and proxy statements and other information on the SEC’s website at the address set forth above, as well as on the Company’s website, at no cost. The Company’s website address is www.johnmarshallbank.com. Information on the Company’s website is not and should not be considered a part of this registration statement.

Item 1.            Business

General Overview

John Marshall Bancorp, Inc. was organized as a Virginia corporation in 2016 to serve as the holding company for John Marshall Bank. The Company and the Bank are each headquartered in Reston, Virginia (approximately 20 miles west of Washington, D.C.). The Company commenced operations as a bank holding company on March 1, 2017 following a reorganization transaction in which it became the Bank’s holding company. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of the Company. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve. The Company has no material operations other than its sole ownership of the Bank. The Bank is a Virginia chartered commercial bank that commenced operations in 2006. The Bank is supervised and regulated by the Federal Reserve and the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “Virginia BFI”).

We primarily serve small to medium-sized businesses, their owners and employees, professional corporations, non-profits and individuals with a broad range of banking products and financial services. Some of the products and services that we offer include commercial checking, savings and money market accounts, certificates of deposit, treasury and cash management services, commercial and industrial loans, commercial real estate loans, residential and commercial construction and development loans, online banking, and mobile banking. As of December 31, 2021, we had total consolidated assets of $2.1 billion, gross loans of $1.7 billion, total deposits of $1.9 billion and total shareholders’ equity of $208 million.

Market Area

A key factor in our ability to achieve our strategic goals and create shareholder value is the attractiveness of our market area. The market area in which we operate has seen considerable population and economic growth over the past several decades. The most recent economic data suggest that the relative economic strength of our market area will continue, enabling us to further grow our customer base and opportunities to grow our market share.

The Bank’s primary service area includes Arlington, Fairfax, Loudoun and Prince William counties in Virginia, Montgomery County in Maryland and the District of Columbia. The Bank has eight full service branch offices located in these contiguous cities or counties. The Bank has one loan production office in Arlington, Virginia.

Our primary service area comprises the majority of the population and household income of the Washington-Arlington-Alexandria, DC-VA-MD-WV (“Washington, D.C.”) Metropolitan Statistical Area (“MSA”). The Washington, D.C. MSA, according to U.S. Bureau of Economic Analysis data, ranked fifth among all MSAs for 2020 gross domestic product. According to data sourced from S&P Global Market Intelligence, among the largest MSAs ranked by gross domestic product (Chicago, Los Angeles, New York and San Francisco), the Washington D.C. MSA ranked second for 2021 median household income at $109,185, first in 2021 to 2026 projected population growth at 4.1% and first in the percentage of inhabitants 25 or older with a bachelor’s degree or higher educational attainment at 51%. According to the U.S. Bureau of Labor Statistics, the Washington, D.C. MSAs November 2021 unemployment rate was 3.6%, the lowest among the aforementioned MSAs.

Based upon Federal Deposit Insurance Corporation (the “FDIC”) data as of June 30, 2021, the Washington D.C. MSA housed $279 billion of deposits, with the top five financial institutions controlling 66.3%. At June 30, 2021, our deposits were $1.82 billion, ranked 17th in the MSA and represented a 0.7% market share. Eleven of the sixteen banks ranked ahead of the Company are headquartered outside of the Washington, D.C. MSA. Our market area has experienced a significant degree of banking consolidation over the last several decades. Since the Company’s inception, banking assets in excess of $43 billion have been acquired. We believe that as financial institutions are merged with or acquired by remote, larger institutions, their customers can become further removed from the point of decision making. The consolidation trend provides an opportunity for the Company to execute a focused strategy of offering personalized services to attract potential customers who are underserved or dissatisfied.

Given the Company’s proximity to Washington, D.C., the federal government has both contributed to the growth and played a stabilizing role in our market area’s economy. In recent years, local governments have made great strides in diversifying their local economies. Virginia Tech selected the City of Alexandria as the site for its innovation campus which aims to graduate 25,000 new bachelor’s and master’s students in computer science and related fields over the next 20 years. The $1 billion, 600,000 square foot campus will confer over 850 graduate degrees annually and provide talent to spur further technology growth. By 2030, Amazon’s headquarters in Arlington County is expected to occupy at least 4 million square feet of office space. Fairfax County is home to ten Fortune 500 company headquarters. Loudoun County is known as “data center alley” as it has the world’s highest concentration of data centers with more than 25 million square feet of data center space. Prince William County has partnered with George Mason University to found the Prince William Science Accelerator, a fast-growing biotechnology cluster to foster the study of life sciences. Montgomery County had 41 companies named to the 2021 Inc. 5,000 list of the fastest-growing, privately-owned companies.

We believe the size, growth, economic diversity and banking consolidation within the Washington, D.C. MSA, when combined with our business strategy, provide us with excellent opportunities for long-term, sustainable growth.

Business Strategy

The Company’s goal is to enhance its franchise and shareholder value by achieving significant growth in assets and profitability while maintaining strong asset quality and providing exceptional customer experiences. We embrace innovation and provide value-added solutions our customers need and expect. We intend to execute on this goal by focusing on the following objectives:

•	Maintain financial and credit quality discipline. We are committed to being a high performing bank, with above average growth and returns. For the year ended December 31, 2021, the Company achieved record earnings of $25.5 million, which resulted in returns on average assets and equity of 1.25% and 12.90%, respectively. We will strive continue to grow our loan and deposit portfolios, but will do so in a disciplined manner. Gross loans net of unearned income and excluding U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) loans grew $150.7 million or 10.4% during 2021. Total assets, demand deposits and total deposits grew 14.0%, 34.9% and 14.7%, respectively, during 2021. The Company’s asset quality remains outstanding, with the fourth quarter of 2021 marking the 9th consecutive quarter with no non-performing loans, other real estate owned or loans 30 or more days past due.

•	Hire experienced commercial banking officers. Our growth strategy centers around the hiring of highly experienced, local banking professionals with successful track records and established customer relationships with small to medium-sized businesses, their owners, professionals and non-profits. We anticipate that these officers will be able to attract customers with whom they have built relationships over the years, enhancing our loan and deposit production. We typically hire one or more officers for a specific target sub-market or business segment and then, if applicable, establish a branch office to support business generation once a significant market presence has been established. This strategy allows us to open branch offices that are profitable at or shortly after opening, further enhancing our franchise value as we continue to grow.

•	Expand in high growth markets. The market areas in which the Company operates and those contemplated for potential expansion are characterized by high concentrations of small to medium-sized businesses, professionals or non-profits. The Company will look for opportunities to expand its franchise in these markets on a selective and opportunistic basis. While the Company has not completed any acquisitions to date, it has, on several occasions, investigated and engaged in discussion with respect to the possibility of such acquisitions, and it expects that it may do so in the future. We may seek additional branching opportunities, centered on experienced lending officers with a significant portfolio of commercial customers. We plan to increase our market share by selective expansion, and by establishing and marketing commercial loan, deposit and cash management products and services, with a high level of personal service, to our desired customer base.

•	Maintain commercial bank, customer-centric orientation among specific segments in our communities. The banking market in the Washington, D.C. MSA has experienced significant consolidation among financial institutions over the last several decades. We compete against larger banks operating in our market by targeting specific customer segments and minimizing layers of management and distance between the customer and the Bank’s decision makers. The Bank is a commercially oriented bank focused on the following customer segments: small to medium-sized businesses, professional services, builders and developers, associations, government contractors, health services companies, nonprofits, private schools, property management companies, trade contractors and title companies. We leverage personal relationships established by our officers, directors and employees with our customers. We strive to provide innovative products and value-added advice to our customers. We believe that the larger financial institutions’ desire to realize efficiencies oftentimes results in more distance and delay in serving customers. Our strategic focus, coupled with the dislocation caused by bank consolidation in our market area, provides an excellent opportunity for the Company to gain market share through a more timely delivery of customer-driven products and services through a personalized sales approach.

•	Continue to leverage our infrastructure and drive profitability. Since our inception, our management team has been successful in implementing its high-touch, technology focused approach to serving customers while maintaining cost consciousness throughout the organization, thereby achieving profitability and return metrics above peer averages. We are able to successfully execute this strategy because of our customers’ limited need for an expansive retail branching network. Our branch-lite strategy allows us to invest in and leverage our digital platform. We have been able to enhance the customer experience through services such as remote deposit capture, mobile banking, online banking, sophisticated internet-based cash management systems and same day Automated Clearing House (ACH), electronic funds transfers. The Company’s successful deployment of technology has enabled us to grow our balance sheet and increase returns by lowering overhead ratios. For the year ended December 31, 2021, the Company’s efficiency and overhead-to-average assets ratios were 47.7% and 1.58%, respectively. The Company’s efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income and non-interest income. The Company’s overhead-to-average asset ratio is calculated by dividing non-interest expense by average assets.

Competition

The banking business is highly competitive, and we face competition in our market area from many other local, regional, and national financial institutions. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking services, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, finance companies, including “fintech” companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as regional and national financial institutions that operate offices in our market area and elsewhere. The competing major commercial banks have greater resources that may provide them a competitive advantage by enabling them to maintain numerous branch offices, mount extensive advertising campaigns and invest in new technologies. The increasingly competitive environment is the result of changes in regulation, changes in technology and product delivery systems, additional financial service providers, and the accelerating pace of consolidation among financial services providers.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer most types of financial services, including banking, securities underwriting and insurance. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.

Some of our non-banking competitors, such as fintech companies, have fewer regulatory constraints and may have lower cost structures. In addition, some of our competitors have assets, capital and lending limits greater than that of the Bank, have greater access to capital markets and can offer a broader range of products and services than the Bank. These institutions may have the ability to finance wide-ranging advertising campaigns and may also be able to offer lower rates on loans and higher rates on deposits than we can offer.

We compete with these institutions by focusing on our position as an independent, commercial business bank and rely upon relationships established by our officers, directors, and employees with our customers, promotional activities and specialized services tailored to meet the needs of the customers we serve. We strive to provide innovative products to our customers that are value-driven. We actively cultivate relationships with our customers that extend beyond a single loan to a full suite of products that serve the needs of our commercial customers. Our goal is to develop long-standing connections with our customers and the communities that we serve. Our management believes that we can compete effectively as a result of local market knowledge, local decision making, awareness of customer needs, and by providing exceptional customer experiences.

Strengths

We believe that we are well-positioned to execute our banking strategy as a result of our competitive strengths:

•	Experienced management team. Our executive management team brings decades of in-market experience. Christopher W. Bergstrom, our President and Chief Executive Officer, has a banking career spanning nearly 40 years. Mr. Bergstrom joined the Company in 2018. Prior to joining the Company, Mr. Bergstrom served in executive management capacities at banks in our market area that were significantly larger than the Company. Carl E. Dodson, our Chief Risk Officer and Chief Operating Officer, joined the organizing group of the Company in May 2005. He has almost 40 years of banking experience, all of it in the Washington, D.C. MSA. William J. Ridenour, our Chief Banking Officer has over 45 years of banking experience, all of it in the Washington, D.C. MSA. He joined the Company in 2008. Messrs. Bergstrom, Dodson and Ridenour have deepened the management team by recruiting experienced financial services professionals who have demonstrated their ability to drive organic growth, improve operating efficiencies and establish a robust risk management framework. The interests of our executive officers and directors are aligned with our shareholders through meaningful ownership, with beneficial ownership by our executive officers and directors amounting to approximately 18.07% of our outstanding common stock as of January 31, 2022.

•	Disciplined credit culture. In originating loans, our relationship managers focus on experienced business owners with demonstrated capacity to fulfill their financial obligations. Loan officers have relatively low individual discretionary loan authority levels, which generally results in loan committee vetting to uphold appropriate structure and terms prior to approval. Loan committee meetings are held regularly and on an as-needed basis to promote prompt decisions. We utilize an independent, nationally recognized independent loan review firm to validate our risk ratings and assess our underwriting and loan administration. We believe that our rigorous underwriting and diligent monitoring of the loan portfolio have created a “credit first” mentality that permeates the Company and is reflected in our asset quality statistics. The fourth quarter of 2021 marked the ninth consecutive quarter that the Company had no non-performing loans, other real estate owned or loans 30 days or more past due. In each of the past five fiscal years, net charge-offs have not exceeded 0.07% of gross loans.

•	Conservative balance sheet. The Company’s balance sheet provides the foundation for prudent growth. The Bank’s capital ratios exceed the thresholds required of a well capitalized institution. As of December 31, 2021, the Bank had the capacity to add over $750 million of risk-weighted assets to its balance sheet and still maintain well capitalized status. The Company has ample liquidity to meet its obligations and fund anticipated loan growth. As of December 31, 2021, the Bank had over $360 million of liquid assets, defined as cash and unpledged securities, over $345 million of available secured borrowing facilities and $105 million of available unsecured borrowing facilities. The Company has retained a nationally recognized asset/liability management consultancy, and we believe our interest rate risk position to be neutral as of December 31, 2021. Management believes the Company’s balance sheet is well-positioned for organic growth and potential acquisitions.

•	Proven ability to grow. We have demonstrated an ability to grow our loans and deposits. For the four year period ended December 31, 2021, the Company’s compound annual growth rates in assets, loans, deposits and non-interest bearing deposits were 16.3%, 13.4%, 20.3% and 29.3%, respectively. Our team of professionals has been an important driver of our organic growth by developing banking relationships with current and potential customers. We believe our ability to recruit and retain talented, customer service-oriented professionals has been at the core of our growing and expanding banking relationships.

•	Strong earnings. The Company reported net income of $7.5 million for the three months ended December 31, 2021, a 57.1% increase over the $4.8 million reported for the three months ended December 31, 2020. Fourth quarter 2021 earnings represented the Company’s twelfth consecutive quarter of record earnings. Annualized return on average assets (“ROAA”) was 1.41% and annualized return on average equity (“ROAE”) was 14.52% for the three months ended December 31, 2021. Annualized ROAA is calculated by dividing annualized fourth quarter reported net income by quarter-to-date average assets. Annualized ROAE is calculated by dividing annualized fourth quarter reported net income by quarter-to-date average equity. Earnings per diluted share for the three months ended December 31, 2021 were $0.54, a 54.3% increase over the $0.35 reported for the three months ended December 31, 2020. The Company reported net income of $25.5 million for the twelve months ended December 31, 2021, a 37.4% increase over the $18.5 million reported for the twelve months ended December 31, 2020. Our ROAA was 1.25% and ROAE was 12.90% for the twelve months ended December 31, 2021. Earnings per diluted share for the twelve months ended December 31, 2021 were $1.83, a 35.6% increase over the $1.35 reported for the twelve months ended December 31, 2020.

•	Attractive markets. As of June 30, 2021, the most recent FDIC data available, the Washington, D.C. MSA had $279 billion in deposits. Owing in large part to the presence of the United States government, the unemployment rate in the Washington, D.C. MSA has consistently been lower than that of the country as a whole. The Washington, D.C. MSA has undergone a significant amount of bank consolidation in the past several decades. These mergers and acquisitions can disenfranchise customers as the decision makers and procedures of the selling institutions are made to conform to those of the acquiring institutions. This dislocation creates additional opportunities for the Company to develop new business relationships with dissatisfied customers and to hire experienced banking professionals.

Our Products and Services

We emphasize providing commercial banking services. Our dedicated relationship managers serve as direct points of contact for owners, management and employees of small and medium-sized businesses. We provide subject matter expertise in a variety of niche industries including charter and private schools, government contractors, health services, nonprofits and associations, professional services, property management companies, and title companies. We focus on customers living and working in and near our service area. We offer retail banking services to accommodate the needs of both corporate customers as well as individuals residing and working in the communities we serve. We also offer online banking, mobile banking and a remote deposit service, which allows customers to facilitate and expedite deposit transactions through the use of electronic devices. A sophisticated suite of treasury management products is a key feature of our customer focused, relationship driven marketing. We have partnered with experienced service providers in both insurance and merchant services to further augment the products available to our customers.

Lending Services

We provide a range of commercial lending services, including commercial real estate loans, residential and commercial construction and development loans, commercial and industrial loans, and residential mortgage loans to customers generally located or conducting business in our market area. Loan terms, including interest rates, loan-to-value ratios, and maturities, are tailored as much as possible to meet the needs of the borrower. A special effort is made to keep loan products as flexible as possible within the guidelines of prudent banking practices in terms of interest rate risk and credit risk.

When considering loan requests, the primary factors taken into consideration are the cash flow and financial condition of the borrower, the value of the underlying collateral, if applicable, and the character and integrity of the borrower. These factors are evaluated in a number of ways including an analysis of financial statements, credit reviews, trade reviews, and visits to the borrower’s place of business. We have implemented comprehensive loan policies and procedures to provide our loan officers with term, collateral, loan-to-value and pricing guidelines. The policy and sound credit analysis, together with independent, third-party loan review, have resulted in a profitable loan portfolio with minimal delinquencies or problem loans.

Our aim is to build and maintain a commercial loan portfolio consisting of term loans, demand loans, lines of credit and commercial real estate loans provided to primarily locally-based borrowers. These types of loans are generally considered to have a higher degree of risk of default or loss than other types of loans, such as well underwritten, prime residential real estate loans, because repayment may be affected by general economic conditions, interest rates, the quality of management of the business and other factors which may cause a borrower to be unable to repay its obligations. Traditional installment loans and personal lines of credit are available on a selective basis. General economic conditions can directly affect the quality of a small and mid-sized business loan portfolio.

Loan business is generated primarily through direct-calling efforts and referrals. Referrals of loan business come from directors, current customers and professionals such as lawyers, accountants and financial intermediaries.

At December 31, 2021, the Bank’s statutory lending limit to any single borrower was approximately $37.9 million, subject to certain exceptions provided under applicable law. As of December 31, 2021, the Bank’s credit exposure to its largest borrower was $26.1 million.

Commercial Loans. Commercial loans are written for any prudent business purpose, including the financing of plant and equipment, the carrying of accounts receivable, contract administration, and the acquisition and construction of real estate projects. Special attention is paid to the commercial real estate market, which is particularly active in the Washington, D.C. MSA. The Bank’s commercial loan portfolio reflects a diverse group of borrowers with no concentration in any borrower, or group of borrowers.

The lending activities in which we engage carry the risk that the borrowers will be unable to perform on their obligations. As such, interest rate policies of the Federal Reserve and general economic conditions, nationally and in our primary market area, will have a significant impact on our results of operations. To the extent that economic conditions deteriorate, business and individual borrowers may be less able to meet their obligations to the Bank in full, in a timely manner, resulting in decreased earnings or losses to the Bank. To the extent that loans are secured by real estate, adverse conditions in the real estate market may reduce the ability of the borrower to generate the necessary cash flow for repayment of the loan, and reduce our ability to collect the full amount of the loan upon a default. To the extent that the Bank makes fixed rate loans, general increases in interest rates will tend to reduce our spread as the interest rates we must pay for deposits increase while interest income is flat. Economic conditions and interest rates may also adversely affect the value of property pledged as security for loans.

We constantly strive to mitigate risks in the event of unforeseen threats to the loan portfolio as a result of an economic downturn or other negative influences. Plans for mitigating inherent risks in managing loan assets include carefully enforcing loan policies and procedures, evaluating each borrower’s industry and business plan during the underwriting process, identifying and monitoring primary and alternative sources for repayment, and obtaining collateral that is margined to minimize loss in the event of liquidation.

Commercial real estate loans will generally be owner occupied or managed investment transactions with a principal reliance on the borrower’s ability to repay, as well as prudent guidelines for assessing real estate values. Risks inherent in managing a commercial real estate portfolio primarily relate to either sudden or gradual drops in property values as a result of a general or local economic downturn. A decline in real estate values can cause loan-to-value margins to increase and diminish the Bank’s equity cushion on both an individual and portfolio basis. The Bank attempts to mitigate commercial real estate lending risks by carefully underwriting each loan of this type to address the perceived risks in the individual transaction. Generally, the Bank requires a loan-to-value ratio of 75% of the lower of an appraisal or cost. A borrower’s ability to repay is carefully analyzed and policy generally calls for an ongoing cash flow to debt service requirement of 1.10:1.0. An approved list of commercial real estate appraisers selected on the basis of consistent standards has been established. Each appraisal is scrutinized in an effort to ensure current comparable market values.

As noted above, commercial real estate loans are generally made on owner occupied or managed investment properties where there is both a reliance on the borrower’s financial health and the ability of the borrower and the business to repay. The Bank generally requires personal guarantees on all commercial loans as a matter of policy; exceptions to policy are documented. Most borrowers are required to forward annual corporate, partnership and personal financial statements to comply with Bank policy and enforced through loan covenants. Interest rate risks to the Bank are mitigated by using either floating interest rates or by fixing rates, generally less than 10 years. While loan amortizations may be approved for up to 360 months, loans generally have a call provision (maturity date) of 10 years or less. Specific and non-specific provisions for loan loss reserves are generally set based upon a methodology developed by management and approved by the board of directors and described more fully under “Critical Accounting Policies and Estimates” in Item 2, Financial Information, of this registration statement. At December 31, 2021, approximately 20.7% of our loan portfolio related to owner occupied commercial real estate loans, and approximately 31.4% of our loan portfolio related to managed investment commercial real estate.

Stress testing has become an important component of our organization, including oversight of commercial real estate loans. We have incorporated stress testing into our traditional risk management procedures, which examine the commercial real estate portfolio for expected losses, provision levels, criticized or classified loans, and loan concentrations. Our loan level stress tests are conducted quarterly and assess the impact to capital, if any, resulting from decreased collateral value or debt service coverage under various economic scenarios.

Construction and Development Loans. We offer fixed and adjustable rate residential and commercial construction loan financing to builders and developers and to consumers who wish to build their own home. The term of construction and development loans generally is limited to maximum of 24 months, although payments may be structured on a longer amortization basis. Most loans will mature and require payment in full upon the sale of the property. We believe that construction and development loans generally carry a higher degree of risk than long-term financing of stabilized, rented, and owner-occupied properties because repayment depends on the ultimate completion of the project and usually on the subsequent sale of the property. Specific risks include:

•	cost overruns;

•	mismanaged construction;

•	inferior or improper construction techniques;

•	economic changes or downturns during construction;

•	a downturn in the real estate market;

•	rising interest rates which may prevent sale of the property; and

•	failure to sell or stabilize completed projects in a timely manner.

We attempt to reduce risk associated with construction and development loans by obtaining personal guaranties and by keeping the maximum loan-to-value ratio at or below 75% of the appraised value and maximum loan-to-cost ratio at or below 85%, depending on the project type. All construction loans are administered by a centralized department within the Bank that is comprised of experienced loan administrators that specialize in residential, commercial and consumer construction project oversight.   Further, all construction loans are loaded into, and managed on, a third party, nationally recognized construction loan administration platform, which is a fintech solution that provides a unique customer experience, consistency in loan administration, and risk management through portfolio monitoring, market/asset type/borrower concentration analysis, and disbursement efficiency.  Finally, the Bank works with highly sophisticated sponsors that are experienced, well capitalized, and positioned to manage through a downturn.  As of December 31, 2021, construction and development loans made up approximately 13.9% of our loan portfolio.

Commercial Term Loans. We provide funds for equipment and general corporate needs. This loan category is designed to support borrowers who have a proven ability to service debt over a term generally not to exceed 60 months. The Bank generally requires a first lien position on all collateral and guarantees from owners having at least a 20% interest in the involved business. Interest rates on commercial term loans are generally floating, or are fixed for a term not to exceed five years. Management carefully monitors industry and collateral concentrations to avoid loan exposures to a large group of similar industries and/or similar collateral. Commercial loans are evaluated for historical and projected cash flow attributes, balance sheet strength, and primary and alternate resources of personal guarantors. Commercial term loan documents require borrowers to forward regular financial information on both the business and on personal guarantors. Loan covenants require at least annual submission of complete financial information and in certain cases this information is required more frequently, depending on the degree to which the Bank requires information for monitoring a borrower’s financial condition and compliance with loan covenants. Collateral borrowing certificates may be required to monitor certain collateral categories on a monthly or quarterly basis. Key person life insurance is required as appropriate and as necessary to mitigate the risk of loss of a primary owner or manager.

Commercial Lines of Credit. We finance a business borrower’s short-term credit needs and/or to finance a percentage of eligible receivables and inventory. In addition to the risks inherent in term loan facilities, line of credit borrowers typically require additional monitoring to protect the lender against increasing loan volumes and diminishing collateral values. Commercial lines of credit are generally revolving in nature and require close scrutiny. The Bank usually requires an annual out of debt period (for seasonal borrowers) or regular financial information (monthly or quarterly financial statements, borrowing base certificates, etc.) for borrowers with more growth and greater permanent working capital financing needs. Advances against collateral are generally in the same percentages as in term loan lending. Lines of credit and term loans to the same borrowers are typically cross-defaulted and cross-collateralized. Industry and collateral concentration, general and specific reserve allocation and risk rating disciplines are the same as those used in managing the commercial term loan portfolio. Interest rate charges on this group of loans generally float at a factor at or above the prime lending rate, subject in many cases to a minimum rate. Generally, personal guarantees are required on these loans.

Combined, commercial term loans and lines of credit represent approximately 7.4% of our loan portfolio as of December 31, 2021.

Mortgage Lending. The Bank originates, funds and services non-conforming 1-4 family residential mortgage loans for its own portfolio. Such loans are generally made at no more than the lesser of 80% loan to collateral value or cost. Mortgage loans are underwritten with full documentation, including verification of income and assets. Although the mortgage loans the Bank originates often carry amortization periods of up to 30 years, interest rate risk is controlled through balloon payments or interest rate adjustments of generally six years or less. At December 31, 2021, Bank originated 1-4 residential mortgage loans represented 8.3% of our loan portfolio.

The Bank also purchases and services 5/1, 7/1 and 10/1 adjustable rate mortgages. These mortgages are made on primary residences within our market area and are subject to a strict, uniform set of underwriting criteria. Management views purchased mortgages as a managed risk means of diversifying our earning asset portfolio and achieving a yield, net of the amortized premium, superior to that which may be available in the fixed income market. At December 31, 2021, approximately 10.9% of our loan portfolio related to purchased mortgages.

Other Loans. Loans are considered for any worthwhile personal or business purpose on a case-by-case basis, such as the financing of equipment, receivables, contract administration expenses, and automobile financing. Consumer credit facilities are underwritten to focus on the borrower’s credit record, length of employment and cash flow to debt service. Car, residential real estate and similar loans generally require advances of the lesser of 80% loan to collateral value or cost.

Investment Activities

We manage our securities portfolio and cash to, in order of priority, ensure the safety and preservation of invested principal, maintain adequate liquidity and focus on yield and returns. Specific goals of our investment portfolio are as follows:

•	provide a ready source of balance sheet liquidity, ensuring adequate availability of funds to meet fluctuations in loan demand, deposit balances and other changes in balance sheet volumes and composition;

•	serve as a means for diversification of our assets with respect to credit quality, maturity and other attributes;

•	serve as a tool for modifying our interest rate risk profile pursuant to our established policies; and

•	provide collateral to secure local governmental agency and business deposits.

The securities in which the Company may invest are subject to regulation and are limited to securities which are considered investment grade securities. Our investment portfolio is comprised primarily of U.S. Treasury bonds, U.S. government agency securities and mortgage-backed or collateralized mortgage obligation securities issued by government-sponsored entities, though we may hold other securities, such as municipal bonds, certificates of deposit and corporate debt securities.

Our investment policy is reviewed annually by our board of directors. The Company’s board of directors has delegated the responsibility of monitoring our investment activities to management consistent with the requirements of the Bank’s Asset Liability Management policy. Day-to-day activities pertaining to the securities portfolio are conducted under the supervision of our Chief Financial Officer and Chief Executive Officer. We actively monitor our investments on an ongoing basis to identify any material changes in the securities. We also review our securities for potential other-than-temporary impairment at least quarterly.

Deposit Activities

Deposits sourced through our relationship managers and obtained through bank offices have traditionally been the principal source of the Bank’s funds for use in lending and for other general business purposes. In order to serve the needs of its customers, the Bank offers several types of deposit accounts including demand, NOW, money market and savings accounts as well as certificates of deposit. The Bank typically pays a competitive rate on the interest-bearing deposits. As a relationship-oriented organization, we seek to obtain deposit relationships with our loan customers. We offer a full range of consumer and commercial deposit products, including online banking with free bill pay, cash management with the means to detect and prevent fraud, sweep accounts, wire transfer, check imaging and remote deposit capture. Through our membership in the IntraFi Network®, we can arrange FDIC insurance of up to $150 million of transaction deposits, certificates of deposits or some combination of the two.

As the Bank’s overall balance sheet positions dictate, we may become more or less competitive in our interest rate structure as our liquidity position changes. Additionally, we may use wholesale or municipal deposits to augment our funding position or achieve a desired interest rate risk management position.

Other Services

The Bank has an ownership interest in one of the nation’s largest privately-owned insurance agencies. Through this investment we are able to offer our customers a broad array of business and personal insurance. Also, through third- party networks, we offer our customers access credit and purchase card products.

Our technology products include, among other things, remote deposit capture, sophisticated online internet-based cash management systems, mobile banking, and deposit sweep services that allow businesses to earn interest on their excess funds. Typically, we provide our remote deposit capture hardware and software to our commercial customers free of charge, which provides current and potential customers with a convenient means to bank with us.

COVID-19 Pandemic

The outbreak of COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, has led to adverse impacts on economic conditions and created uncertainty in financial markets worldwide. In March 2020, the Company began preparing for potential disruptions and government limitations on activity in our market area. We deployed our business continuity plan and were able to quickly execute on multiple initiatives to adjust our operations to protect the health and safety of our employees and customers. Currently, a significant portion of our workforce is working remotely without materially impacting our productivity while continuing to provide a high level of customer service. Since the beginning of the crisis, we have been in close contact with our customers, assessing the level of impact on their businesses, and providing relief programs according to each customer’s specific situation and qualifications. Currently, all eight of the Company’s branches and our loan production office remain open. We have enhanced awareness of digital banking offerings and limited the number of customers in branch offices and have taken steps to comply with various government directives regarding “social distancing,” as well as enhanced cleaning and disinfecting of surface areas to protect our customers and employees.

We believe that the extraordinary demands of the COVID-19 pandemic and U.S. government encouragement to extend additional loans provided us a unique opportunity to demonstrate our agility in assisting existing and new customers. As of December 31, 2021, we have provided approximately $229.2 million in loans under the PPP, created by the Coronavirus Aid, Relief and Economic Security Act, (“CARES Act”), passed in March 2020. We provided these loans to 730 customers, approximately 30% of which were new customers. Because of our relationship-based banking approach, the influx of new customers contributed to a corresponding increase in deposits during the year ended December 31, 2021.

In response to the COVID-19 pandemic, we had previously implemented a short-term loan modification program to provide temporary payment relief to certain borrowers who meet the program’s qualifications. Initial modifications under the program were predominantly for 90 days. These types of loan modifications are no longer being granted. As of December 31, 2021, all loans that had previously been granted a short-term loan modification owing to COVID-19 had resumed making regularly scheduled payments and there were no ongoing temporary modifications.

We continue to monitor the impact of COVID-19 closely. In addition, we continue to monitor the effects that have resulted from legislative and regulatory developments related to COVID-19; however, the extent to which the COVID-19 pandemic could impact our operations and financial results during 2022 is uncertain.

Community Reinvestment Act

The Company is committed to serving the banking needs of the communities in which we are located, including low and moderate income areas, and is a supporter of the Community Reinvestment Act (“CRA”). There are several ways in which the Company attempts to fulfill this commitment, including funding no-fee checking accounts, free ATM usage worldwide, mortgage products subject to maximum income limit, small business loans, financing of affordable housing projects, and becoming involved with local groups that support community outreach programs.

The Company encourages its directors and officers to participate in community, civic and charitable organizations. Management and members of our board of directors periodically review the various CRA activities of the Company, including its credit granting process and its involvement with community leaders on a personal level.

Risk Management

We believe that effective risk management is of primary importance. Risk management refers to the activities by which we identify, measure, monitor, evaluate and manage the risks we face in the course of our banking activities. These include liquidity, interest rate, credit, operational, compliance, cybersecurity, regulatory, strategic, financial and reputational risk exposures. Our board of directors, both directly and through its committees, is responsible for overseeing our risk management processes, including quarterly enterprise risk management assessments and annual cyber, Bank Secrecy Act (“BSA”)/anti-money laundering and third-party risk assessments, with each of the committees of our board of directors assuming a different and important role in overseeing the management of the risks we face.

The Audit Committee of our board of directors is responsible for overseeing risks associated with financial matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting). The Compensation Committee of our board of directors has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and our compensation structure generally. In particular, our Compensation Committee, in conjunction with our President and Chief Executive Officer, as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The Nominating Committee of our board of directors oversees risks associated with the independence of our board of directors and potential conflicts of interest.

Our senior management is responsible for implementing our risk management processes, including by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis, and reporting to our board of directors regarding our risk management processes. Our senior management is also responsible for creating and recommending to our board of directors for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.

The role of our board of directors in our risk oversight is consistent with our leadership structure, with our President and Chief Executive Officer, Chief Operating Officer and Chief Risk Officer, Chief Financial Officer and the other members of senior management having responsibility for assessing and managing our risk exposure, and our board of directors and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.

We believe a disciplined and conservative underwriting approach has been the key to our strong asset quality. Credit risk is the risk that borrowers or counterparties will be unable or unwilling to repay their obligations in accordance with the underlying contractual terms and the risk that credit assets will suffer significant deterioration in market value. We manage and control credit risk in our loan portfolio by adhering to well-defined underwriting criteria and account administration standards established by management, and approved by the board of directors. Our written loan policies document underwriting standards, approval levels, exposure limits and other limits or standards deemed necessary and prudent. Portfolio diversification is actively managed to mitigate concentration risk. In addition, credit risk management includes an independent credit review process that assesses compliance with policies, risk rating standards and other critical credit information. In addition to implementing risk management practices that are based upon established and sound lending practices, we adhere to sound credit principles. We evaluate our customers’ borrowing needs and capacity to repay, in conjunction with their character and history. Our management and board of directors place significant focus on maintaining a healthy risk profile and ensuring sustainable growth. Our risk appetite seeks to balance the risks necessary to achieve our strategic goals while ensuring that our risks are appropriately managed and remain within our defined limits.

Our management of interest rate and liquidity risk is overseen by our Asset and Liability Committee, based on a risk management infrastructure approved by our board of directors that outlines reporting and measurement requirements. In particular, this infrastructure reviews financial performance, trends and significant variances to budget; reviews and recommends for board approval risk limits and tolerances; reviews ongoing monitoring and reporting regarding our performance with respect to these areas of risk, including compliance with board-approved risk limits and stress-testing; ensures annual back-testing and independent validation of models at a frequency commensurate with risk level; reviews and recommends our contingency funding plan; establishes wholesale borrowing limits to be submitted to the board of directors; and reviews information and reports submitted for the purpose of identifying, investigating, and assuring remediation, to its satisfaction, of errors or irregularities, if any.

Emerging Growth Company Status

We qualify as an “emerging growth company” under the JOBS Act and as defined in Section 2(a) of the Securities Act. For as long as we are an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies.

As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations, in contrast to other reporting companies which must provide audited financial statements for three fiscal years;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are permitted to include less extensive narrative disclosures than required of other reporting companies, including with respect to executive compensation.

In this registration statement we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We could remain an emerging growth company for up to five years, or until the earliest of (i) the end of the first fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iii) the date on which we are deemed to be a “large accelerated filer” as defined in Exchange Act Rule 12b-2.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected not to take advantage of this extended transition period, which means that the financial statements included in this registration statement, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies.

See Item 1A, Risk Factors, of this registration statement for more information on emerging growth companies.

Nasdaq Listing Application

We have applied for approval to list the shares of our common stock on the Nasdaq Capital Market under our current trading symbol “JMSB.”

Employees

As of December 31, 2021, we had 138 full-time employees and 2 part-time employees. None of our employees is covered by a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

We provide a competitive compensation and benefits program to our employees. In addition to salaries, these programs include annual bonus opportunities, a 401(k) plan with an employer matching contribution, healthcare and insurance benefits, profit sharing, flexible spending accounts, paid time off and an employee assistance program.

General Corporate Information

Our principal executive offices are located at 1943 Isaac Newton Square, Suite 100, Reston, Virginia 20190 and our telephone number at that address is (703) 584-0840. Additional information can be found on our website: www.johnmarshallbank.com. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this registration statement.

Public Information

After this registration statement becomes effective, we will file annual, quarterly and current reports, proxy statements and other documents with the SEC. Our SEC filings will be available to the public on the SEC’s Internet site at http://www.sec.gov. You may also obtain these documents, free of charge, from the investor relations section of our website at http://www.johnmarshallbank.com.

Supervision and Regulation

The Company and the Bank are highly regulated under both federal and state laws. The following description briefly addresses certain provisions of federal and state laws and regulations, and their potential effects on the Company and the Bank. To the extent statutory or regulatory provisions or proposals are described in this registration statement, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

The Company

General. As a bank holding company registered under the Bank Holding Company Act of 1956 (the “BHCA”), the Company is subject to supervision, regulation and examination by the Federal Reserve. The Company is also registered under the bank holding company laws of Virginia and is subject to supervision, regulation and examination by the Virginia BFI.

Permitted Activities. The permitted activities of a bank holding company are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company may result from such an activity.

Banking Acquisitions; Changes in Control. The BHCA and related regulations require, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the Federal Reserve will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, any outstanding regulatory compliance issues of any institution that is a party to the transaction, the projected capital ratios and levels on a post-acquisition basis, the financial condition of each institution that is a party to the transaction and of the combined institution after the transaction, the parties’ managerial resources and risk management and governance processes and systems, the parties’ compliance with the BSA and anti-money laundering requirements, and the acquiring institution’s performance under the Community Reinvestment Act of 1977 and compliance with fair housing and other consumer protection laws.

Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company’s acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered its securities with the SEC under Section 12 of the Exchange Act or no other person will own a greater percentage of that class of voting securities immediately after the acquisition.

In addition, Virginia law requires prior approval from the Virginia BFI for (i) the acquisition by a Virginia bank holding company of more than 5% of the voting shares of a Virginia bank or any holding company that controls a Virginia bank, or (ii) the acquisition by a Virginia bank holding company of a bank or its holding company domiciled outside Virginia.

Source of Strength. Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) codified this policy as a statutory requirement. Under this requirement, the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Safety and Soundness. There are a number of obligations and restrictions imposed on bank holding companies and their subsidiary banks by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance fund in the event of a depository institution insolvency, receivership, or default. For example, under the Federal Deposit Insurance Corporation Improvement Act of 1991, to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any subsidiary bank that may become “undercapitalized” with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal bank regulatory agency up to the lesser of (i) an amount equal to 5% of the institution’s total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

Under the Federal Deposit Insurance Act (“FDIA”), federal bank regulatory agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to capital management, internal controls and information systems, data security, loan documentation, credit underwriting, interest rate exposure, risk management, vendor management, corporate governance, asset growth, and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines.

Capital Requirements. Pursuant to the Federal Reserve’s Small Bank Holding Company Policy Statement, qualifying bank holding companies with total consolidated assets of less than $3 billion, such as the Company, are not subject to consolidated regulatory capital requirements. Certain capital requirements applicable to the Bank are described below under “The Bank – Capital Requirements.” Subject to capital requirements and certain other restrictions, the Company is able to borrow money to make a capital contribution to the Bank, and such loans may be repaid from dividends paid by the Bank to the Company.

Limits on Dividends and Other Payments. The Company is a legal entity, separate and distinct from its subsidiary. A significant portion of the revenues of the Company result from dividends paid to it by the Bank. There are various legal limitations applicable to the payment of dividends by the Bank to the Company and to the payment of dividends by the Company to its shareholders. The Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends to the Company. Under current regulations, prior approval from the Federal Reserve is required if cash dividends declared by the Bank in any given year exceed net income for that year plus retained net profits of the two preceding years. The payment of dividends by the Bank or the Company may be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit the Bank and the Company from engaging in unsafe or unsound practices in conducting their respective businesses. The payment of dividends, depending on the financial condition of the Bank or the Company, could be deemed to constitute such an unsafe or unsound practice.

Under the FDIA, insured depository institutions, such as the Bank, are prohibited from making capital distributions, including the payment of dividends, if after making such distributions the institution would become “undercapitalized” (as such term is used in the statute). Any non-bank subsidiaries of the Company may pay dividends to the Company periodically, subject to certain statutory restrictions.

The Company may receive fees from or pay fees to its affiliated companies for expenses incurred related to certain activities performed by or for the Company for the benefit of its affiliated companies or for its benefit. These fees are charged to/received from each affiliated company based upon various specific allocation methods measuring the estimated usage of such services by that company. The fees are eliminated from reported financial statements in the consolidation process.

The Bank

General. The Bank is supervised and regularly examined by the Federal Reserve and the Virginia BFI. The various laws and regulations administered by the bank regulatory agencies affect corporate practices, such as the payment of dividends, incurrence of debt, and the acquisition of financial institutions and other companies. These laws and regulations also affect business practices, such as the payment of interest on deposits, the charging of interest on loans, credit policies, the types of business conducted, and the location of offices. Certain of these laws and regulations are referenced above under “The Company.”

Capital Requirements. The Federal Reserve and the other federal banking agencies have issued risk-based and leverage capital guidelines applicable to U.S. banking organizations. Those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth.

The Federal Reserve has adopted final rules regarding capital requirements and calculations of risk-weighted assets to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. These rules require the Bank to comply with the following minimum capital ratios: (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of 4.5%, plus a 2.5% capital conservation buffer, resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of 7.0%, (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of 6.0%, plus the 2.5% capital conservation buffer, resulting in a minimum Tier 1 capital ratio of 8.5%, (iii) a minimum ratio of total risk-based capital to risk-weighted assets of 8.0%, plus the 2.5% capital conservation buffer, resulting in a minimum total risk-based capital ratio of 10.5%, and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets. The capital conservation buffer, which was phased in ratably over a four year period beginning January 1, 2016, is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and discretionary compensation paid to certain officers, based on the amount of the shortfall. As of December 31, 2021 and 2020, the capital ratios of the Bank were in excess of the fully phased-in requirements.

As discussed below, the Basel III capital reforms also integrated the new capital requirements into the prompt corrective action provisions under Section 38 of the FDIA. The Federal Reserve’s final rules (i) introduced a common equity Tier 1 capital ratio requirement at each level (other than critically undercapitalized), with the required ratio being 6.5% for well capitalized status, (ii) increased the minimum Tier 1 capital ratio requirement for each category, with the minimum ratio for well capitalized status being 8.0%, and (iii) eliminated the provision that provided that a bank with a composite supervisory rating of 1 may have a 3.0% Tier 1 leverage ratio and still be well capitalized. The minimum total capital to risk-weighted assets ratio (10.0%) and minimum leverage ratio (5.0%) for well capitalized status were unchanged by the final rules.

In December 2017, the Basel Committee on Banking Supervision published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as “Basel IV”). Among other things, these standards revise the Basel Committee’s standardized approach for credit risk (including by recalibrating risk weights and introducing new capital requirements for certain “unconditionally cancellable commitments,” such as unused credit card lines of credit) and provide a new standardized approach for operational risk capital. Under the current capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to the Company. The impact of Basel IV on the Company and the Bank will depend on the manner in which the standards are implemented by the federal bank regulatory agencies.

As directed by the Economic Growth, Regulatory Relief and Consumer Protection Act, on November 4, 2019, the federal banking agencies jointly issued a final rule that permits qualifying banks that have less than $10 billion in total consolidated assets to elect to be subject to a 9% “community bank leverage ratio” (“CBLR”). Under this rule, which became effective January 1, 2020, a qualifying bank that has chosen the proposed framework would not be required to calculate the existing risk-based and leverage capital requirements and would be considered to have met the capital ratio requirements to be “well capitalized” under prompt corrective action rules provided it has a CBLR greater than 9%. The CBLR rules were modified in response to the COVID-19 pandemic. See “– Coronavirus Aid, Relief, and Economic Security Act and Consolidated Appropriations Act, 2021” below. The Bank has not yet opted into the CBLR framework.

In 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires financial institutions to estimate and establish an allowance for credit losses using a current expected credit loss (“CECL”) model. The CECL model will estimate credit losses over the lifetime of our financial assets measured at amortized cost at the date of origination or acquisition, as opposed to reserving for incurred or probable losses through the balance sheet date. The Company will be required to implement ASU 2016-13 on January 1, 2023, and upon implementation, will recognize a one-time cumulative effect adjustment to the allowance through retained earnings as a result of applying this ASU. The Federal Reserve and FDIC have adopted a rule providing for an optional three-year phase-in period for the day-one adverse regulatory capital effects upon adopting the standard. See “Item 2. Financial Information” of this Form 10 for further information regarding the expected impact of the implementation of CECL on the Company’s regulatory capital.

Prompt Corrective Action. Federal banking regulators are authorized and, under certain circumstances, required to take certain actions against banks that fail to meet their capital requirements. The federal bank regulatory agencies have additional enforcement authority with respect to undercapitalized depository institutions. As described above, the final rules to implement the Basel III regulatory capital framework also integrated new requirements into the prompt corrective action framework. “Well capitalized” institutions may generally operate without additional supervisory restriction. With respect to “adequately capitalized” institutions, such banks cannot normally pay dividends or make any capital contributions that would leave the bank undercapitalized; they cannot pay a management fee to a controlling person if after paying the fee, it would be undercapitalized; and they cannot accept, renew, or rollover any brokered deposit unless the bank has applied for and been granted a waiver by the FDIC.

Immediately upon becoming “undercapitalized,” a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the Deposit Insurance Fund of the FDIC (“DIF”), subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (iv) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions. The Bank met the definition of being “well capitalized” as of December 31, 2021 and 2020.

Deposit Insurance. The deposits of the Bank are insured up to applicable limits by the DIF. The basic limit on FDIC deposit insurance coverage is $250,000 per depositor. Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations as an insured depository institution, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC, subject to administrative and potential judicial hearing and review processes.

The Bank is subject to deposit insurance assessments to maintain the DIF. Deposit insurance pricing is based on CAMELS composite ratings and certain other financial ratios to determine assessment rates for small-established institutions with less than $10 billion in assets. The CAMELS rating system is a supervisory rating system designed to take into account and reflect all financial and operational risks that a bank may face, including capital adequacy, asset quality, management capability, earnings, liquidity, and sensitivity to market risk (“CAMELS”). CAMELS composite ratings set a maximum insurance assessment for CAMELS 1 and 2 rated banks and set minimum assessments for lower rated institutions.

In March 2016, the FDIC implemented by final rule certain Dodd-Frank Act provisions by raising the DIF’s minimum reserve ratio from 1.15% to 1.35%. The FDIC imposed a 4.5 basis point annual surcharge on insured depository institutions with total consolidated assets of $10 billion or more. The rule granted credits to smaller banks for the portion of their regular assessments that contributed to increasing the reserve ratio from 1.15% to 1.35%. For the years ended December 31, 2021 and 2020, the Company recorded expense of $887 thousand and $681 thousand, respectively, for FDIC insurance premiums.

Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of the Bank to engage in transactions with related parties or “affiliates,” or to make loans to insiders, is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between the Bank and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable nonaffiliated transactions. In addition, the Bank generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers, directors, or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls, or has the power to vote more than 10% of any class of voting securities of a bank are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act, relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank’s unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act identifies limited circumstances in which a bank is permitted to extend credit to executive officers.

Community Reinvestment Act. The Bank is subject to the requirements of the Community Reinvestment Act of 1977. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of the local communities they serve, including low and moderate income neighborhoods. The CRA requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank’s record in meeting such credit needs. Furthermore, such assessment is also required of banks that have applied, among other things, to merge or consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch. In the case of a bank holding company applying for approval to acquire a bank or another bank holding company, the record of each subsidiary bank of the applicant bank holding company is subject to assessment in considering the application. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.” The Bank received a “satisfactory” CRA rating in its most recent examination.

Privacy Legislation. Several laws, including the Right to Financial Privacy Act and the Gramm-Leach-Bliley Act (“GLB Act”), and related regulations issued by the federal bank regulatory agencies, provide protections against the transfer and use of customer information by financial institutions. A financial institution must provide its customers information regarding its policies and procedures with respect to the handling of customers’ personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated parties without prior notice to and approval from the customer.

Anti-Money Laundering Laws and Regulations. The Bank is subject to several federal laws that are designed to combat money laundering, terrorist financing, and transactions with persons, companies or foreign governments designated by U.S. authorities (“AML laws”). This category of laws includes the BSA, the Money Laundering Control Act of 1986, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”), and the Anti-Money Laundering Act of 2020.

The AML laws and their implementing regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The AML laws and their regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants. To comply with these obligations, the Bank has implemented appropriate internal practices, procedures, and controls.

Reporting Terrorist Activities. The Office of Foreign Assets Control (“OFAC”), which is a division of the Department of the Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with “enemies” of the United States, as defined by various executive orders and acts of Congress. OFAC has sent, and will send, our bank regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the Federal Bureau of Investigation. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Consumer Financial Protection. The Bank is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws, and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans, and providing other services. If the Bank fails to comply with these laws and regulations, it may be subject to various penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions the Bank may wish to pursue or being prohibited from engaging in such transactions even if approval is not required.

The Dodd-Frank Act centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau (the “CFPB”), and giving it responsibility for implementing, examining, and enforcing compliance with federal consumer protection laws. The CFPB focuses on (i) risks to consumers and compliance with the federal consumer financial laws, (ii) the markets in which firms operate and risks to consumers posed by activities in those markets, (iii) depository institutions that offer a wide variety of consumer financial products and services, and (iv) non-depository companies that offer one or more consumer financial products or services. The CFPB is responsible for implementing, examining, and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets. While the Bank, like all banks, is subject to federal consumer protection rules enacted by the CFPB, because the Company and the Bank have total consolidated assets of less than $10 billion, the Federal Reserve oversees most consumer protection aspects of the Dodd-Frank Act and other laws and regulations applicable to the Bank.

The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit “unfair, deceptive or abusive” acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer’s ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer’s (i) lack of financial savvy, (ii) inability to protect himself in the selection or use of consumer financial products or services, or (iii) reasonable reliance on a covered entity to act in the consumer’s interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction. Further regulatory positions taken by the CFPB may influence how other regulatory agencies may apply the subject consumer financial protection laws and regulations.

Cybersecurity. The federal bank regulatory agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution’s board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal bank regulatory agencies expect financial institutions to establish lines of defense and to ensure that their risk management processes address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution’s operations after a cyberattack. If the Company or the Bank fails to meet the expectations set forth in this regulatory guidance, the Company or the Bank could be subject to various regulatory actions and any remediation efforts may require significant resources of the Company or the Bank.

On November 18, 2021, the federal bank regulatory agencies issued a final rule, effective April 1, 2022, imposing new notification requirements for cybersecurity incidents. The rule requires financial institutions to notify their primary federal regulator as soon as possible and no later than 36 hours after the institution determines that a cybersecurity incident has occurred that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the institution’s: (i) ability to carry out banking operations, activities, or processes, or deliver banking products and services to a material portion of its customer base, in the ordinary course of business, (ii) business line(s), including associated operations, services, functions, and support, that upon failure would result in a material loss of revenue, profit, or franchise value, or (iii) operations, including associated services, functions and support, as applicable, the failure or discontinuance of which would pose a threat to the financial stability of the United States.

To date, neither the Company nor the Bank has experienced a significant compromise, significant data loss, or material financial losses related to cybersecurity attacks, but its systems and those of its customers and third-party service providers are under constant threat, and it is possible that the Company or the Bank could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking, and other technology-based products and services by the Company and the Bank and its customers.

Incentive Compensation. The federal bank regulatory agencies have issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The Interagency Guidance on Sound Incentive Compensation Policies, which covers all employees that have the ability to materially affect the risk profile of financial institutions, either individually or as part of a group, is based upon the key principles that a financial institution’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the institution’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the financial institution’s board of directors.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of financial institutions, such as the Company and the Bank, that are not “large, complex banking organizations.” These reviews will be tailored to each financial institution based on the scope and complexity of the institution’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the institution’s supervisory ratings, which can affect the institution’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a financial institution if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the institution’s safety and soundness, and the financial institution is not taking prompt and effective measures to correct the deficiencies. At December 31, 2021, the Company and the Bank have not been made aware of any instances of noncompliance with this guidance.

Mortgage Banking Regulation. In connection with making mortgage loans, the Bank is subject to rules and regulations that, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, in some cases restrict certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level. The Bank is also subject to rules and regulations that require the collection and reporting of significant amounts of information with respect to mortgage loans and borrowers. The Bank’s mortgage origination activities are subject to Regulation Z, which implements the Truth in Lending Act. Certain provisions of Regulation Z require creditors to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms.

Coronavirus Aid, Relief, and Economic Security Act and Consolidated Appropriations Act, 2021. In response to the COVID-19 pandemic, the CARES Act was signed into law on March 27, 2020 and the Consolidated Appropriations Act, 2021 (the “Appropriations Act”) was signed into law on December 27, 2020. Among other things, the CARES Act and Appropriations Act include the following provisions impacting financial institutions:

•	Community Bank Leverage Ratio. The CARES Act directed federal banking agencies to adopt interim final rules to lower the threshold under the CBLR from 9% to 8% and to provide a reasonable grace period for a community bank that falls below the threshold to regain compliance, in each case until the earlier of the termination date of the national emergency or December 31, 2020. In April 2020, the federal bank regulatory agencies issued two interim final rules implementing this directive. One interim final rule provided that, as of the second quarter 2020, banking organizations with leverage ratios of 8% or greater (and that meet the other existing qualifying criteria) may elect to use the CBLR framework. It also established a two-quarter grace period for qualifying community banking organizations whose leverage ratios fall below the 8% CBLR requirement, so long as the banking organization maintains a leverage ratio of 7% or greater. The second interim final rule provided a transition from the temporary 8% CBLR requirement to a 9% CBLR requirement. It established a minimum CBLR of 8% for the second through fourth quarters of 2020, 8.5% for 2021, and 9% thereafter, and established a two-quarter grace period for qualifying community banking organizations whose leverage ratios fall no more than 100 basis points below the applicable CBLR requirement. As of December 31, 2021, the Bank was a qualifying community banking organization, but elected not to measure capital adequacy under the CBLR framework.

•	Temporary Troubled Debt Restructurings Relief. The CARES Act allowed banks to elect to suspend requirements under U.S. generally accepted accounting principles (“GAAP”) for loan modifications related to the COVID-19 pandemic (for loans that were not more than 30 days past due as of December 31, 2019) that would otherwise be categorized as a troubled debt restructuring, including impairment for accounting purposes, until the earlier of 60 days after the termination date of the national emergency or December 31, 2020. Federal banking agencies are required to defer to the determination of the banks making such suspension. The Appropriations Act extended this temporary relief until January 1, 2022. The Company did not have any COVID-19 pandemic loan modifications as of December 31, 2021 or December 31, 2020.

•	Small Business Administration Paycheck Protection Program. The CARES Act created the SBA’s PPP and it was extended by the Appropriations Act. Under the PPP, money was authorized for small business loans to pay payroll and group health costs, salaries and commissions, mortgage and rent payments, utilities, and interest on other debt. The loans were provided through participating financial institutions, such as the Bank, that processed loan applications and service the loans.

Effect of Governmental Monetary Policies

The Company’s operations are affected not only by general economic conditions but also by the policies of various regulatory authorities. In particular, the Federal Reserve regulates money and credit conditions and interest rates to influence general economic conditions. These policies have a significant effect on overall growth and distribution of loans, investments, and deposits, and they affect interest rates charged on loans or paid for deposits. Federal Reserve monetary policies have had significant effects on the operating results of commercial banks, including the Bank, in the past and are expected to do so in the future.

Future Legislation and Regulation

Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or effect of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could affect the regulatory structure under which the Company and the Bank operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to business strategies, and limit the ability to pursue business opportunities in an efficient manner. A change in statutes, regulations, or regulatory policies applicable to the Company or the Bank could have a material, adverse effect on the business, financial condition, and results of operations of the Company and the Bank.

Reporting Obligations under Securities Laws

Upon the effectiveness of this registration statement, the Company will be subject to the periodic and other reporting requirements of the Exchange Act, including the filing of annual, quarterly, and other reports with the SEC. The Company’s SEC filings will be posted and available at no cost on its website as soon as reasonably practicable after the reports are filed electronically with the SEC. The Company’s website address is www.johnmarshallbank.com. The information on the Company’s website is not incorporated into this report or any other filing the Company makes with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A.	Risk Factors

An investment in our common stock involves risks and uncertainties. In addition to the other information set forth in this registration statement, including the information addressed under “Cautionary Note Regarding Forward-Looking Statements,” investors in our common stock should carefully consider the factors discussed below. These factors could materially and adversely affect our business, financial condition, liquidity, results of operations, and capital position and could cause our actual results to differ materially from our historical results or the results contemplated by the forward-looking statements contained in this registration statement, in which case the trading price of our common stock could decline. The Risk Factor Summary that follows should be read in conjunction with the detailed description of risk factors below.

Risk Factor Summary

o	Risks Related to the COVID-19 Pandemic
	•	The ongoing global COVID-19 pandemic could harm our business and results of operations.

o	Risks Related to Our Lending Activities
	•	We may not be able to measure and limit our credit risk adequately, which could adversely affect our profitability.
	•	Our allowance for loan losses may be inadequate to absorb probable losses inherent in the loan portfolio.
	•	If our non-performing assets increase, our earnings will be adversely affected.
	•	Our focus on lending to small to medium-sized businesses may increase our credit risk.
	•	Adverse changes in the real estate market or economy in the Washington, D.C. metropolitan area could adversely affect our earnings and financial condition.
	•	We are exposed to higher credit risk by commercial real estate, commercial and industrial and construction and development-based lending as well as large lending relationships.
	•	We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with that ownership.
	•	A significant percentage of our loans are attributable to a relatively small number of borrowers.
	•	Lack of seasoning of our loan portfolio could increase risk of credit defaults in the future.
	•	As a participating lender in the SBA’s PPP, we are subject to added risks, including credit, fraud, and litigation risks.
	•	The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property and other real estate owned may not accurately reflect the net value of the asset.

o	Risks Related to Funding and Liquidity
	•	Our deposit portfolio includes significant concentrations.
	•	Limits on our ability to use brokered deposits as part of our funding strategy may adversely affect our ability to grow.
	•	Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.

o	Risks Related to Our Business, Industry and Markets
•	We operate in a highly competitive market and face increasing competition.
•	Failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.
•	We follow a relationship-based operating model and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.
•	We are dependent on our management team and key employees.
•	Interest rate shifts may reduce net interest income and otherwise negatively impact our business.
•	Monetary policies and regulations of the Federal Reserve could have an adverse effect on our business.

o	Risks Related to Our Operations
	•	We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.
	•	System failure or breaches of our network security, including as a result of cyber-attacks or data security breaches, could subject us to increased operating costs, litigation and other liabilities.
	•	We are dependent on the use of data and modeling in both our management’s decision-making generally and in meeting regulatory expectations in particular.
	•	We rely on third parties to provide key components of our business infrastructure.
	•	We are exposed to risk of environmental liabilities with respect to properties to which we obtain title.
	•	We may be adversely affected by the lack of soundness of other financial institutions or market utilities.
	•	Our risk management framework may not be effective in mitigating risks and/or losses to us.
	•	We depend on the accuracy and completeness of information provided by customers and counterparties.
	•	The requirements of being a public company may strain our resources and divert management’s attention.
	•	Changes in accounting standards could materially impact our financial statements.
	•	The fair value of our investment securities can fluctuate due to factors outside of our control.

o	Risks Related to Our Regulatory Environment
	•	Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.
	•	We are subject to stringent capital requirements, which could have an adverse effect on our operations.
	•	We face a risk of noncompliance and enforcement action with the BSA and other anti-money laundering statutes and regulations.
	•	We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or other incident could adversely affect our business.
	•	Our use of third party vendors and our other ongoing third party business relationships are subject to increasing regulatory requirements and attention.
	•	The expected replacement or discontinuation of the London Interbank Bank Offered Rate (“LIBOR”) and a transition to an alternative reference interest rate could present operational problems and result in market disruption.
	•	Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

o	Risks Related to an Investment in Our Common Stock
	•	Our common stock currently has a limited trading market and is thinly traded, which may limit the ability of shareholders to sell their shares and may increase price volatility.
	•	We currently qualify as an “emerging growth company” and a “smaller reporting company,” which may make our common stock less attractive to investors.
	•	The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.
	•	If we fail to design, implement and maintain effective internal control over financial reporting or remediate any future material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
	•	We have no current plans to pay cash dividends.
	•	We may issue additional equity securities, or engage in other transactions, which could affect the priority of our common stock, which may adversely affect the market price of our common stock.
	•	Our common stock is subordinate to our existing and future indebtedness.
	•	Our corporate governance documents, and corporate and banking laws applicable to us, could make a takeover more difficult and adversely affect the market price of our common stock.
	•	An investment in our common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

Risks Related to the COVID-19 Pandemic

The ongoing global COVID-19 pandemic could harm our business and results of operations, and such effects will depend on future developments, which are highly uncertain and are difficult to predict.

In March 2020, the World Health Organization declared COVID-19 to be a pandemic. Given the ongoing and dynamic nature of the pandemic, it is difficult to predict the impact of COVID-19 on our business and on our customers, and there is no guarantee that our efforts to address the adverse impacts of COVID-19 will be effective. Global health concerns relating to COVID-19 and related government actions taken to reduce the spread of the virus have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty and reduced economic activity. The impact to date has included periods of significant volatility in financial, commodities and other markets. This volatility, if it continues, could have an adverse impact on our customers, our borrowers and on our business, financial condition and results of operations. We may also incur additional costs to remedy damages caused by business disruptions.

Additionally, actions by U.S. federal, state and foreign governments to address the pandemic may also have a significant adverse effect on the markets in which we conduct our business. The extent of impacts resulting from the COVID-19 pandemic and other events beyond our control and will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the pandemic and actions taken to contain COVID-19 or its impact, among others.

Risks Related to Our Lending Activities

We may not be able to measure and limit our credit risk adequately, which could adversely affect our profitability.

Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be paid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors, including local market conditions and general economic conditions. Many of our loans are made to small to medium-sized businesses that are less able to withstand competitive, economic and financial pressures than larger borrowers. If the overall economic climate in the United States, generally, or in our market specifically, experiences material disruption, particularly due to the continuing effects of the COVID-19 pandemic, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs and delinquencies could rise and require significant additional provisions for loan losses. Additional factors related to the credit quality of multifamily residential, real estate construction and other commercial real estate loans include the quality of management of the business and tenant vacancy rates.

Our risk management practices, such as monitoring the concentration of our loans within specific markets and our credit approval, review and administrative practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our allowance for loan losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have an adverse effect on our business, financial condition and results of operations.

Our allowance for loan losses may be inadequate to absorb probable losses inherent in the loan portfolio.

Experience in the banking industry indicates that a portion of our loans will become delinquent, and that some may only be partially repaid or may never be repaid at all. We may experience losses for reasons beyond our control, such as the impact of general economic conditions on customers and their businesses. Accordingly, we maintain an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. In determining the size of our allowance for loan losses, we rely on an analysis of our loan portfolio considering historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and nonaccruals, economic conditions and other pertinent information. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires us to use significant judgment to estimate the level of credit risk and probable losses of the institution based on an evaluation the factors and circumstances that exist as of the applicable measurement date, all of which may change materially. Although we endeavor to maintain our allowance for loan losses at a level adequate to absorb any inherent losses in the loan portfolio, these estimates of loan losses are necessarily subjective and their accuracy depends on the outcome of future events. As of December 31, 2021, the allowance for loan losses was $20.0 million or 1.20% of total loans, net of unearned income.

Deterioration of economic conditions affecting borrowers, new information regarding existing loans, inaccurate management assumptions, identification of additional problem loans, temporary modifications, loan forgiveness, automatic forbearance and other factors, both within and outside of our control, may result in our experiencing higher levels of nonperforming assets and charge-offs, and incurring loan losses in excess of our current allowance for loan losses, requiring us to make material additions to our allowance for loan losses, which could have an adverse effect on our business, financial condition and results of operations.

Additionally, federal and state banking regulators, as an integral part of their supervisory function, periodically review the allowance for loan losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. If we need to make significant and unanticipated increases in the loss allowance in the future, or to take additional charge-offs for which we have not established adequate reserves, our business, financial condition and results of operations could be adversely affected at that time.

Finally, FASB has issued a new accounting standard that will replace the current approach under GAAP, for establishing our allowance for loan losses, which generally considers only past events and current conditions, with a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first originated or acquired. This standard, referred to as the Current Expected Credit Loss standard will be effective for us on January 1, 2023. The CECL standard will require us to record, at the time of origination, credit losses expected throughout the life of our loans and held-to-maturity securities, as opposed to the current practice of recording losses when it is probable that a loss event has occurred.

If our non-performing assets increase, our earnings will be adversely affected.

At December 31, 2021, we had no non-performing assets. Non-performing assets consist of non-accrual loans, loans 90 days or more past due and still accruing interest, and other real estate owned. Non-performing assets held by the Company will adversely affect our net income in various ways:

•	we record interest income only on the cash basis or cost-recovery method for non-accrual loans and we do not record interest income for other real estate owned;

•	we must provide for probable loan losses through a current period charge to the provision for loan losses;

•	non-interest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;

•	there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and

•	the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase, which could have a material adverse effect on our financial condition and results of operations.

Our focus on lending to small to medium-sized businesses may increase our credit risk.

We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete, and may experience substantial volatility in operating results, any of which may impair their ability as a borrower to repay a loan. These factors may be especially true given the effects of the COVID-19 pandemic. If general economic conditions in the markets in which we operate negatively impact this customer segment, our results of operations and financial condition and the value of our common stock may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. The deterioration of our borrowers’ businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.

A substantial portion of our loans are and will continue to be real estate related loans in the Washington, D.C. metropolitan area. Adverse changes in the real estate market or economy in this area could lead to higher levels of problem loans and charge-offs, adversely affecting our earnings and financial condition.

We make loans primarily to borrowers in the Washington, D.C. MSA, focusing on the Virginia counties of Arlington, Fairfax, Loudoun and Prince William and the independent cities located within those counties, and Washington D.C. and its Maryland suburbs, and have a substantial portion of our loans secured by real estate. These concentrations expose us to the risk that adverse developments in the real estate market, or in the general economic conditions in such areas, or the continuation of such adverse developments, could increase the levels of nonperforming loans and charge-offs, and reduce loan demand and deposit growth. In that event, we would likely experience lower earnings or losses. Additionally, if economic conditions in the area deteriorate, or there is significant volatility or weakness in the economy or any significant sector of the area’s economy, our ability to develop our business relationships may be diminished, the quality and collectability of our loans may be adversely affected, our provision for loan losses may increase, the value of collateral may decline and loan demand may be reduced.

We are exposed to higher credit risk by commercial real estate, commercial and industrial and construction and development-based lending as well as relationship exposure with a number of large borrowers.

Commercial real estate, commercial and industrial and construction and development based lending usually involve higher credit risks than 1-4 family residential real estate lending. As of December 31, 2021, the following loan types accounted for the stated percentages of our loan portfolio: commercial real estate (both owner-occupied and non-owner occupied) -  52.1%; commercial and industrial -  7.4%; and construction and land -  13.9%. These types of loans also involve larger loan balances to a single borrower or groups of related borrowers. These higher credit risks are further heightened when the loans are concentrated in a small number of larger borrowers leading to relationship exposure. As of December 31, 2021, we had 28 relationships with over $10 million of outstanding borrowings with us. While we are not dependent on any of these relationships and while none of these large relationships have directly impacted our allowance for loan losses, a deterioration of any of these large credits could require us to increase our allowance for loan losses or result in significant losses to us.

Non-owner occupied commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers’ ability to repay their loans depends on successful development of their properties, in addition to the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.

Commercial and industrial loans and owner-occupied commercial real estate loans are typically based on the borrowers’ ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the assets securing the loans have the following characteristics: (i) they depreciate over time, (ii) they are difficult to appraise and liquidate, and (iii) they fluctuate in value based on the success of the business.

Real estate construction and development loan lending involves additional risks because funds are advanced based on the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.

Additionally, commercial real estate loans, commercial and industrial loans and construction and development loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review and monitoring cannot eliminate all of the risks related to these loans.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a foreclosure depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of other real estate owned (“OREO”) could have an adverse effect on our business, financial condition and results of operations. The Company did not have any OREO as of December 31, 2021.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. Additionally, federal and state regulators have prosecuted or pursued enforcement action against a number of mortgage servicing companies for alleged consumer law violations. If new federal or state laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, they could have an adverse effect on our business, financial condition and results of operations.

A significant percentage of our loans are attributable to a relatively small number of borrowers.

Our 10 largest borrowing relationships accounted for approximately 11.1% of our loans at December 31, 2021. Our largest single borrowing relationship accounted for approximately 1.5% of our loans at December 31, 2021. The loss of any combination of these borrowers, or a significant decline in their borrowings due to fluctuations related to their business needs, could adversely affect our results of operations if we are unable to replace their borrowings with similarly priced new loans or investments. In addition, with this concentration of credit risk among a limited number of borrowers, we may face a greater risk of material credits losses if any one or several of these borrowers fail to perform in accordance with their loans, compared to a bank with a more diversified loan portfolio.

Lack of seasoning of our loan portfolio could increase risk of credit defaults in the future.

As a result of our organic growth over the past several years, as of December 31, 2021, approximately $1.07 billion, or 64.5%, of the loans in our loan portfolio were first originated during the past three years. The average age by loan type for loans originated in the past three years is: commercial real estate loans—1.37 years; commercial and industrial loans—1.16 years; commercial construction loans—0.83 years; and consumer residential loans—1.33 years. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Therefore, the recent and current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned and may not serve as a reliable basis for predicting the health and nature of our loan portfolio, including net charge-offs and the ratio of nonperforming assets in the future. Our limited experience with these loans may not provide us with a significant history with which to judge future collectability or performance. However, we believe that our stringent credit underwriting process, our ongoing credit review processes, and our history of successful management of our loan portfolio, mitigate these risks. Nevertheless, if delinquencies and defaults increase, we may be required to increase our provision for loan losses, which could have a material adverse effect on our business, financial condition and results of operations.

As a participating lender in the SBA’s PPP, we are subject to added risks, including credit, fraud, and litigation risks.

In April 2020, we began processing loan applications under the PPP as an eligible lender with the benefit of a government guarantee of loans to small business clients, many of whom may face difficulties even after being granted such a loan. As a participant in the PPP, we face increased risks, particularly in terms of credit, fraud and litigation risks. The PPP opened to borrower applications shortly after the enactment of its authorizing legislation, and, as a result, there was some ambiguity in the laws, rules and guidance regarding the program’s operation. Subsequent rounds of legislation and associated agency guidance have not provided needed clarity and in certain instances have potentially created additional inconsistencies and ambiguities. Accordingly, we are exposed to risks relating to compliance with PPP requirements, including the risk of becoming the subject of governmental investigations, enforcement actions, private litigation and negative publicity.

We have additional credit risk with respect to PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, funded or serviced, such as an issue with the eligibility of a borrower to receive a PPP loan, which may or may not be related to the ambiguity in the laws, rules and guidance regarding the operation of the PPP. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which the PPP loan was originated, funded, or serviced by us, the SBA may deny its liability under the guaranty, reduce the amount of the guarantee or, if it has already paid under the guarantee, seek recovery of any loss related to the deficiency from the Bank.

Also, PPP loans are fixed, low interest rate loans that are guaranteed by the SBA and subject to numerous other regulatory requirements, and a borrower may apply to have all or a portion of the loan forgiven. If PPP borrowers fail to qualify for loan forgiveness, we face a heightened risk of holding these loans at unfavorable interest rates for an extended period of time.

Furthermore, since the launch of the PPP, several larger banks have been subject to litigation regarding the process and procedures that such banks used in processing applications for the PPP, and we may be exposed to the risk of litigation, from both customers and non-customers that approached us regarding PPP loans, relating to these or other matters. Also, many financial institutions throughout the country have been named in putative class actions regarding the alleged nonpayment of fees that may be due to certain agents who facilitated PPP loan applications. The costs and effects of potential litigation related to PPP participation could have an adverse effect on our business, financial condition and results of operations.

As of December 31, 2021, the Company had 361 PPP loans with outstanding balances totaling $67.7 million, net of deferred costs and fees.

The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property and other real estate owned may not accurately reflect the net value of the asset.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately reflect the net value of the collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of OREO that we acquire through foreclosure proceedings and to determine loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, if any, and our allowance for loan losses may not reflect accurate loan impairments. Inaccurate valuation of OREO or inaccurate provisioning for loan losses could have an adverse effect on our business, financial condition and results of operations. The Company did not have any OREO as of December 31, 2021.

Risks Related to Funding and Liquidity

Our deposit portfolio includes significant concentrations and a large percentage of our deposits are attributable to a relatively small number of customers.

We rely on a small number of large deposit customers, including high-average balance municipal deposits, as a source of funds. Our 10 largest depositor relationships accounted for approximately 17.4% of our deposits at December 31, 2021. Our largest depositor relationship accounted for approximately 3.2% of our deposits at December 31, 2021. These deposits can and do fluctuate substantially. The loss of any combination of these depositors, or a significant decline in the deposit balances due to ordinary course fluctuations related to these customers’ operations, could adversely affect our liquidity and require us to raise deposit rates to attract new deposits, purchase federal funds or borrow funds on a short-term basis to replace such deposits. Depending on the interest rate environment and competitive factors, low cost deposits may need to be replaced with higher cost funding, resulting in a decrease in net interest income and net income.

Limits on our ability to use brokered deposits as part of our funding strategy may adversely affect our ability to grow.

A “brokered deposit” is any deposit that is obtained from, or through the mediation or assistance of, a deposit broker. These deposit brokers attract deposits from individuals and companies throughout the country and internationally whose deposit decisions are based almost exclusively on obtaining the highest interest rates. Recently enacted legislation excludes reciprocal deposits of up to the lesser of $5 billion or 20.0% of an institution’s deposits from the definition of brokered deposits, where the institution is well capitalized and has a composite supervisory rating of 1 or 2. We have used brokered deposits in the past, and we intend to continue to use brokered deposits as one of our funding sources to support future growth. We have established a brokered deposit to total deposit tolerance ratio of 15.0%. As of December 31, 2021, brokered deposits represented approximately 11.6% of our total deposits. Reciprocal deposits represented an additional 14.4% of total deposits at December 31, 2021. Currently, our brokered deposits have a comparable deposit cost to our core deposits.

There are risks associated with using brokered deposits. In order to continue to maintain our level of brokered deposits, we may be forced to pay higher interest rates than those contemplated by our asset-liability pricing strategy which could have an adverse effect on our net interest margin. In addition, banks that become less than “well capitalized” under applicable regulatory capital requirements may be restricted in their ability to accept or renew, or prohibited from accepting or renewing, brokered deposits. If this funding source becomes more difficult to access, we will have to seek alternative funding sources in order to continue to fund our growth. This may include increasing our reliance on Federal Home Loan Bank of Atlanta (“FHLB”) borrowing, attempting to attract additional non-brokered deposits, and selling loans. There can be no assurance that brokered deposits will be available, or if available, sufficient to support our continued growth. The unavailability of a sufficient volume of brokered deposits could have a material adverse effect on our business, financial condition and results of operations.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.

Liquidity is essential to our business and we monitor our liquidity and manage our liquidity risk at the holding company and bank level. We require sufficient liquidity to fund asset growth, meet customer loan requests, customer deposit maturities and withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances, including events causing industry or general financial market stress. Liquidity risk can increase due to a number of factors, which include, but are not limited to, an over-reliance on a particular source of funding, changes in the liquidity needs of our depositors, an increase in borrowing by our customers, adverse regulatory actions against us, or a downturn in the markets in which our loans are concentrated.

Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost, in a timely manner, and without adverse consequences. The actual borrowing needs of our customers may exceed our expectations, especially during a challenging economic environment when our customers’ companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from other sources. Our inability to raise funds through deposits, borrowings, the sale of loans, and other sources could have an adverse effect on our business, financial condition and results of operations, and could result in the closure of the Bank.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities and proceeds from issuance and sale of our equity and debt securities. Additional liquidity is provided by the ability to borrow from the FHLB, and the Federal Reserve Bank of Richmond (“Reserve Bank”) to fund our operations. We may also borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance our activities or on acceptable terms could be impaired by factors that affect our organization specifically or the financial services industry or economy in general. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our primary market or by one or more adverse regulatory actions against us.

Any substantial, unexpected, and/or prolonged change in the level or cost of liquidity could impair our ability to fund operations and meet our obligations as they become due and could have an adverse effect on our business, financial condition and results of operations. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if our financial condition, the financial condition of the FHLB or market conditions change. FHLB borrowings and other current sources of liquidity may not be available or, if available, sufficient to provide adequate funding for operations and to support our continued growth. The unavailability of a sufficient funding could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business, Industry and Markets

We operate in a highly competitive market and face increasing competition from a variety of traditional and new financial services providers.

We have many competitors. Our principal competitors are commercial and community banks, credit unions, savings and loan associations, mortgage banking firms and online mortgage lenders and consumer finance companies, including large national financial institutions that operate in our market. Many of these competitors are larger than us, have significantly more resources, greater brand recognition and more extensive and established branch networks or geographic footprints than we do, and may be able to attract customers more effectively than we can. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing, and may better afford and make broader use of media advertising, support services and electronic technology than we do. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We compete with these other financial institutions both in attracting deposits and making loans. We expect competition to continue to increase as a result of legislative, regulatory and technological changes, the continuing trend of consolidation in the financial services industry and the emergence of alternative banking sources. Our profitability in large part depends upon our continued ability to compete successfully with traditional and new financial services providers, some of which maintain a physical presence in our market and others of which maintain only a virtual presence. Increased competition could require us to increase the rates we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability.

Failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers. Failure to keep pace successfully with technological change affecting the financial services industry could harm our ability to compete effectively and could have an adverse effect on our business, financial condition and results of operations. As these technologies improve in the future, we may be required to make significant capital expenditures in order to remain competitive, which may increase our overall expenses and have an adverse effect on our business, financial condition and results of operations.

We follow a relationship-based operating model and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining bankers and other associates who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. Furthermore, maintaining our reputation also depends on our ability to protect our brand name and associated trademarks.

However, reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding our Company and the financial institutions industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including business and lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract customers and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our customers and communities, this risk will always be present given the nature of our business.

If our reputation is negatively affected by the actions of our employees or otherwise, our business and operating results may be materially adversely affected.

We are dependent on our management team and key employees.

We believe that our continued growth and future success will depend on the retention of our management team and key employees. Our management team and other key employees, including those who conduct our loan origination and other business development activities, have significant industry experience. We cannot ensure that we will be able to retain the services of any members of our management team or other key employees. Though we have employment agreements in place with certain members of our management team they may still elect to leave at any time. The loss of any of our management team or our key employees could adversely affect our ability to execute our business strategy, and we may not be able to find adequate replacements on a timely basis, or at all.

Our future success also depends on our continuing ability to attract, develop, motivate and retain key employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Because the market for qualified individuals is highly competitive, we may not be able to attract and retain qualified officers or candidates. Failure to attract and retain a qualified management team and qualified key employees could have an adverse effect on our business, financial condition and results of operations.

Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest-earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will negatively impact our earnings. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply, and international disorder and instability in domestic and foreign financial markets.

Interest rate increases often result in larger payment requirements for our borrowers, which increase the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates.

Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows.

If short-term interest rates remain at their historically low levels for a prolonged period, and assuming longer term interest rates fall further, we could experience net interest margin compression as our interest earning assets would continue to re-price downward while our interest-bearing liability rates could fail to decline in tandem. Such an occurrence would have a material adverse effect on our net interest income and our results of operations.

Although we believe that we have implemented effective asset and liability management strategies to mitigate the potential adverse effects of changes in interest rates on our results of operations, any substantial or unexpected change in, or prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations.

Monetary policies and regulations of the Federal Reserve could have an adverse effect on our business, financial condition and results of operations.

Our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Risks Related to Our Operations

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we rely heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to asset funding, the value of the asset may be significantly lower than expected, or we may fund a loan that we would not have funded or on terms we would not have extended. Whether a misrepresentation is made by the applicant or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the monetary losses we may suffer.

System failure or breaches of our network security, including as a result of cyber-attacks or data security breaches, could subject us to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure we use may be vulnerable to physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes breakdowns or disruptions in our customer relationship management, general ledger, deposit, loan and other systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny for failure to comply with required information security standards, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on us.

Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. Information security risks have generally increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. Our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. In addition, to access our products and services, our customers may use devices that are beyond our control systems. Although we believe we have robust information security procedures and controls, our technologies, systems, networks, and our customers’ devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of the Bank’s or our customers’ confidential, proprietary and other information, or otherwise disrupt the Bank’s or our customers’ or other third parties’ business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

The Bank is under continuous threat of loss due to hacking and cyber-attacks especially as we continue to expand customer capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from customer or our accounts. Attempts to breach sensitive customer data, such as account numbers and social security numbers, present significant reputational, legal and/or regulatory costs to us if successful. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. We cannot assure that we will not be the victim of successful hacking or cyberattacks in the future that could cause us to suffer material losses. The occurrence of any cyber-attack or information security breach could result in potential liability to customers, reputational damage and the disruption of our operations, and regulatory concerns, all of which could adversely affect our business, financial condition or results of operations.

We are dependent on the use of data and modeling in both our management’s decision-making generally and in meeting regulatory expectations in particular.

The use of statistical and quantitative models and other quantitatively-based analyses is endemic to bank decision making and regulatory compliance processes, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, allowance for loan loss measurement, portfolio stress testing and the identification of possible violations of anti-money laundering regulations are examples of areas in which we are dependent on models and the data that underlie them. We anticipate that model-derived insights will be used more widely in our decision making in the future. While these quantitative techniques and approaches improve our decision making, they also create the possibility that faulty data or flawed quantitative approaches could yield adverse outcomes or regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision making, which could have an adverse effect on our business, financial condition and results of operations.

We rely on third parties to provide key components of our business infrastructure.

We rely on third parties to provide key components for our business operations, such as data processing and storage, recording and monitoring transactions, online banking interfaces and services, internet connections, and network access. While we select these third-party vendors carefully, we do not control their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor, failure of a vendor to provide services for any reason, or poor performance of services by a vendor, could adversely affect our ability to deliver products and services to our customers and otherwise conduct our business. Financial or operational difficulties of a third-party vendor could also hurt our operations if those difficulties interfere with the vendor’s ability to serve us. Replacing these third-party vendors could create significant delays and expense that adversely affect our business and performance.

We are exposed to risk of environmental liabilities with respect to properties to which we obtain title.

A significant portion of our loan portfolio is secured by real estate. In the course of our business, we may foreclose and take title to real estate and could be subject to environmental liabilities with respect to these properties. We may be held liable to a government entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation and remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business, results of operations and prospects.

We may be adversely affected by the lack of soundness of other financial institutions or market utilities.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies may be interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. As a result, defaults by, declines in the financial condition of, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, could lead to market-wide liquidity problems and losses or defaults by us or other institutions. These losses could have an adverse effect on our business, financial condition and results of operations.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances. Our risk management framework may not adequately mitigate any risk or loss to us. If our risk management framework is not effective, we could suffer unexpected losses and our business, financial condition and results of operations could be adversely affected. We may also be subject to potentially adverse regulatory consequences.

We depend on the accuracy and completeness of information provided by customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished by or on behalf of customers and counterparties, including financial information. We may also rely on representations of customers and counterparties as to the accuracy and completeness of that information. In deciding whether to extend credit, we may rely upon customers’ representations that their financial statements conform to GAAP and present fairly the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of our customers. Our business, financial condition and results of operations could be adversely affected if we rely on misleading, false, inaccurate or fraudulent information.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make certain activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

Changes in accounting standards could materially impact our financial statements.

From time to time, FASB or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of December 31, 2021, the fair value of our portfolio of investment in debt securities was approximately $342.6 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments (“OTTI”) and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, financial condition or results of operations. The process for determining whether impairment of a security is OTTI usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer, any collateral underlying the security and our intent and ability to hold the security for a sufficient period of time to allow for any anticipated recovery in fair value, in order to assess the probability of receiving all contractual principal and interest payments on the security. Our failure to correctly and timely assess any impairments or losses with respect to our securities could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to our Regulatory Environment

Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.

The banking industry is highly regulated and supervised under both federal and state laws and regulations that are intended primarily for the protection of depositors, customers, the public, the banking system as a whole or the DIF, not for the protection of our shareholders and creditors. We are subject to regulation and supervision by the Federal Reserve, and our Bank is subject to regulation and supervision by the FDIC and the Virginia BFI. These regulatory agencies periodically examine our business, including our compliance with laws and regulations, and have the power take a number of different remedial actions if they discover violations of law or regulations, or they determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of our operations have become unsatisfactory. See Item 1 (“Business”) under “Supervision and Regulation” for further discussion of the laws and regulations applicable to us.

Compliance with these laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance costs. We must obtain approval from our regulators before engaging in certain activities, and there is risk that such approvals may not be granted, either in a timely manner or at all. These requirements may constrain our operations, and the adoption of new laws and changes to, or repeal of, existing laws may have an adverse effect on our business, financial condition and results of operations. Also, the burden imposed by those federal and state regulations may place banks in general, including our Bank in particular, at a competitive disadvantage compared to their non-bank competitors. Compliance with current and potential regulation, as well as supervisory scrutiny by our regulators, may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital, and limit our ability to pursue business opportunities in an efficient manner by requiring us to expend significant time, effort and resources to ensure compliance and respond to any regulatory inquiries or investigations. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could have an adverse effect on our business, financial condition and results of operations.

Applicable laws, regulations, interpretations, enforcement policies and accounting principles have been subject to significant changes in recent years, and may be subject to significant future changes. Additionally, federal and state regulatory agencies may change the manner in which existing regulations are applied. We cannot predict the substance or effect of pending or future legislation or regulation or changes to the application of laws and regulations to us. Future changes may have an adverse effect on our business, financial condition and results of operations.

We are subject to stringent capital requirements, which could have an adverse effect on our operations.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and defines “capital” for calculating these ratios. The capital rules require bank holding companies and banks to maintain a common equity Tier 1 capital to risk-weighted assets ratio of at least 7.0% (a minimum of 4.5% plus a capital conservation buffer of 2.5%), a Tier 1 capital to risk-weighted assets ratio of at least 8.5% (a minimum of 6.0% plus a capital conservation buffer of 2.5%), a total capital to risk-weighted assets ratio of at least 10.5% (a minimum of 8% plus a capital conservation buffer of 2.5%), and a leverage ratio of Tier 1 capital to total consolidated assets of at least 4.0%. An institution’s failure to exceed the capital conservation buffer with common equity Tier 1 capital would result in limitations on an institution’s ability to make capital distributions and discretionary bonus payments. In addition, for an insured depository institution to be “well capitalized” under the banking agencies’ prompt corrective action framework, it must have a common equity Tier 1 capital ratio of at least 6.5%, Tier 1 capital ratio of at least 8.0%, a total capital ratio of at least 10.0%, and a leverage ratio of at least 5.0%, and must not be subject to any written agreement, order or capital directive, or prompt corrective action directive issued by its primary federal or state banking regulator to meet and maintain a specific capital level for any capital measure.

We operate under the Federal Reserve’s Small Bank Holding Company Policy Statement, which exempts from the Federal Reserve’s risk-based-capital and leverage rules bank holding companies with assets of less than $3.0 billion that are not engaged in significant nonbanking activities, do not conduct significant off-balance sheet activities and that do not have a material amount of debt or equity securities registered with the SEC. Historically, the Federal Reserve has not usually deemed a bank holding company ineligible for application of this policy statement solely because its common stock is registered under the Exchange Act. However, there can be no assurance that the Federal Reserve will continue this practice, and as a result the registration of our common shares may result in the loss of our status as a small bank holding company for these purposes. Additionally, if our consolidated assets increase to $3.0 billion or larger, the Company would be subject to the consolidated holding company capital requirements similar to those applicable to the Bank. The application of additional capital requirements could, among other things, result in lower returns on equity, requiring the raising of additional capital, and resulting in regulatory actions constraining us from paying dividends or repurchasing shares if we were unable to comply with such requirements.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress. A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection.

Any new or revised standards adopted in the future may require us to maintain materially more capital, with common equity as a more predominant component, or manage the configuration of our assets and liabilities to comply with formulaic capital requirements. We may not be able to raise additional capital at all, or on terms acceptable to us. Failure to maintain capital to meet current or future regulatory requirements could have an adverse effect on our business, financial condition and results of operations.

We face a risk of noncompliance and enforcement action with the BSA and other anti-money laundering statutes and regulations.

The BSA, the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. Our federal and state banking regulators, the Financial Crimes Enforcement Network, and other government agencies are authorized to impose significant civil money penalties for violations of anti-money laundering requirements. We are also subject to increased scrutiny of compliance with the regulations issued and enforced by OFAC, which is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. If our program is deemed deficient, we could be subject to liability, including fines, civil money penalties and other regulatory actions, which may include restrictions on our business operations and our ability to pay dividends, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have significant reputational consequences for us. Any of these circumstances could have an adverse effect on our business, financial condition and results of operations.

We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or other incident involving personal, confidential, or proprietary information of individuals could damage our reputation and otherwise adversely affect our business.

Our business requires the collection and retention of large volumes of customer data, including personally identifiable information (“PII”), in various information systems that we maintain and in those maintained by third party service providers. We also maintain important internal company data such as PII about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of PII of individuals (including customers, employees, and other third parties). For example, our business is subject to the GLB Act, which, among other things: (i) imposes certain limitations on our ability to share nonpublic PII about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various federal and state banking regulators and states have also enacted data breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in the event of a security breach.

Ensuring that our collection, use, transfer and storage of PII complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that customers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Concerns regarding the effectiveness of our measures to safeguard PII, or even the perception that such measures are inadequate, could cause us to lose customers or potential customers and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our business, financial condition and results of operations.

Our use of third party vendors and our other ongoing third party business relationships are subject to increasing regulatory requirements and attention.

We regularly use third party vendors in our business and we rely on some of these vendors for critical functions including, but not limited to, our core processing function. Third party relationships are subject to increasingly demanding regulatory requirements and attention by bank regulators. We expect our regulators to hold us responsible for deficiencies in our oversight or control of our third party vendor relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or that such vendors have not performed adequately, we could be subject to administrative penalties or fines as well as requirements for consumer remediation, any of which could have a material adverse effect on our business, financial condition and results of operations.

The expected replacement or discontinuation of LIBOR as a benchmark interest rate and a transition to an alternative reference interest rate could present operational problems and result in market disruption.

Although we expect that the capital and debt markets will cease to use LIBOR as a benchmark in the near future and the administrator of LIBOR has announced its intention to extend the publication of most tenors of LIBOR for U.S. Dollars through June 30, 2023, we cannot predict whether or when LIBOR will actually cease to be available, whether the Secured Overnight Funding Rate (“SOFR”), will become the market benchmark in its place or what impact such a transition may have on our business, financial condition and results of operations.

The Federal Reserve, based on the recommendations of the New York Federal Reserve’s Alternative Reference Rate Committee, has begun publishing SOFR, which is intended to replace LIBOR, and has encouraged banks to transition away from LIBOR as soon as practicable. Although SOFR appears to be the preferred replacement rate for LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside of the United States. The replacement of LIBOR also may result in economic mismatches between different categories of instruments that now consistently rely on the LIBOR benchmark. Markets are slowly developing in response to these new rates, and questions around liquidity in these rates and how to appropriately adjust these rates to eliminate any economic value transfer at the time of transition remain a significant concern.

Certain of our financial products are tied to LIBOR. Inconsistent approaches to a transition from LIBOR to an alternative rate among different market participants and for different financial products may cause market disruption and operational problems, which could adversely affect us, including by exposing us to increased basis risk and resulting costs in connection, and by creating the possibility of disagreements with counterparties. As of December 31, 2021, the Company had three loans indexed to LIBOR and was in process of modifying the rate on these loans with the respective borrowers. The Company is also considering modifications to the repricing of the subordinated debt that will be indexed to LIBOR when it converts to a floating rate in July 2022.

Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

The federal banking agencies have issued guidance regarding concentrations in commercial real estate lending for institutions that are deemed to have particularly high concentrations of commercial real estate loans within their lending portfolios. Under this guidance, an institution that has (i) total reported loans for construction, land development, and other land which represent 100% or more of the institution’s total risk-based capital; or (ii) total commercial real estate loans representing 300% or more of the institution’s total risk-based capital, where the outstanding balance of the institution’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months, is identified as having potential commercial real estate concentration risk. An institution that is deemed to have concentrations in commercial real estate lending is expected to employ heightened levels of risk management with respect to its commercial real estate portfolios, and may be required to maintain higher levels of capital.

As of December 31, 2021, commercial real estate loans represent 337.9% of our total risk-based capital and had increased 14.5% during the prior 36 months. We cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management has extensive experience in commercial real estate lending, and has implemented and continues to maintain heightened portfolio monitoring and reporting, and strong underwriting criteria with respect to our commercial real estate portfolio. Nevertheless, we could be required to maintain higher levels of capital as a result of our commercial real estate concentration, which could limit our growth, require us to obtain additional capital, and have an adverse effect on our business, financial condition and results of operations.

Risks Related to an Investment in Our Common Stock

Our common stock currently has a limited trading market and is thinly traded, and a more liquid market for our common stock may not develop, which may limit the ability of shareholders to sell their shares and may increase price volatility.

Our common stock is currently quoted on the OTC Markets Group’s OTCQB marketplace under the trading symbol “JMSB.” Our common stock is thinly traded and has substantially less liquidity than the stock of many other bank holding companies. We have applied to have our common stock listed on the Nasdaq Capital Market under the symbol “JMSB.” We believe that we will satisfy the listing requirements and expect that our common stock will be listed on the Nasdaq Capital Market concurrently with the effectiveness of this registration statement. Such listing, however, is not guaranteed. Even if such listing is approved, there can be no assurance that an active, liquid trading market in our common stock will develop or, if developed, that the market will continue. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition. In addition, thinly traded stocks can be more volatile than more widely traded stocks. Our stock price has been volatile in the past and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control and may be unrelated to our actual operating performance.

We currently qualify as an “emerging growth company” and a “smaller reporting company,” and the reduced disclosures and relief from certain other significant disclosure requirements that are available to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the federal securities laws, and we intend to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements to hold non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company for up to five years, though we may cease to be an emerging growth company earlier if our gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31.

We are also a “smaller reporting company,” as defined in the federal securities laws, and will remain a smaller reporting company until the fiscal year following the determination that the market value of our common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter. Similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations, such as an exemption from providing selected financial data and an ability to provide simplified executive compensation information and only two years of audited financial statements. If we qualify as a smaller reporting company at the time we cease to qualify as an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies.

Investors and securities analysts may find it more difficult to evaluate our common stock because we will rely on one or more of these exemptions. If, as a result, some investors find our common stock less attractive, there may be a less active trading market for our common stock, which could result in reductions and greater volatility in the prices of our common stock.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

As a result of this registration, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will be required to:

•	prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and rules;

•	expand the roles and duties of our board of directors and committees thereof;

•	institute more comprehensive financial reporting and disclosure compliance procedures;

•	involve and retain to a greater degree outside counsel and accountants in activities listed above;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

•	retain additional personnel;

•	comply with Nasdaq Stock Market listing standards; and

•	comply with applicable requirements of the Sarbanes-Oxley Act.

We expect these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses that we did not previously incur. We anticipate that these costs will materially increase our general and administrative expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, results of operations and financial condition.

As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

If we fail to design, implement and maintain effective internal control over financial reporting or remediate any future material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Effective internal control over financial reporting is necessary for us to provide reliable reports and prevent fraud. We may not be able to identify all significant deficiencies and/or material weaknesses in our internal control over financial reporting in the future, and our failure to maintain effective internal control over financial reporting could have an adverse effect on our business, financial condition and results of operations.

In the normal course of our operations, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board, as a deficiency, or combination of deficiencies, in internal control over financial reporting that results in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence, we would have to disclose in periodic reports we file with the SEC any material weakness in our internal control over financial reporting. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective and, when we cease to be an emerging growth company under the JOBS Act, preclude our independent registered public accounting firm from rendering their report addressing an assessment of the effectiveness of our internal control over financial reporting. In addition, disclosures of deficiencies of this type in our SEC reports could cause investors to lose confidence in our financial reporting, and may negatively affect the market price of our common stock, and could result in the delisting of our securities from the securities exchanges on which they trade. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting, such deficiencies may adversely affect us.

We have no current plans to pay cash dividends.

Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. The Bank is our primary operating business and the source of substantially all of our earnings, and our ability to pay dividends will be subject to the earnings, capital levels, capital needs and limitations relating to the payment of dividends by the Bank to us. The amount of dividends that a bank may pay is limited by state and federal laws and regulations. While we have sufficient retained earnings and expect our future earnings to be sufficient to pay cash dividends, our board of directors currently intends to retain earnings for the purpose of capitalizing future growth. In addition, we are a bank holding company, and our ability to declare and pay dividends to our shareholders is dependent on federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. It is the policy of the Federal Reserve that bank holding companies should generally pay dividends on common stock only out of earnings, and only if prospective earnings retention is consistent with the organization’s expected future needs, asset quality and financial condition.

We may issue additional equity securities, or engage in other transactions, which could affect the priority of our common stock, which may adversely affect the market price of our common stock.

Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. We are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be effected. Such offerings could be dilutive to common shareholders. We may also issue shares of preferred stock that will provide new investors with rights, preferences and privileges that are senior to, and that adversely affect, our then current common shareholders. Additionally, if we raise additional capital by making additional offerings of debt or preferred equity securities, upon liquidation, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our common stock is subordinate to our existing and future indebtedness.

Shares of our common stock are equity interests and do not constitute indebtedness. As such, our common stock ranks junior to all our customer deposits and indebtedness, and other non-equity claims on us, with respect to assets available to satisfy claims. In addition, the shares of common stock rank junior to the noteholders of the $25.0 million in subordinated debt that we issued in July 2017.

Our corporate governance documents, and corporate and banking laws applicable to us, could make a takeover more difficult and adversely affect the market price of our common stock.

Certain provisions of our articles of incorporation and bylaws, and Virginia corporate and federal banking laws, could delay, defer, or prevent a third party from acquiring control of our organization or conducting a proxy contest, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions and regulations applicable to us:

•	enable our board of directors to issue additional shares of authorized, but unissued capital stock;

•	enable our board of directors to issue “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the board;

•	do not provide for cumulative voting rights;

•	enable our board of directors to amend certain provisions of our bylaws without shareholder approval;

•	limit the right of shareholders to call a special meeting;

•	require advance notice for director nominations and other shareholder proposals;

•	require prior regulatory application and approval of any transaction involving control of our organization;

•	may limit the ability of the Company to enter into certain business combination transactions with affiliated shareholders, without prior board and shareholder approval; and

•	may limit the ability of holders of more than 20% of our common stock from voting certain of their shares.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our shareholders might otherwise receive a premium over the market price of our shares.

An investment in our common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

An investment in our common stock is not a deposit account or other obligation of the Bank and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other governmental, public or private entity. An investment in our common stock is inherently risky for the reasons described herein. As a result, if you acquire our common stock, you could lose some or all of your investment.

Item 2.            Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the consolidated financial condition and results of operations of the Company and its subsidiary should be read in conjunction with the consolidated financial statements and related notes presented in Item 13, Financial Statements and Supplementary Data, of this registration statement. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate results of operations or trends in operations for any future periods.

Overview

We are a bank holding company headquartered in Reston, Virginia primarily serving the Washington, D.C. MSA. The material business operations of our organization are performed through the Bank. As a result, the discussion and analysis within this section primarily relate to activities conducted at the Bank.

As with most community banks, the Bank derives a significant portion of its income from interest received on loans and investments. The Bank’s primary source of funding is deposits, both interest-bearing and non-interest-bearing. To account for credit risk inherent in all loans, the Bank maintains an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. The Bank establishes and maintains this allowance by recording a provision for loan losses against earnings. In addition to net interest income, the Bank also generates income through service charges on deposits, insurance commission income, income from bank owned life insurance, and merchant services fee income. In order to maintain its operations, the Bank incurs various operating expenses which are further described within the “Results of Operations” later in this section.

As of December 31, 2021, the Company had total consolidated assets of $2.15 billion, total loans net of unearned income of $1.67 billion, total deposits of $1.88 billion and total shareholders’ equity of $208.5 million.

Critical Accounting Policies and Estimates

The Company’s accounting and reporting policies conform to GAAP, as well as general practices within the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements may reflect different estimates, assumptions, and judgments. Certain policies inherently rely more extensively on the use of estimates, assumptions, and judgments and as such may have a greater possibility of producing results that could be materially different than originally reported.

The following is a discussion of the critical accounting policy and significant estimates that requires us to make complex and subjective judgments. Additional information about this policy can be found in Note 1 of our consolidated financial statements included in Item 13 of this registration statement.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged off when management believes the collectability of a loan balance is unlikely, which reduces the allowance. Loans are generally written down to the estimated net realizable value of the underlying collateral when the loan is 180 days past due. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans by segment in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonimpaired loans and is based on historical loss experience adjusted for qualitative factors. Qualitative factors used for each segment include an analysis of the levels of and trends in delinquencies, nonaccrual loans, and watch list loans; trends in concentrations, volume and term of loans; effects of any changes in lending policies and practices; experience, ability, and depth of management; national and local economic trends and conditions; and any other factor, as deemed appropriate. The qualitative factors in 2021 and 2020 included considerations related to the ongoing COVID-19 pandemic. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, construction, and commercial mortgage loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures unless the loan has been modified in a troubled debt restructuring.

Reference Rate Reform

In 2017, the U.K. Financial Conduct Authority, the body that regulates LIBOR, announced it will no longer compel banks to submit rates for the calculation of LIBOR after December 31, 2021. On March 5, 2021, the ICE Benchmark Administration, the administrator of LIBOR, confirmed its intention to cease publication of the 1-week and 2-month U.S. Dollar LIBOR settings immediately following the LIBOR publication on December 31, 2021, and the remaining U.S. Dollar LIBOR tenors (overnight, 1, 3, 6, and 12 months) immediately following the LIBOR publication on June 30, 2023. Central banks and regulators around the world have commissioned working groups to find suitable replacements for Interbank Offered Rates and other benchmark rates and to implement financial benchmark reforms more generally. These actions have resulted in uncertainty regarding the use of alternative reference rates and could cause disruptions in a variety of markets, as well as adversely impact our business, operations and financial results.

As of December 31, 2021, the Company had three loans indexed to LIBOR and was in process of modifying the rate on these loans with the respective borrowers. The Company is also considering modifications to the repricing of our subordinated debt that was issued in 2017 and will be indexed to LIBOR when it converts to a floating rate in July 2022.

COVID-19 Pandemic

The Company’s financial performance is highly dependent on the business environment in its primary markets where it operates and in the United States as a whole. The COVID-19 pandemic has significantly impacted all facets of the United States economy, including the banking sector. The duration and extent of the pandemic’s effects over the longer term are dependent on future developments and cannot be reasonably estimated at this time. Risks arising from the pandemic may impact the future earnings, cash flows and financial condition of the Company. These risks, which are inherently uncertain, primarily include: the financial impact of the pandemic on our customers, the ability of those customers to fulfill their financial obligations to the Company, potential operational disruptions, the Company’s ability to generate demand for its products and services, and adverse changes in the valuation of collateral or other assets which may result in impairment charges. Accordingly, estimates used in the preparation of the financial statements may be subject to significant adjustments in future periods due to the unprecedented and evolving nature of the pandemic. The greater the duration and severity of the pandemic, the more likely that estimates will be materially impacted by its effects.

The Company has continued to implement enhanced safety and wellness practices for employees and customers. The Company maintained physical presence in all of the Bank’s branches in 2021 while practicing social distancing procedures to continue to serve our community. Customers were also able to continue their banking activities uninterrupted using our online banking platform, automated teller machines, and via telephone with loan, deposit, branch and treasury management support personnel.

The COVID-19 pandemic has also changed the way we work together. Starting in 2021, management implemented a new policy allowing a hybrid of in-person and remote work to promote flexibility and teaming for a majority of our workforce.

In continuing the Company’s mission of serving our community, the Company approved 1,096 PPP loans, totaling $229.2 million during the first and second rounds of the PPP. The outstanding balance of PPP loans as of December 31, 2021 was $67.7 million, net of deferred fees and costs.

The Company has also aided consumer and commercial customers impacted by the COVID-19 pandemic through its loan deferral program whereby customers experiencing hardships due to COVID-19 were eligible for a deferral in loan payments for up to six months. For the year ended December 31, 2020, the Company was able to approve and process 172 loan payment deferrals for loans that totaled $250.2 million. There were no loan deferrals requested during 2021 and as of December 31, 2020 and 2021 no loans remained on deferral. All of the loans with deferrals in 2020 have continued to make regularly scheduled payments subsequent to the conclusion of their deferral periods.

Selected Financial Data

The following table contains selected historical consolidated financial data as of the dates and for the periods shown. The selected balance sheet data as of December 31, 2021 and 2020 and the selected income statement data for the years ended December 31, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this registration statement and should be read in conjunction with the other information contained in this registration statement, including the information contained within this “Item 2 – Financial Information” and “Item 13 – Financial Statements and Supplementary Data.”

(Dollars in thousands, except per share data)	December 31, 2021	December 31, 2020
Balance Sheet Data:
Loans, net of unearned income	$1,666,469	$1,562,524
Allowance for loan losses	(20,032)	(17,017)
Total Assets	2,149,309	1,885,496
Deposits	1,881,553	1,640,120
Shareholders’ Equity	208,470	186,081
Asset Quality Data:
Net (charge-offs) recoveries to average total loans, net of unearned income (annualized)	(0.01)%	0.00%
Allowance for loan losses to nonperforming loans	NM	NM
Allowance for loan losses to total gross loans net of unearned income(1)	1.20%	1.09%
Non-performing assets to total assets	0.00%	0.00%
Non-performing loans to total loans	0.00%	0.00%
Capital Ratios:
Total risk-based capital ratio (Bank level)	15.3%	14.6%
Tier 1 risk-based capital ratio (Bank level)	14.0%	13.5%
Leverage ratio (Bank level)	11.0%	11.0%
Common equity tier 1 ratio (Bank level)	14.0%	13.5%
Equity-to-total assets ratio	9.70%	9.87%
Income Statement Data:
Interest and dividend income	$74,119	$72,446
Interest expense	8,211	15,607
Net interest income	$65,908	$56,839
Provision for loan losses	3,105	6,217
Non-interest income	1,719	1,613
Non-interest expense	32,262	29,163
Income before taxes	$32,260	$23,072
Income tax expense	6,799	4,546
Net income	$25,461	$18,526
Per Share Data and Shares Outstanding:
Weighted average common shares (basic)	13,581,586	13,460,940
Weighted average common shares (diluted)	13,879,595	13,658,618
Common shares outstanding	13,745,598	13,606,558
Earnings per share, basic	$1.87	$1.37
Earnings per share, diluted	$1.83	$1.35
Book value (at period end)	$15.17	$13.68
Performance Ratios:
Return on average assets(2)	1.25%	1.06%
Return on average equity(3)	12.90%	10.49%
Net interest margin(4)	3.29%	3.33%
Efficiency ratio	47.7%	49.9%

NM – Not meaningful

(1)	Excluding PPP loan balances, the allowance for loan losses as a percentage of gross loans, net of unearned income was 1.25% and 1.17% at December 31, 2021 and December 31, 2020, respectively.

(2)	ROAA is calculated by dividing year-to-date net income by year-to-date average assets.

(3)	ROAE is calculated by dividing year-to-date net income by year-to-date average equity.

(4)	Net interest margin for all periods presented are reported on a tax-equivalent basis using the federal statutory tax rate of 21%.

Financial Overview

General

For the years ended December 31, 2021 and 2020, the Company continued to grow high-quality loans and core deposits. The Company has leveraged its investments in technology to become more efficient and continues to have a strong capital position, excellent asset quality, and a liquid balance sheet. The following highlights the Company’s significant accomplishments during the year ended December 31, 2021:

•	Year-over-year total assets increased 14.0% or $263.8 million to $2.15 billion at December 31, 2021.

•	Gross loans net of unearned income grew $103.9 million or 6.7% from December 31, 2020 to December 31, 2021. Excluding PPP loans, gross loans net of unearned income grew $150.7 million or 10.4% from December 31, 2020 to December 31, 2021.

•	Total deposits grew $241.4 million or 14.7% from December 31, 2020 to December 31, 2021. Non-interest bearing demand deposits grew $126.3 million or 34.8% from December 31, 2020 to December 31, 2021.

•	Net income increased 37.4% year-over-year to $25.5 million for the year ended December 31, 2021 and is the highest net income in the Company’s history. ROAA was 1.25% and ROAE was 12.90% for the twelve months ended December 31, 2021.

•	The Company had no non-performing loans, no loans 30 days or more past due, and no other real estate owned assets at December 31, 2021.

Results of Operations – Years Ended December 31, 2021 and December 31, 2020

Overview

Net income increased $6.9 million or 37.4% to $25.5 million for the year ended December 31, 2021, compared to net income of $18.5 million for the year ended December 31, 2020.

Diluted earnings per share increased $0.48 or 35.6% to $1.83 for the year ended December 31, 2021, compared to diluted earnings per share of $1.35 for the year ended December 31, 2020.

Net interest income increased $9.1 million to $65.9 million for the year ended December 31, 2021, compared to $56.8 million for the year ended December 31, 2020. Balance sheet growth, improved funding composition, and downward repricing of our funding base resulted in an increase in net interest income of 16.0% for the twelve months ended December 31, 2021 when compared to the twelve months ended December 31, 2020.

The provision for loan losses was $3.1 million for the year ended December 31, 2021, compared to $6.2 million for the same period of 2020. The decrease in the provision for loan losses as compared to the same period in 2020 primarily reflects changes in the Company’s evaluation of environmental factors impacting our loan portfolio during 2021. During 2020 and into 2021, the environmental or qualitative factor allocations within the allowance for loan losses were adjusted to account for the risks to certain industry subgroups and portfolio segments within our portfolio as a result of the emergence of the COVID-19 pandemic. Additional discussion of the provision for loan losses is included below under the heading Provision Expense and Allowance for Loan Losses.

Non-interest income increased $106 thousand or 6.6% to $1.7 million for the year ended December 31, 2021 as compared to $1.6 million for the year ended December 31, 2020. The increase was primarily attributable to increases in insurance commissions of $229 thousand and other service charges and fees of $77 thousand, as well as mark-to-market adjustments on certain equity investments. The increase was offset by a decrease in the gain on sale of securities year-over-year. Excluding gains on securities recorded in 2021 and 2020 of $10 thousand and $309 thousand, respectively, non-interest income increased 31.1% year-over-year.

Non-interest expense increased $3.1 million or 10.6% to $32.3 million for the year ended December 31, 2021 as compared to $29.2 million for the year ended December 31, 2020. The increase was primarily attributable to increases in employee compensation as a result of merit based compensation adjustments and incentive compensation tied to performance. Remaining increases were primarily due to increases in professional fees associated with legal and consulting expenses, marketing expenses, state bank franchise taxes, and expense associated with higher FDIC deposit insurance that correlates directly to the Bank’s increase of insured deposit balances.

The ROAA for the years ended December 31, 2021 and 2020 was 1.25% and 1.06%, respectively. The ROAE for the year ended December 31, 2021 and 2020 was 12.90% and 10.49%, respectively.

Net Interest Income and Net Interest Margin

Net interest income is the excess of interest earned on loans and investments over the interest paid on deposits and borrowings, and is the Company’s primary revenue source. Net interest income is affected by overall balance sheet growth, changes in interest rates and changes in the mix of investments, loans, deposits and borrowings. The Company’s interest-earning assets include loans, investment securities and interest-bearing deposits in other banks, while our interest-bearing liabilities include interest-bearing deposits and borrowings. Net interest margin represents the difference between interest received and interest paid as a percentage of average total interest-earning assets. Management seeks to maximize net interest income without exposing the Company to an excessive level of interest rate risk through management’s asset and liability management policies. Interest rate risk is managed by monitoring the pricing, maturity, and repricing options of all classes of interest-bearing assets and liabilities. Management expects net interest income and net interest margin to fluctuate based on changes in interest rates and changes in the amount and composition of the Company’s interest-earning assets and interest-bearing liabilities.

The following table presents the annual average balance for each principal balance sheet category, and the amount of interest income or expense associated with that category, as well as corresponding average yields earned and rates paid for the years ended December 31, 2021 and 2020.

Average Balance Sheets and Interest Rates on Interest-Earning Assets and Interest-Bearing Liabilities

	December 31, 2021			December 31, 2020
(Dollars in thousands)	Average Balance	Interest Income / Expense	Average Rate	Average Balance	Interest Income / Expense	Average Rate
Assets:
Securities:
Taxable	$275,071	$4,409	1.60%	$130,033	$3,210	2.47%
Tax-exempt(1)	5,007	152	3.04%	9,319	149	1.60%
Total securities	$280,078	$4,561	1.63%	$139,352	$3,359	2.39%
Loans, net of unearned income(2):
Taxable	1,577,418	68,685	4.35%	1,445,457	68,240	4.72%
Tax-exempt(1)	19,631	924	4.71%	17,506	600	3.43%
Total loans, net of unearned income	$1,597,049	$69,609	4.36%	$1,462,963	$68,840	4.70%
Interest-bearing deposits in other banks	$135,360	$175	0.13%	$108,654	$404	0.37%
Total interest-earning assets	$2,012,487	$74,345	3.69%	$1,710,969	$72,603	4.23%
Total non-interest earning assets	31,132			36,878
Total assets	$2,043,619			$1,747,847
Liabilities & Shareholders' equity:
Interest-bearing deposits
NOW accounts	$262,319	$798	0.30%	$196,776	$1,086	0.55%
Money market accounts	337,993	1,256	0.37%	310,789	2,202	0.71%
Savings accounts	83,032	300	0.36%	47,263	330	0.70%
Time deposits	657,986	4,245	0.65%	588,239	10,124	1.72%
Total interest-bearing deposits	$1,341,330	$6,599	0.49%	$1,143,068	$13,742	1.20%
Federal funds purchased	—	—	0.00%	184	1	0.54%
Subordinated debt	24,702	1,487	6.02%	24,653	1,487	6.03%
Other borrowed funds	18,375	125	0.68%	31,481	377	1.20%
Total interest-bearing liabilities	$1,384,407	$8,211	0.59%	$1,199,386	$15,607	1.30%
Demand deposits	448,723			359,598
Other liabilities	13,146			12,323
Total liabilities	$1,846,276			$1,571,307
Shareholders' equity	$197,343			$176,540
Total liabilities and shareholders' equity	$2,043,619			$1,747,847
Net interest spread			3.10%			2.93%
Net interest income and margin		$66,134	3.29%		$56,996	3.33%

(1)	Income and yields for all periods presented are reported on a tax-equivalent basis using the federal statutory tax rate of 21%.

(2)	Balances of non-accrual loans are included in the average loan balances for the years ended December 31, 2021 and 2020. The Company did not have any loans on non-accrual as of December 31, 2021 or December 31, 2020.

Net interest margin as presented above is calculated by dividing tax-equivalent net interest income by total average earning assets. Net interest income, on a tax equivalent basis, is a financial measure that the Company believes provides a more accurate picture of the interest margin for comparative purposes. Tax-equivalent net interest income is calculated by adding the tax benefit on certain securities and loans, whose interest is tax-exempt, to total interest income then subtracting total interest expense. The following table, “Tax-Equivalent Net Interest Income,” reconciles net interest income to tax-equivalent net interest income, which is a non-GAAP measure.

Tax-Equivalent Net Interest Income

	Years Ended
(Dollars in thousands)	December 31, 2021	December 31, 2020
GAAP Financial Measurements:
Interest Income - Loans	$69,415	$68,714
Interest Income - Securities and Other Interest-Earning Assets	4,704	3,732
Interest Expense - Deposits	6,599	13,742
Interest Expense - Borrowings	1,612	1,865
Total Net Interest Income	$65,908	$56,839

Non-GAAP Financial Measurements:
Add: Tax Benefit on Tax-Exempt Interest Income - Loans	194	126
Add: Tax Benefit on Tax-Exempt Interest Income - Securities	32	31
Total Tax Benefit on Tax-Exempt Interest Income (1)	$226	$157
Tax-Equivalent Net Interest Income	$66,134	$56,996

(1)	Tax benefit was calculated using the federal statutory tax rate of 21%.

Net interest income increased $9.1 million or 16.0% to $66.1 million on a fully tax-equivalent basis for the year ended December 31, 2021, compared to $57.0 million for the year ended December 31, 2020. The increase in net interest income was driven by a significant increase in loan production during the year coupled with a decrease in cost of interest-bearing liabilities year-over-year.

On a fully tax-equivalent basis, the net interest margin was 3.29% for the year ended December 31, 2021, compared to 3.33% for the year ended December 31, 2020. The decline in net interest margin was primarily due to a decrease in benchmark rates since the onset of the COVID-19 pandemic in March 2020, repricing of the Company’s portfolios, and changes in rates on variable rate loans, resulting in a lower yield on the Company’s loan and investment portfolios. The decrease was partially offset by a decrease in cost of interest-bearing liabilities of 0.71% from 1.30% for the twelve months ended December 31, 2020 to 0.59% for the twelve months ended December 31, 2021. The decrease in interest-bearing liabilities was primarily attributable to the decline in benchmark rates since the onset of the COVID-19 pandemic in March 2020, an increase in the composition of non-interest bearing deposits to total deposits, and the repricing of existing certificates of deposit.

The loan portfolio’s yield for the year ended December 31, 2021 was 4.36% compared to 4.70% for the year ended December 31, 2020. The decrease was primarily attributable to a decrease in benchmark interest rates resulting in newly originated loans having a lower yield relative to loans originated in 2020 as well as a decrease in yield on floating rate loans year-over-year.

The investment securities portfolio’s yield for the year ended December 31, 2021 was 1.63% compared to 2.39% for the year-ended December 31, 2020. The decrease of 0.76% was primarily due to lower yields on investment securities purchased during the period.

The following table presents the effects of changing rates and volumes on net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated to volume.

Rate/Volume Analysis

	For the Twelve Months Ended December 31, 2021 and 2020
	Increase (Decrease) Due to
(Dollars in thousands)	Volume	Rate	Total Increase (Decrease)
Interest Earings Assets:
Federal funds sold	$—	$—	$—
Securities:
Taxable	$1,821	$(622)	$1,199
Tax-exempt(1)	11	(8)	3
Total securities	$1,832	$(630)	$1,202
Loans, net of unearned income:
Taxable	5,610	(5,165)	445
Tax-exempt(1)	352	(28)	324
Total loans, net of unearned income(2)	$5,962	$(5,193)	$769
Interest-bearing deposits in other banks	$102	$(331)	$(229)
Total interest-earning assets	$7,896	$(6,154)	$1,742
Interest-bearing Liabilities:
Interest-bearing deposits
NOW accounts	$341	$(629)	$(288)
Money market accounts	66	(1,012)	(946)
Savings accounts	250	(280)	(30)
Time deposits	1,028	(6,907)	(5,879)
Total interest-bearing deposits	$1,685	$(8,828)	$(7,143)
Federal funds purchased	(1)	—	(1)
Subordinated debt	—	—	—
Other borrowed funds	(158)	(94)	(252)
Total interest-bearing liabilities	$1,526	$(8,922)	$(7,396)
Change in net interest income	$6,370	$2,768	$9,138

Interest Income

Interest income increased by $1.7 million or 2.4% to $74.3 million on a fully tax-equivalent basis for the year ended December 31, 2021 compared to $72.6 million for the year ended December 31, 2020, primarily due to an increase in volume in average earning assets, and in particular an increase in loans and investment securities balances. Interest income earned on loans for the year ended December 31, 2021 was approximately $69.6 million, including $2.7 million in loan fee income, compared to $68.9 million, including $2.6 million in loan fee income, for the year ended December 31, 2020.

In addition to the increase in interest earned on loans, in 2021 fully tax-equivalent interest income also increased by approximately $1.2 million as a result of volume growth in investment securities. In 2021 average investment securities increased approximately $140.7 million. The increase in investment securities was funded primarily by PPP loan payoffs and deposit growth.

Interest Expense

Interest expense decreased by $7.4 million or 47.4% to $8.2 million for the year ended December 31, 2021 compared to $15.6 million for the year ended December 31, 2020, primarily due to the decline in rates offered on non-maturity deposits subsequent to the onset of the COVID-19 pandemic which continued into 2021 and the repricing of existing certificates of deposit. Our overall cost of deposits was 0.49% in 2021 compared to 1.20% in 2020 as the decrease in cost of average interest-bearing deposits offset the growth in average interest-bearing demand deposits. Average non-interest bearing demand deposits of $448.7 million in 2021 represented 25.1% of total average deposits compared to $359.6 million in 2020 or 23.9% of total average deposits, further contributing to the decrease in cost of interest-bearing liabilities. Our ability to manage the cost of our deposit funding is partially dependent on our ability to continue to attract non-interest-bearing demand deposits as part of a business banking relationship with our customers.

Provision Expense and Allowance for Loan Losses

The Company maintains an allowance for loan losses that represents management’s best estimate of probable losses inherent in the loan portfolio as of each balance sheet date. Both the amount of the provision, which is charged to earnings, and the level of the allowance for loan losses are impacted by many factors, including general, industry-specific, and geographic-specific economic conditions, current and historical credit losses, conditions specific to individual borrowers, the value of collateral underlying secured loans, among other factors. The Company is not required to implement the new CECL standard until January 1, 2023, and until adoption, the Company has and will continue to account for its allowance for losses using an incurred loss model.

The Company recorded a provision for loan losses of $3.1 million for the year ended December 31, 2021 compared to a provision for loan losses of $6.2 million for the year ended December 31, 2020. A significantly larger provision for loan losses was recorded in 2020 as compared to 2021 primarily due to the onset of the COVID-19 pandemic and the resultant increased risk of probable losses inherent in the portfolio based on our evaluation qualitative factors included in the general component of the allowance for loan losses. In 2021, a substantial portion of the recorded provision was related to growth in the portfolio, with the remainder attributable to changes in the rate of qualitative factors assessed in relation to changes in watch list credits, offset in part by a decline in certain economic considerations like unemployment which showed improvement year-over-year. The allowance for loan losses at December 31, 2021 was $20.0 million compared to $17.0 million at December 31, 2020. The allowance for loan losses as a percent of total gross loans net of unearned income as of December 31, 2021 and December 31, 2020 was 1.20% and 1.09%, respectively. The Company does not maintain an allowance on PPP loan balances, as they are 100% guaranteed by the SBA.

The increase in the balance of the allowance for loan losses during 2021 as compared to 2020 primarily reflects continued uncertainty from the ongoing COVID-19 pandemic as a result of new and emerging variants and our year over year evaluation of qualitative factors, coupled with an increase in loan origination volume during 2021

See “Asset Quality” section below for additional information on the credit quality of the loan portfolio.

Non-interest Income

The Company’s recurring sources of non-interest income consist primarily of bank owned life insurance income, service charges on deposit accounts and insurance commissions. Generally speaking, loan fees are included in interest income on the loan portfolio and not reported as non-interest income.

The following table summarizes non-interest income for the years ended December 31, 2021 and December 31, 2020.

Non-Interest Income
Years Ended December 31, 2021 and 2020

(Dollars in thousands)	December 31, 2021	December 31, 2020
Service charges on deposit accounts
Overdrawn account fees	$76	$71
Account service fees	186	166
Other service charges and fees
Interchange income	379	310
Other charges and fees	98	90
Bank owned life insurance	411	469
Gain on sale of securities	10	309
Net gains on premises and equipment	29	44
Insurance commissions	284	55
Other operating income	246	99
Total non-interest income	$1,719	$1,613

Non-interest income for the year ended December 31, 2021 increased $106 thousand or 6.6% to $1.7 million compared to $1.6 million for the year ended December 31, 2020. Excluding gains on securities recorded in 2021 and 2020 of $10 thousand and $309 thousand, respectively, non-interest income increased 31.1% year-over-year. The increase in non-interest income was primarily due to an increase in insurance commissions as a result of higher production and related incentives, increases in other service charges primarily associated with interchange fees, as well as mark-to-market adjustments on certain equity investments. These increases were partially offset by a decrease in bank owned life insurance income as a result of a decrease in yield on the underlying investments.

Non-interest Expense

Generally, non-interest expense is composed of all employee expenses and costs associated with operating our facilities, obtaining and retaining customer relationships and providing bank services. The largest component of non-interest expense is salaries and employee benefits. Non-interest expense also includes operational expenses, such as occupancy and equipment expenses, data processing expenses, professional fees, advertising expenses and other general and administrative expenses, including FDIC assessments, and Virginia state franchise taxes.

The following table summarizes non-interest expense for the years ended December 31, 2021 and December 31, 2020.

Non-Interest Expense
Years Ended December 31, 2021 and 2020

(Dollars in thousands)	2021	2020
Salaries and employee benefits expense	$20,411	$18,167
Occupancy expense of premises	1,985	1,950
Furniture and equipment expenses	1,436	1,626
Advertising expense	395	263
Data processing	1,471	1,674
FDIC insurance	887	681
Professional fees	1,418	842
State franchise tax	1,849	1,654
Bank insurance	176	180
Vendor services	574	565
Supplies, printing, and postage	181	267
Director costs	797	683
Other operating expenses	682	611
Total non-interest expense	$32,262	$29,163

Non-interest expense for the year ended December 31, 2021 increased $3.1 million or 10.6% to $32.3 million compared to $29.2 million for the year ended December 31, 2020 primarily as a result of increases in salaries and employee benefit expenses of $2.2 million, professional fees of $576 thousand and FDIC insurance fees of $206 thousand.

The increase in salaries and employee benefits was primarily related to merit based compensation adjustments and incentive compensation tied to performance. Incentive compensation expense can fluctuate from quarter to quarter, based upon the Company’s financial performance and conditions measured against, among other evaluation criteria, our strategic plan and budget. The increase in professional service fee expenses was primarily related to increases in legal and consulting expenses, including activities associated with our contemplated registration of the Company’s voting common shares with the SEC. The increase in FDIC insurance fees was a direct result of the increase of insured deposit balances. The increase in furniture and equipment expenses is a result of timing of capital expenditures and related depreciation year-over-year. The increase in state franchise taxes year-over-year is due to an increase in the Bank’s equity as that is the basis the state of Virginia uses to assess taxes on banking institutions. The decrease in data processing expenses is a result of contract renegotiations during the year.

Income Taxes

Income tax expense increased $2.3 million or 49.6% to $6.8 million for the year ended December 31, 2021 compared to $4.5 million for the year ended December 31, 2020. Our effective tax rate for the year ended December 31, 2021 was 21.1%, compared to 19.7% for the same period ended December 31, 2020. The year-over-year increase in our effective tax rate is primarily attributable to a decrease in the tax benefit associated with exercises of nonqualified stock options, which decreased during the year ended December 31, 2021 when compared to the same period in 2020.

Discussion and Analysis of Financial Condition – Years Ended December 31, 2021 and December 31, 2020

Assets, Liabilities, and Shareholders’ Equity

The Company’s total assets increased $263.8 million or 14.0% to $2.15 billion at December 31, 2021 compared to $1.89 billion at December 31, 2020. The increase in total assets is primarily attributable to an increase in loans net of unearned income of $103.9 million and an increase in the carrying value of the Company’s fixed income investment portfolio of $192.9 million. The increase was partially offset due to a decrease in interest-bearing deposits in banks of $27.4 million.

The Company’s total liabilities increased $241.4 million or 14.2% to $1.94 billion compared to $1.70 billion at December 31, 2020. The increase in total liabilities was primarily attributable to an increase in total deposits of $241.4 million with the largest contributors being non-interest bearing deposits of $126.3 million and interest-bearing demand deposits of $69.9 million.

The Company’s total shareholders’ equity increased $22.4 million or 12.0% to $208.5 million at December 31, 2021 compared to $186.1 million at December 31, 2020. Total common shares outstanding increased from 13,606,558, including 74,000 shares relating to unvested stock awards, at December 31, 2020, to 13,745,598, including 75,826 shares relating to unvested stock awards, at December 31, 2021. The year-over-year increase in shares outstanding was the result of exercises of stock options and additional grants of restricted stock awards.

Investment Securities

The Company maintains a fixed income investment securities portfolio that had a total carrying value of $344.8 million at December 31, 2021 and $151.9 million at December 31, 2020. The investment portfolio is used as a source of interest income, credit risk diversification and liquidity, as well as to manage rate sensitivity and provide collateral for secured public funds. Investment securities are classified as available-for-sale or held-to-maturity based on management’s investment strategy and management’s assessment of the intent and ability to hold the securities until maturity. Investment securities that we may sell prior to maturity in response to changes in management’s investment strategy, liquidity needs, interest rate risk profile or for other reasons are classified as available-for-sale. The Company also had restricted stock and equity securities within its investment securities portfolio with total carrying values of $5.0 million and $1.9 million, respectively, as of December 31, 2021 and $5.7 million and $1.0 million, respectively, as of December 31, 2020.

The Company purchased $242.4 million of investment securities during 2021, which were comprised of $114.6 million of mortgage-backed securities, $51.5 million of collateralized mortgage obligation securities, $37.4 million of U.S. government and federal agency securities, $36.8 million of U.S. Treasuries and $2.1 million of municipal securities. The Company had $43.7 million in maturities, calls and principal repayments on securities during 2021, which is comprised of $24.1 million of mortgage-backed securities, $10.7 million of collateralized mortgage obligation securities, $7.0 million of U.S. government and federal agency securities and $1.9 million in municipal securities.

The following table summarizes the amortized cost and fair value of the Company’s fixed income investment portfolio as of December 31, 2021 and December 31, 2020, respectively.

	December 31, 2021		December 31, 2020
	Amortized	Fair	Amortized	Fair
(Dollars in thousands)	Cost	Value	Cost	Value
Held-to-maturity
U.S Treasuries	$6,000	$5,850	$—	$—
U.S. government and federal agencies	35,720	34,994	—	—
Collateralized mortgage obligations	25,606	25,072	—	—
Taxable municipal	6,089	5,895	—	—
Mortgage-backed	32,094	31,447	—	—
Total Held-to-maturity Securities	$105,509	$103,258	$—	$—
Available-for-sale
U.S Treasuries	$30,954	$30,543	$—	$—
U.S. government and federal agencies	34,803	34,537	39,830	40,703
Corporate bonds	1,000	1,031	1,000	1,001
Collateralized mortgage obligations	39,596	39,049	25,387	26,071
Tax-exempt municipal	5,007	5,262	5,457	5,789
Taxable municipal	1,653	1,685	7,199	7,344
Mortgage-backed	127,287	127,193	68,234	70,992
Total Available-for-sale Securities	$240,300	$239,300	$147,107	$151,900

In the prevailing rate environment as of December 31, 2021 and December 31, 2020, the Company’s investment portfolio had an estimated weighted average remaining life of approximately 4.5 years and 3.7 years, respectively.

During 2021, the Company transferred investment securities with a carrying value of $99.0 million, including an unrealized gain of $593 thousand from available-for-sale to held-to-maturity and began classifying certain newly purchased debt securities as held-to-maturity, as it has the intent and ability to hold these securities to maturity. The unrealized gain at the time of transfer is being amortized over the remaining lives of the securities. The Company did not have any investment securities classified as held-to-maturity as of December 31, 2020.

The following table summarizes the maturity composition of our investment securities as of December 31, 2021, including the weighted average yield of each maturity band. Maturities are based on the final contractual payment date, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. The weighted-average yield below represents the effective yield for the investment securities and is calculated based on the amortized cost of each security.

	December 31, 2021
	Amortized	Fair	Weighted-Average
(Dollars in thousands)	Cost	Value	Yield
Held-to-maturity
Due in one year or less	$—	$—	—
Due after one year through five years	—	—	—
Due after five years through ten years	43,373	42,394	1.08%
Due after ten years	62,136	60,864	1.32%
Total Held-to-maturity Securities	$105,509	$103,258	1.22%
Available-for-sale
Due in one year or less	$1,051	$1,062	2.39%
Due after one year through five years	36,024	35,867	1.23%
Due after five years through ten years	80,730	80,397	1.44%
Due after ten years	122,495	121,974	1.54%
Total Available-for-sale Securities	$240,300	$239,300	1.46%

Loan Portfolio

Gross loans net of unearned income increased $103.9 million or 6.7% to $1.67 billion as of December 31, 2021 compared to $1.56 billion as of December 31, 2020. Excluding PPP loans, gross loans held for investment net of unearned income increased $150.7 million or 10.4% from December 31, 2020 to December 31, 2021. PPP loans held for investment net of unearned income totaled $67.7 million at December 31, 2021, a decrease from $112.5 million at December 31, 2020. PPP loans forgiven during the twelve months ended December 31, 2021 and December 31, 2020 totaled $119.6 million and $37.0 million, respectively. Deferred fees recognized in interest income on PPP loans, including those forgiven, totaled $2.5 million and $2.1 million for the years ended December 31, 2021 and December 31, 2020, respectively.

The following table presents the Company’s composition of loans held for investment, net of deferred fees and costs, in dollar amounts and as a percentage of total gross loans as of December 31, 2021 and December 31, 2020.

	December 31, 2021		December 31, 2020
(Dollars in thousands)	Amount	Percent	Amount	Percent
Real Estate Loans:
Residential	$342,491	20.56%	$278,763	17.84%
Commercial	968,442	58.15%	857,256	54.86%
Construction and land development	231,090	13.87%	243,741	15.60%
Commercial - Non Real Estate:
Commercial loans(1)	122,945	7.38%	181,960	11.64%
Consumer - Non-Real Estate:
Consumer loans	586	0.04%	1,000	0.06%
Total Gross Loans	$1,665,554	100.00%	$1,562,720	100.00%
Allowance for loan losses	(20,032)		(17,017)
Net deferred loan costs (fees)	915		(196)
Total net loans	$1,646,437		$1,545,507

(1)            Includes gross PPP loans of $69.6 million and $114.4 million as of December 31, 2021 and December 31, 2020, respectively.

The following table summarizes the contractual maturities of the loans as of December 31, 2021 by loan type. Maturities are based on the final contractual payment date, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. The table also summarizes the fixed and floating rate composition of loans held for investment for contractual maturities greater than one year.

	December 31, 2021
(Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 years Within 15 Years	Maturing After 15 Years	Total
Real Estate Loans:
Residential	$9,692	$39,938	$34,543	$258,318	$342,491
Commercial	70,529	172,368	722,760	2,785	968,442
Construction and land development	158,053	51,872	17,955	3,210	231,090
Commercial – Non-Real Estate:
Commercial loans	17,321	91,940	11,515	2,169	122,945
Consumer - Non-Real Estate:
Consumer loans	181	383	—	22	586
Total Gross Loans	$255,776	$356,501	$786,773	$266,504	$1,665,554

For Maturities Over One Year:
Floating rate loans		$111,840	$347,946	$263,842	$723,628
Fixed rate loans		244,661	438,827	2,662	686,150
		$356,501	$786,773	$266,504	$1,409,778

Asset Quality

The Company maintains policies and procedures to promote sound underwriting and mitigate credit risk. The Chief Lending Officer in conjunction with the Chief Credit Officer are responsible for establishing credit risk policies and procedures, including underwriting and hold guidelines and credit approval authority, and monitoring credit exposure and performance of the Company’s lending-related transactions.

The Company’s asset quality remained strong through 2021. The Company did not have any nonperforming assets, which includes nonperforming loans and OREO, as of December 31, 2021 or December 31, 2020. As a result, the Company did not have any nonperforming loans, which consists of loans that are 90 days or more past due or loans placed on nonaccrual as of December 31, 2021 or December 31, 2020.

The Company did not have any nonaccrual loans as of December 31, 2021 or December 31, 2020 nor were there any loans placed on nonaccrual during those periods. A loan is placed on nonaccrual status when (i) the Company is advised by the borrower that scheduled principal or interest payments cannot be met, (ii) when management’s best judgment indicates that payment in full of principal and interest can no longer be expected, or (iii) when any such loan or obligation becomes delinquent for 90 days, unless it is both well-secured and in the process of collection. As a result, the Company did not have any interest income that would have been recognized on nonaccrual loans for the twelve months ended December 31, 2021 or the twelve months ended December 31, 2020.

The Company may, for economic or legal reasons related to a borrower’s financial condition, grant a concession to the borrower that it would not otherwise consider, which results in the related loan being classified as a troubled debt restructuring (“TDR”). All modifications are evaluated by management on a loan-by-loan basis to determine whether the loan modification constitutes a TDR. Total TDRs were $549 thousand and $604 thousand as of December 31, 2021 and December 31, 2020, respectively, and were performing in accordance with their modified terms as of those dates.

The following table summarizes the Company’s asset quality as of December 31, 2021 and December 31, 2020.

(Dollars in thousands)	December 31, 2021	December 31, 2020
Nonaccrual loans	$—	$—
Loans past due 90 days and accruing interest	—	—
Other real estate owned and repossessed assets	—	—
Total nonperforming assets	$—	$—

Allowance for loan losses to nonperforming assets	NM	NM
Nonaccrual loans to gross loans	0.00%	0.00%
Nonperforming assets to period end loans and OREO	0.00%	0.00%

NM – Not meaningful

Allowance for Loan Losses

Refer to the discussion in the “Critical Accounting Policies and Estimates” section above for management’s approach to estimating the allowance for loan losses.

Gross charged-off loans were $91 thousand and $1 thousand for the years ended December 31, 2021 and December 31, 2020 respectively. The charge-off in 2021 related to a loan that the Company sold as part of a portfolio management strategy. Gross recoveries totaled $1 thousand and $44 thousand for the years ended December 31, 2021 and December 31, 2020. The allowance for loan loss as a percentage of gross loans, net of unearned income was 1.20% and 1.09% as of December 31, 2021 and December 31, 2020, respectively. Excluding PPP loan balances, the allowance for loan losses as a percentage of gross loans, net of unearned income was 1.25% and 1.17% at December 31, 2021 and December 31, 2020, respectively. The Company does not have a reserve on PPP loan balances, as they are 100% guaranteed by the SBA. The increase in the allowance coverage ratio was due to an increase in the rate of qualitative factors in relation to changes in watch list credits among other factors, as well as the heighted uncertainty that persisted at year-end stemming from the ongoing COVID-19 pandemic and its downstream impacts on the economy as a whole, including the Company’s borrowers.

The provision for loan losses totaled $3.1 million for the year ended December 31, 2021 compared to $6.2 million for the year ended December 31, 2020. The decrease in the provision for loan losses as compared to the same period in 2020 primarily reflects changes in the Company’s evaluation of environmental factors impacting our loan portfolio during 2021. During 2020 and into 2021, the environmental or qualitative factor allocations within the allowance for loan losses were adjusted to account for the risks to certain industry subgroups and portfolio segments within our portfolio as a result of the emergence of the COVID-19 pandemic.

The following table summarizes the Company’s loan loss experience by loan portfolio for the years ended December 31, 2021 and December 31, 2020.

	December 31, 2021		December 31, 2020
(Dollars in thousands)	Net (charge-offs) recoveries	Net (charge-off) recovery rate (1)	Net (charge-offs) recoveries	Net (charge-off) recovery rate (1)
Real estate loans:
Residential	$—	—	$—	—
Commercial	(90)	(0.01)%	—	—
Construction and land development	—	—	—	—
Commercial loans	—	—	43	0.02%
Consumer loans	—	—	—	—
Total	$(90)		$43	.

Average loans outstanding during the period	$1,597,125		$1,463,580
Allowance coverage ratio (2)		1.20%		1.09%
Total net (charge-off) recovery rate (1)		(0.01)%		0.00%
Allowance to nonaccrual loans ratio(3)		NM		NM

NM – Not meaningful

(1)	The net (charge-off) recovery rate is calculated by dividing total net (charge-offs) recoveries during the year by average gross loans outstanding during the year.

(2)	The allowance coverage ratio is calculated by dividing the allowance for loan losses at the end of the period by gross loans, net of unearned income at the end of the period.

(3)	The allowance to nonaccrual loans ratio is calculated by dividing the allowance for loan losses at the end of the period by nonaccrual loans at the end of the period.

The following table summarizes the allowance for loan losses by portfolio with a comparison of the percentage composition in relation to total allowance for loan losses and total loans as of December 31, 2021 and December 31, 2020.

	December 31, 2021
(Dollars in thousands)	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Real Estate Loans:
Residential	$2,769	14.27%	20.56%
Commercial	13,091	67.48%	58.15%
Construction and land development	2,824	14.56%	13.87%
Commercial - Non-Real Estate:
Commercial loans(1)	711	3.66%	7.38%
Consumer - Non-Real Estate:
Consumer loans	5	0.03%	0.04%
Unallocated	632	-	-
Total	$20,032	100.00%	100.00%

	December 31, 2020
(Dollars in thousands)	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Real Estate Loans:
Residential	$2,430	14.58%	17.84%
Commercial	10,602	63.61%	54.86%
Construction and land development	2,617	15.70%	15.60%
Commercial - Non-Real Estate:
Commercial loans(1)	1,007	6.04%	11.64%
Consumer - Non-Real Estate:
Consumer loans	11	0.07%	0.06%
Unallocated	350	-	-
Total	$17,017	100.00%	100.00%

Management believes that the allowance for loan losses is adequate to absorb credit losses inherent in the portfolio as of December 31, 2021. There can be no assurance, however, that adjustments to the provision for loan losses will not be required in the future. Changes in the economic assumptions underlying management’s estimates and judgments; adverse developments in the economy, on a national basis or in the Company’s market area; or changes in the circumstances of particular borrowers are criteria that could change and make adjustments to the provision for loan losses necessary.

Deposits

Total deposits increased $241.4 million or 14.7% to $1.88 billion as of December 31, 2021 compared to $1.64 billion as of December 31, 2020.

Non-interest bearing demand deposits increased $126.3 million or 34.8% to $488.8 million as of December 31, 2021 compared to $362.6 million at December 31, 2020. Non-interest bearing demand deposits represented 26.0% and 22.1% of total deposits at December 31, 2021 and December 31, 2020, respectively.

Interest-bearing deposits, which include NOW accounts, regular savings accounts, money market accounts, and time deposits, increased $115.2 million or 9.0% to $1.39 billion as of December 31, 2021 compared to $1.28 billion as of December 31, 2020. Interest-bearing demand deposits represented 74.0% and 77.9% of total deposits at December 31, 2021 and December 31, 2020, respectively.

The Company focuses on funding asset growth with deposit accounts, with an emphasis on core deposit growth, as its primary source of deposits. Core deposits consist of checking accounts, NOW accounts, money market accounts, regular savings accounts, time deposits, reciprocal IntraFi Demand® deposits, IntraFi Money Market® deposits and IntraFi CD® deposits. Core deposits totaled $1.64 billion or 87.1% of total deposits and $1.40 billion or 85.5% of total deposits at December 31, 2021 and December 31, 2020, respectively.

The following table sets forth the average balances of deposits and the average interest rates paid for the years ended December 31, 2021 and 2020.

	December 31, 2021		December 31, 2020
(Dollars in thousands)	Average Amount	Rate	Average Amount	Rate
Non-interest bearing	$448,723		$359,598
Interest bearing:
NOW accounts	262,319	0.30%	196,776	0.55%
Money market accounts	337,993	0.37%	310,789	0.71%
Savings accounts	83,032	0.36%	47,263	0.70%
Time deposits	657,986	0.65%	588,239	1.72%
Total interest-bearing	1,341,330	0.49%	1,143,067	1.20%
Total	$1,790,053		$1,502,665

The following table sets forth the maturity ranges of certificates of deposit with balances of $250,000 or more as of December 31, 2021.

	December 31, 2021
(Dollars in thousands)	Total	Uninsured
Three months or less	$57,754	$38,504
Over three through 6 months	64,600	41,600
Over 6 through 12 months	49,593	34,593
Over 12 months	83,008	70,008
Total	$254,955	$184,705

The Company has estimated total uninsured deposits of $1.01 billion and $783.9 million as of December 31, 2021, and December 31, 2020, respectively.

Capital Resources

The Company is a bank holding company with less than $3 billion in assets and does not (i) have significant off balance sheet exposure, (ii) engage in significant non-banking activities, or (iii) have a material amount of securities registered under the Exchange Act. As a result, the Company qualifies as a small bank holding company under the Federal Reserve’s Small Bank Holding Company Policy Statement and is currently not subject to consolidated regulatory requirements.

The Bank is subject to capital adequacy standards adopted by the Federal Reserve, including the capital rules that implemented the Basel III regulatory capital reforms developed by the Basel Committee on Banking Supervision.

The rules adopted by the Federal Reserve require the Bank to maintain the following minimum capital ratios: (i) a ratio of common equity Tier 1 to risk-weighted assets of 4.5%, plus a 2.5% capital conservation buffer, resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of 7.0%, (ii) a ratio of Tier 1 capital to risk-weighted assets of 6.0%, plus the 2.5% capital conservation buffer, resulting in a minimum Tier 1 capital ratio of 8.5%, (iii) a ratio of total risk-based capital to risk-weighted assets of 8.0%, plus the 2.5% capital conservation buffer, resulting in a minimum total risk-based capital ratio of 10.5%, and (iv) a leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets. The capital conservation buffer, which was phased in ratably over a four year period beginning January 1, 2016, is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and discretionary compensation paid to certain officers, based on the amount of the shortfall. As of December 31, 2021 and 2020, ratios of the Bank were in excess of the fully phased-in requirements.

The Basel III capital reforms also integrated the new capital requirements into the prompt corrective action provisions under Section 38 of the FDIA. The Federal Reserve’s final rules (i) introduced a common equity Tier 1 capital ratio requirement at each level (other than critically undercapitalized), with the required ratio being 6.5% for well capitalized status, (ii) increased the minimum Tier 1 capital ratio requirement for each category, with the minimum ratio for well capitalized status being 8.0%, and (iii) eliminated the provision that provided that a bank with a composite supervisory rating of 1 may have a 3.0% Tier 1 leverage ratio and still be well capitalized. The minimum total capital to risk-weighted assets ratio (10.0%) and minimum leverage ratio (5.0%) for well capitalized status were unchanged by the final rules. As of December 31, 2021 and 2020, the most recent notification from the Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Bank’s category.

On January 1, 2020, the federal banking agencies adopted the CBLR framework, which provides a simple measure of capital adequacy for community banking organizations that meet certain qualifying criteria and elect to be subject to the rule. Under the final rule, a qualifying community banking organization is any depository institution or depository institution holding company that has less than $10 billion in total consolidated assets, off-balance sheet exposures (excluding derivatives other than sold credit derivatives and unconditionally cancelable commitments) of 25% or less of total consolidated assets, and trading assets and liabilities of 5% or less of total consolidated assets. The banking organization also cannot be an advanced approaches banking organization.

The CARES Act directed federal banking agencies to adopt interim final rules to lower the threshold under the CBLR from 9% to 8% and to provide a reasonable grace period for a community bank that falls below the threshold to regain compliance. In April 2020, the federal bank regulatory agencies issued two interim final rules implementing this directive. One interim final rule provided that, as of the second quarter of 2020, banking organizations with leverage ratios of 8% or greater (and that meet the other existing qualifying criteria) may elect to use the CBLR framework. It also established a two-quarter grace period for qualifying community banking organizations whose leverage ratios fall below the 8% CBLR requirement, so long as the banking organization maintains a leverage ratio of 7% or greater. The second interim final rule provided a transition from the temporary 8% CBLR requirement to a 9% CBLR requirement. It established a minimum CBLR of 8% for the second through fourth quarters of 2020, 8.5% for 2021, and 9% thereafter, and established a two-quarter grace period for qualifying community banking organizations whose leverage ratios fall no more than 100 basis points below the applicable CBLR requirement.

Under the final rule, an eligible bank can opt out of the CBLR framework and revert back to the risk-weighted framework without restriction. As of December 31, 2021, both the Company and Bank were qualifying community banking organizations, but elected not to measure capital adequacy under the CBLR framework.

The federal banking agencies adopted rules to identify which credit loss allowances under the CECL model are eligible for inclusion in regulatory capital and to provide banking organizations the option to phase in over a three-year transition period ending January 1, 2026 the day-one adverse effects on regulatory capital that may result from the adoption of the CECL model (“CECL Transition Election”). The Company is required to implement the CECL model as of January 1, 2023 and we intend to make the CECL Transition Election effective in the first quarter of 2023. We currently expect our adoption of this guidance will result in an increase to our allowance for credit losses on financial instruments due to the requirement to record expected losses over the remaining contractual lives of our financial instruments; however, the actual impact will depend on the characteristics of our financial instruments, economic conditions, and our economic and loss forecasts at the adoption date. As a result, the adoption of CECL may have an adverse effect on our regulatory capital.

Note 15 to the Consolidated Financial Statements, included in Item 13 of this registration statement, contains additional discussion and analysis regarding the Company and Bank’s regulatory capital requirements.

Shareholders’ equity increased $22.4 million or 14.0% to $208.5 million as of December 31, 2021 compared to $186.1 million as of December 31, 2020. The increase in shareholders’ equity was primarily attributable to 2021 net income of $25.5 million, which was partially offset by a decrease of $3.8 million in accumulated other comprehensive income as a result of changes in fair value in the Company’s available-for-sale investment portfolio.

In August of 2021, the Company’s Board of Directors approved a share repurchase program whereby the Company was authorized to repurchase up to 675,000 shares of its outstanding common stock, or 4.9% of outstanding shares as of December 31, 2021. The stock repurchase program will expire on August 31, 2022 or earlier if all the authorized shares have been repurchased. The Company has not repurchased any its outstanding common stock under the program as of December 31, 2021.

Liquidity

Liquidity reflects a financial institution’s ability to fund assets and meet current and future financial obligations. Liquidity is essential in all banks to meet customer withdrawals, compensate for balance sheet fluctuations, and provide funds for growth. Monitoring and managing both liquidity measurements is critical in developing prudent and effective balance sheet management. Management conducts liquidity stress testing on a quarterly basis to prepare for unexpected adverse scenarios and contemporaneously develops mitigating strategies to reduce losses in the event of an economic downturn.

The Company’s principal source of liquidity and funding is its deposit base. The level of deposits necessary to support the Company’s lending and investment activities is determined through monitoring loan demand. Liquidity needs are also met with cash and cash equivalents and unencumbered securities classified as available-for-sale. Liquid assets totaled $299.3 million as of December 31, 2021 compared to $222.9 million at December 31, 2020. These amounts represented 16.8% and 11.6% of total assets as of December 31, 2021 and December 31, 2020, respectively.

In addition to the liquidity provided by balance sheet cash flows, the Company supplements its liquidity with additional sources such as credit lines with the FHLB, the Reserve Bank and other correspondent banks. Specifically, the Company has pledged a portion of its commercial real estate and residential real estate loan portfolios to the FHLB and the Reserve Bank. Additional borrowing capacity at the FHLB was approximately $315.7 million as of December 31, 2021. Additional borrowing capacity with the Reserve Bank was approximately $29.8 million as of December 31, 2021. Undrawn lines of credit with other correspondent banks totaled $105.0 million at December 31, 2021.

Liquidity is a core pillar of the Company’s operations. Conditions may arise in the future that could negatively impact the Company’s future liquidity position resulting in funding mismatches. These include market constraints on the ability to convert assets into cash or accessing sources of funds (i.e., market liquidity) and contingent liquidity events. Changes in economic conditions or exposure to credit, market, operational, legal, and reputation risks also can affect a bank’s liquidity. Management maintains that the Company has a strong liquidity position, any of the factors referenced above could materially impact that in the future.

Off-Balance Sheet Arrangements

The Company enters into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of its customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit and financial guarantees which would impact the Company’s liquidity and capital resources to the extent customers accept and or use these commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. With the exception of these off-balance sheet arrangements, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, that is material to investors. For further information, see Note 10 to the Consolidated Financial Statements, included in Item 13 of this registration statement, for further discussion of the nature, business purpose and elements of risk involved with these off-balance sheet arrangements.

Item 3.            Properties

The Company is headquartered in Reston, Virginia and conducts business through its headquarters office, eight full-service bank branches and one loan production office. The following table sets forth information regarding our offices, which are all leased.

Location	Year Leased
Headquarters:
1943 Isaac Newton Sq. E, Suites 100, 125, 200, and 220 Reston, VA 20190	2011	[1]
Other Properties:
Reston Branch 1943 Isaac Newton Sq. E, Ste. 150 Reston, VA 20190	2011
Alexandria Branch 640 Franklin St., Suites 120 and 230 Alexandria, VA 22314	2013
Arlington Branch 2300 Wilson Blvd., Ste. 120 Arlington, VA 22201	2014
Arlington Loan Production Office 4600 N. Fairfax Dr., Ste. 106 Arlington, VA 22203	2017
Washington, D.C. Branch 1401 H St., NW, Ste. 702 Washington, DC 20005	2017
Loudoun Branch 842 South King St. Leesburg, VA 20175	2008
Prince William Branch 12701 Marblestone Dr., Ste. 150 Woodbridge, VA 22192	2021
Rockville Branch 11 N. Washington St., Ste. 100 Rockville, MD 20850	2010
Tysons Branch 8229 Boone Blvd., Ste. 102 Tysons, VA 22182	2016

(1)	Suite 200 of the Company’s headquarters was leased starting in 2016.

We believe that the current facilities are adequate to meet our present and foreseeable needs, subject to possible future expansion. We believe that upon expiration of each lease we will be able to extend the lease on satisfactory terms or relocate to another acceptable location. See Note 5 of Notes to the December 31, 2021, Consolidated Financial Statements, for additional disclosures related to the Company’s properties.

Item 4.            Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of January 31, 2022 concerning the number and percentage of shares of the Company’s common stock beneficially owned by its directors, executive officers whose compensation is disclosed in this registration statement, and by its directors and all executive officers as a group. Except as otherwise indicated, all shares are owned directly, and the named person possesses sole voting and sole investment power with respect to all such shares. The Company knows of no person or persons, who is a beneficial owner of more than 5% of the Company’s common stock as defined by Rule 13d-3 of the Exchange Act.

Name	Position	Common Stock Beneficially Owned(1)		Exercisable Options Included in Common Stock Beneficially Owned	Percentage(2)
Directors
Philip W. Allin	Director	180,661	(3)	20,625	1.30%
Christopher W. Bergstrom	Director, President and Chief Executive Officer	64,252	(3)	15,000	*
Philip R. Chase	Director	110,643	(3)	20,625	*
Jean M. Edelman	Director	321,493	(3), (4)	—	2.32%
Michael T. Foster	Director	331,021	(3)	20,625	2.39%
Michael A. Garcia	Director	16,536	(3)	—	*
Subhash K. Garg	Director	244,891	(3), (5)	—	1.77%
Ronald J. Gordon	Director	161,062	(3)	20,625	1.16%
Jonathan C. Kinney	Chairman of the Board	546,504	(3), (6)	20,625	3.94%
O. Leland Mahan	Director	112,754	(3)	14,625	*
Lim P. Nguonly	Director	82,651	(3)	20,625	*

Named Executive Officers who are not Directors
Carl E. Dodson	Senior Executive Vice President - Chief Operating Officer and Chief Risk Officer	146,355		37,500	1.05%
William J. Ridenour	Senior Executive Vice President –Chief Banking Officer	169,932	(7)	37,500	1.22%

All directors and executive officers of the Company as a group (15 persons)		2,543,007	(8)	228,375	18.07%

* Percentage of ownership is less than one percent of the Company’s outstanding common stock.

(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within 60 days.
(2)	Represents percentage of 13,844,535 shares issued and outstanding as of January 31, 2022, except with respect to individuals holding options exercisable within 60 days of said date, in which case represents percentage of shares issued and outstanding plus the number of shares with respect to which such person holds options exercisable within 60 days of January 31, 2022, and except with respect to all directors and executive officers of the Company as a group, in which case represents percentage of shares issued and outstanding plus the number of shares with respect to which all such person hold options exercisable within 60 days of January 31, 2022.
(3)	Includes 2,786 shares of unvested restricted stock for each of Mr. Allin, Mr. Chase, Ms. Edelman, Mr. Foster, Mr. Garcia, Mr. Garg, Mr. Gordon, Mr. Kinney, Mr. Mahan and Mr. Nguonly. Includes 12,570 shares of unvested restricted stock for Mr. Bergstrom. These shares are subject to a vesting schedule, forfeiture risk and other restrictions. They may be voted at meetings of the Company’s shareholders.
(4)	Includes 268,957 shares as to which Ms. Edelman shares voting and/or investment power with her spouse.
(5)	Includes 89,940 shares held by a 401(k) plan for the benefit of Mr. Garg as to which he is co-trustee and shares voting and/or investment power; 3,610 shares held by an employee plan relating to an affiliated company of Mr. Garg as to which he is co-trustee and shares voting and/or investment power; 28,125 shares held by a trust as to which Mr. Garg is the sole beneficiary, serves as co-trustee and shares voting and/or investment power; 32,000 shares held by company as to which Mr. Garg shares voting and/or investment power; and 85,555 shares held by an affiliated company of Mr. Garg. Also includes 14,625 shares as to which Mr. Garg shares voting and/or investment power with his spouse.
(6)	Includes 275,026 shares held by an affiliated company of Mr. Kinney.
(7)	Includes 115,415 shares as to which Mr. Ridenour shares voting and/or investment power with his spouse.
(8)	Includes 52,200 shares of unvested restricted stock. These shares are subject to a vesting schedule, forfeiture risk and other restrictions. They may be voted at meetings of the Company’s shareholders.

Item 5.            Directors and Executive Officers

Board of Directors

The following table sets forth certain information about our directors, including their names, ages and years in which they began serving as directors (including service on the board of directors of the Bank prior to the Company becoming the bank holding company for the Bank in 2017).

Name	Age	Position	Director Since
Philip W. Allin	63	Director	2006
Christopher W. Bergstrom	61	Director, President and Chief Executive Officer	2018
Philip R. Chase	64	Director	2006
Jean M. Edelman	62	Director	2008
Michael T. Foster	59	Director	2008
Michael A. Garcia	62	Director	2018
Subhash K. Garg	70	Director	2008
Ronald J. Gordon	67	Director	2006
Jonathan C. Kinney	75	Chairman of the Board	2008
O. Leland Mahan	82	Director	2008
Lim P. Nguonly	61	Director	2008

The business experience of each of the directors is set forth below. No director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers. There are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was selected as a director.

Philip W. Allin is the Executive Vice President of Interiors by Guernsey, the furniture-focused division of Guernsey, Inc., a supplier of furniture and office products in the Mid-Atlantic. Prior to merging his company to create Interiors by Guernsey in 2017, Mr. Allin owned Systems Furniture Gallery, Inc., SEI Furniture and Design ~ Supplies Express, Inc. and Office Outfitters, Inc. Mr. Allin is an owner, Treasurer, and Principal in Barrel Oak Winery. Mr. Allin earned a Bachelor of Science degree in Business Administration and Finance from the University of Maryland, College Park. Since 2006, Mr. Allin has been Chairman of the Board of Fairfax Water, serving quality water to more than 2,000,000 residents and businesses in Northern Virginia. He has been on the Fairfax Water Board since 1992 and previously served as Vice-Chairman and Treasurer. Mr. Allin has been involved in several de novo banks in the Northern Virginia area. He is an organizer and founding shareholder of the Bank. Mr. Allin’s position as a member of the board of directors is supported by his educational background in the area of business administration and finance, and his professional experience as principal and senior executive of several local small businesses.

Christopher W. Bergstrom has been President and Chief Executive Officer of the Bank and Chief Executive Officer of the Company since April 2018. He has over 39 years of experience in the banking industry. Before joining John Marshall Bank, Mr. Bergstrom served in a variety of executive positions during 19 years with Cardinal Financial Corporation and Cardinal Bank (collectively “Cardinal”), most recently serving as President and Chief Executive Officer from October 2015 until United Bankshares, Inc.’s acquisition of Cardinal in April 2017. He was also President of United Bank from April 2017 to April 2018. Mr. Bergstrom received his Master of Science in Finance from Virginia Commonwealth University and a Bachelors of Business Administration degree from James Madison University. Mr. Bergstrom’s position as a member of the board of directors is supported by his professional experience of over 39 years in banking, including his prior experience in organizing and leading Cardinal Bank as its President and Chief Executive Officer.

Philip R. Chase retired from his position as Chief Financial Officer of NT Concepts, a leading technology firm that supports the U.S. Government with software engineering, geospatial, data analytics and investigative services solutions, in December 2019. He leads the board’s Finance and Risk Committee. His prior engagements have included positions as Senior Vice President/Chief Financial Officer of a leading provider of mission-critical intelligence and cyber security services to the Armed Forces and the Federal Government, Vice President of Finance and Chief Financial Officer for an e-learning company primarily supporting the Office of Personnel Management, and Director of Corporate Operations at an information technology and professional services firm. Prior to that, Mr. Chase was an owner, Vice President, and Chief Financial Officer of CCI, Incorporated, a professional services government contractor acquired by Stanley Associates in 2002. Throughout his career, and currently, he has consulted as Owner/Principal at Synergis LLC, a management and business advisory firm which focuses on strategic planning and chief financial officer consulting support in the government contracting industry. He also previously worked in the banking industry in a lending and risk management capacity for approximately eight years. Mr. Chase’s position as a member of the board of directors is supported by his professional experience in the banking industry, and as principal of a local small business focusing on the government contracting industry, which is one of the Bank’s target markets.

Jean M. Edelman is a founder of Edelman Financial Engines, the largest independent financial planning and investment management firm in the nation, and the largest provider of financial advice and services to 401(k) plans in the country. She is a Trustee of Rowan University, and benefactor, along with her husband, of the Edelman Planetarium and Edelman Fossil Park at Rowan, as well as the Edelman Nursing Center at Inova Hospital and the Edelman Arena at the Northern Virginia Therapeutic Riding Program. Ms. Edelman is also on the boards of NVTRP and the Wolf Trap Foundation for the Performing Arts, as well as Inova Hospital’s Holistic Nursing Council. Ms. Edelman’s position as a member of the board of directors is supported by her extensive professional experience in business management and the financial services industry.

Michael T. Foster, a Fellow of the American Institute of Architects, is the founder and president of MTFA Architecture, Inc., an award-winning architecture, interiors, historic preservation, and urban planning firm. MTFA Architecture is a regional leader in sustainable design and development for institutional, commercial, educational, and government buildings. Mr. Foster is active in the community having served on the Arlington Economic Development Commission, past Chair of the Arlington Planning Commission and past Chair of the Arlington Chamber of Commerce. He is currently appointed to the Arlington Board of Code Appeals, serves on The Virginia Hospital Center Foundation Board, The Virginia Tech College of Architecture Board, and is a mentor for the Urban Land Institute. He is active in numerous professional, civic, philanthropic, and arts organizations serving the community and the region. Mr. Foster’s position as a member of the board of directors is supported by his professional experience as founder and principal of a successful local business and his extensive civic and business contacts in the community.

Michael A. Garcia is president of Mike Garcia Construction Inc., a family-owned business. He established his Prince William County-based company in 1981, and during the past seven years, Mike Garcia Construction has been voted Best Builder of Prince William County by Prince William County residents. Mr. Garcia was a director of Cardinal Bank from 1999 and served on the board’s loan committee until Cardinal’s acquisition by United Bank in 2017. Mr. Garcia currently is Chairman of the Prince William County Commercial Development Committee, lending his knowledge and experience in residential and commercial real estate development to support and guide business owners through the entire process of commercial real estate development projects. Mr. Garcia supports the community by exclusively hiring talent within Prince William County, and by supporting multiple community projects and youth organizations. He has received numerous awards over the years for his community service. Mr. Garcia’s position as a member of the board of directors is supported by his professional experience of a local small business and his extensive contacts in the local business community.

Subhash K. Garg is a co-founder and managing member of Wiener & Garg LLC, a certified public accounting firm in Rockville, Maryland. Since June 1978, Mr. Garg has been a member of the American Institute of Certified Public Accountants and the Virginia Society of Certified Public Accountants. Mr. Garg is involved with several non-profit organizations in the Washington, D.C. metropolitan area which are helping to bring and expand Indian sub-continent culture in the community. Mr. Garg’s position as a member of the board of directors is supported by his professional experience as founder and principal of a local certified public accounting firm and his extensive contacts in the local business community.

Ronald J. Gordon was the Chairman and CEO of ZGS Communications (“ZGS”), a Hispanic-owned Spanish-language media company with interests in television, radio and the internet. Founded in 1983 by Mr. Gordon, ZGS owned and operated Spanish-language television stations, representing the largest group of independent stations affiliated with the Telemundo television network. In 2017, ZGS entered into agreement to sell all its broadcast assets to Comcast/NBC Universal. The transaction closed in January 2018. Mr. Gordon serves on the Board of Trustees of WETA, the flagship PBS television station in the nation’s capital. Mr. Gordon’s position as a member of the board of directors is supported by his professional experience as founder and principal of a local small business, overseeing the operation of a national television network, and his extensive contacts in the local business community.

Jonathan C. Kinney is a shareholder at the law firm of Bean, Kinney and Korman, P.C. in Arlington, Virginia. Mr. Kinney serves as the President of the Arlington County Retirement Board, a Trustee Emeritus of the Arlington Community Foundation and Community Residence Foundation. For the last 45 years, he has been actively involved in Arlington civic matters including being the 2016 recipient of the Spirit Award by the Arlington Community Foundation. Mr. Kinney earned an undergraduate degree from Duke University and a Juris Doctor from the University of Chicago Law School. Mr. Kinney became the Chairman of the board of directors in 2019. Mr. Kinney’s position as the Chairman and a member of the board of directors is supported by his legal education, his professional experience as principal of a local law firm, and his extensive contacts in the local business community.

O. Leland Mahan has practiced law in Leesburg, Virginia, for over 53 years. Currently, he is a senior partner at the law firm of Hall, Monahan, Engle, Mahan & Mitchell in Leesburg, Virginia. His primary areas of practice have been litigation, business, land use, real estate, wills and estate administration. Mr. Mahan earned a B.S. degree from Virginia Tech in 1961, and a Juris Doctor from the University of Richmond School of Law in 1964. He served as President of the University of Richmond Law School Alumni Association from 1988 to 1990. He served as a Captain in the United States Air Force, serving in the Judge Advocate General’s Corp from 1964 to 1967. He is active in legal and community affairs, being a member of the Virginia Trial Lawyers Association, Virginia State Bar, Virginia Bar Association and past president of the Loudoun County Bar Association. Mr. Mahan served as a director and President of the Loudoun Small Business Development Center. He has served in leadership roles as a member of the Loudoun County Redistricting Committee and the Loudoun County Economic Development Committee. Mr. Mahan has served on the advisory boards of Virginia National Bank (including as chairman from 1980 to 1984), NationsBank and George Mason Bank. Mr. Mahan’s position as a member of the board of directors is supported by his legal education, his professional experience as principal of a local law firm, and his extensive contacts in the local business community.

Lim P. Nguonly is the founder and President of Princess Jewelers. Since 1988, Princess Jewelers has built its reputation as a prominent Washington full-service quality jewelry store. Mr. Nguonly is an Alumnus of College de Valleyfield in Quebec, Canada and holds a Diamond Diploma from the Gemological Institute of America (G.I.A.). Mr. Nguonly is now actively involved with numerous real estate investments. Mr. Nguonly’s position as a member of the board of directors is supported by his professional experience as founder and partner of a local small business, and as a local commercial real estate investor.

Executive Officers

The following table sets forth certain information regarding our executive officers, including their names, ages and positions:

Name	Age	Position
Christopher W. Bergstrom	61	President and Chief Executive Officer
Carl E. Dodson	67	Senior Executive Vice President - Chief Operating Officer and Chief Risk Officer
William J. Ridenour	70	Senior Executive Vice President – Chief Banking Officer
Kent D. Carstater	54	Executive Vice President – Chief Financial Officer
Andrew J. Peden	44	Executive Vice President – Chief Lending Officer

The business experience of each of our executive officers, other than Mr. Bergstrom, is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or any of our directors. There are no arrangements or understandings between any of the officers and any other person pursuant to which he was selected as an officer.

Carl E. Dodson is the Senior Executive Vice President – Chief Operating Officer and Chief Risk Officer of the Company and served as the Bank’s President from its initial organization until June 2008. Mr. Dodson has over 40 years of community banking experience in the Washington metropolitan area. Mr. Dodson was one of the original officers of Palmer National Bank in Washington, D.C., serving as Executive Vice President and senior commercial lender from 1983 to 1996. Following Palmer’s sale to George Mason Bankshares in 1996, he served as a Senior Vice President of George Mason Bank until 1998. In 1998, Mr. Dodson joined Cardinal Bank as Chief Credit Officer. In 2001, Mr. Dodson was named Executive Vice President and Chief Operating Officer of the parent company, Cardinal Financial Corporation. Mr. Dodson holds a Bachelor of Arts in Economics from the University of Virginia, and Masters of Business Administration from the Darden School of Business at the University of Virginia.

William J. Ridenour is the Senior Executive Vice President – Chief Banking Officer of the Company and was previously the President of the Bank from June 2008 through June 2019. Prior to joining the Company, Mr. Ridenour was Executive Vice President and Chief Lending Officer at James Monroe Bank from July 2003 until its sale to Mercantile in July 2006, and served with Mercantile and its acquirer, PNC Financial Services Group, until January 2008. Mr. Ridenour has over 46 years of community banking experience in the Northern Virginia/Washington, D.C. market. Mr. Ridenour holds a Bachelor of Arts in Economics from Thiel College, a Masters of Science in Finance from American University and is a graduate of the Commercial Lending Training Program of Chase Manhattan Bank.

Kent D. Carstater is the Executive Vice President – Chief Financial Officer of the Company and has been since June 2017. He has responsibility for accounting, administrative, financial, and risk management operations. Mr. Carstater also chairs the Company’s Asset/Liability management committee. He has over 23 years of financial services experience. He joined John Marshall Bank in July 2016 as Senior Vice President of Market Risk Management, overseeing the Bank’s liquidity, asset/liability, investment, capital planning and strategic planning functions. From 2012 to 2016, Mr. Carstater served as a Senior Vice President and Treasurer at the Bank of Georgetown. In that role, he was responsible for financial and risk management, investor relations, capital markets activities and strategic planning. Prior to becoming a commercial banker in 2012, he advised community bank executives on strategic matters as an investment banker and founded a private equity firm focused on investing in financial institutions. Mr. Carstater earned his Bachelors of Science from Virginia Tech in Finance and Masters of Business Administration from the Darden School of Business at the University of Virginia.

Andrew J. Peden is the Executive Vice President – Chief Lending Officer of the Company and has been since May 2018. He has over 20 years of banking experience. Prior to joining the Company, Mr. Peden spent one year at United Bank serving as a Market Executive. Prior to that, Mr. Peden spent 17 years with Cardinal Bank where he most recently served as Executive Vice President of Commercial Real Estate Lending. Mr. Peden earned his Bachelors of Science from the University of Richmond – Robins School of Business in Business. Mr. Peden is also very involved in the community, having served for 15 years on the steering committee of a fundraising event for the Inova Kellar Center and as a youth sports coach.

Item 6.            Executive Compensation

Overview

The primary objective of our executive compensation program is to attract and retain highly skilled and motivated executive officers that significantly contribute to the Company’s success. The executive officers are expected to manage the Company to promote its growth and profitability, minimize risk as well as advancing the interests of our shareholders. As such, the compensation program is designed to provide levels of compensation that reflect the executive’s role in the organization and reward the individual’s performance within the context of the organization’s performance.

We assess our executive officers’ performance both objectively and subjectively using both financial measures (such as return on average assets, return on average equity, efficiency ratio, credit quality, net income to budget and total return to shareholders) and non-financial goals and objectives (including strategic objectives, safety and soundness, risk management, status of our relationship with bank regulatory agencies and community service). The Compensation Committee of our board of directors believes that evaluating performance in this manner aligns the interests of our executive officers with the achievement of long-term sustainable financial performance and resulting increases in shareholder value. We believe that our compensation program contributes to achieving these results. In this Item 6 only, we sometimes refer to the Compensation Committee as the “Committee.”

The principal elements of our executive compensation program are annual base salary, short-term incentive compensation through annual cash bonuses, long-term incentives through the grants of equity-based awards and participation in our deferred income plans. In addition, we provide our executives with benefits that are generally available to all of our salaried employees.

We view the principal elements of our executive compensation as related but distinct, and target to deliver competitive annual total compensation opportunities to the Company’s executive officers commensurate with individual and Company performance. Our Compensation Committee has not adopted any formal policies or guidelines for allocating total compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of compensation. We determine the appropriate level for each compensation element based, in part, but not exclusively, on our view of internal equity and consistency, performance, the competitive landscape and other information we deem relevant. We believe that equity-based awards are a motivator in attracting and retaining executives over the long-term, and that salary and cash bonuses are important considerations in the short-term.

Annually, our Compensation Committee performs a strategic review of our executive officers’ total compensation. Through this review, the Committee determines whether the Company adequately compensates our executive officers for both individual and organizational results, relative to external compensation benchmarks. The Committee considers the Company’s internal objectives (financial and non-financial), the individual executive’s contribution to Company objectives, external peer compensation levels and peer performance in making annual compensation decisions for the Company’s executive officers. The Compensation Committee also receives annual assessments prepared by the Chief Executive Officer regarding the performance of each named executive officer other than the Chief Executive Officer.

The following table sets forth an overview of the compensation for Christopher W. Bergstrom, President & Chief Executive Officer, Carl E. Dodson, Senior Executive Vice President, Chief Operating Officer & Chief Risk Officer, and William J. Ridenour, Senior Executive Vice President, Chief Banking Officer. Messrs. Bergstrom, Dodson and Ridenour collectively constitute our named executive officers for the year ended December 31, 2021. The compensation of the named executive officers is not necessarily indicative of how we will compensate our named executive officers in the future. Evaluation and changes, as needed, are made to our compensation structure to ensure compensation packages remain competitive and align with our compensation philosophy.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Nonqualified Deferred Compensation Earnings	All Other Compensation (2)	Total
Christopher W. Bergstorm, President & Chief Executive Officer	2021	$650,000	$685,000	$150,018	$—	$290,419	$1,775,437
Carl E. Dodson, Senior Executive Vice President — Chief Operating Officer & Chief Risk Officer	2021	$370,000	$250,000	$—	$—	$113,885	$733,885
William J. Ridenour, Senior Executive Vice President – Chief Banking Officer	2021	$370,000	$155,000	$—	$—	$186,263	$711,263

(1)	The amounts represent the aggregate grant date fair value of restricted stock awards granted in 2021 calculated in accordance with Financial Accounting Standards Board Account Standards Codification Topic 718 (“FASB ASC Topic 718”). See Note 13 of Notes to the December 31, 2021, Consolidated Financial Statements, for additional information about the Company’s share-based compensation plans, including the assumptions made in the valuation of restricted stock awards. The awards vest ratably, including the grant date and the three years following the grant date.

(2)	The amounts include discretionary contributions made by the Company to its nonqualified deferred compensation plan for Messrs. Bergstrom, Dodson and Ridenour in the amounts of $250,000, $80,000 and $145,000, respectively. Each other perquisite and personal benefit received by the officer was less than $25,000. Please see “— Deferred Compensation Plan” and “— Employment Agreements” below for more information on the deferred compensation plan and perquisites and other personal benefits.

Base Salary

We generally set annual base salaries for the executive officers based on the executive’s experience, individual performance for the prior year and our prior year financial results. We also consider comparative peer salary data and believe that base salaries are set at levels that enable us to hire and retain individuals in the banking/finance industry that can drive achievement of the Company’s overall objectives.

The Committee annually evaluates the performance of the Chief Executive Officer based on our financial performance, achievements in implementing our long-term strategy and the personal observations of the Chief Executive Officer’s performance by the members of the Committee and board of directors. For other executive officers, the Committee reviews with the Chief Executive Officer the performance evaluations for those executive officers, along with competitive salary data for the Company’s peers.

Effective January 1, 2022, Messrs. Bergstrom, Dodson and Ridenour were entitled to annual base salaries of $685,000, $382,000 and $382,000, respectively.

As part of the Company’s succession planning, effective June 1, 2022, both Messrs. Dodson and Ridenour will reduce their current duties and responsibilities and assume roles as advisors to the Chief Executive Officer. The current duties and responsibilities that Messrs. Dodson and Ridenour will not perform in their roles as advisors to the Chief Executive Officer are currently being transitioned to existing members of the Company’s executive management team. Effective June 1, 2022, Messrs. Dodson’s and Ridenour’s annual base salaries will each be reduced to $200,000. Their perquisites will be reduced or eliminated on or before June 1, 2023. See “— Employment Agreements” below.

Short-Term Incentive Compensation

We annually review the Company’s performance relative to internal goals and each executive officer’s individual performance and responsibility to assess the payment of short-term incentive compensation. The Committee makes a discretionary assessment of actual financial results compared to budget and non-financial performance metrics relative to strategic objectives, safety and soundness, effectiveness in managing risk, and status of our relationship with bank regulatory agencies. Financial measures such as return on average assets, return on average equity, efficiency ratio, credit quality, net income to budget, and total return to shareholder are considered but each measure is not assigned a specific weight or given a higher or lower position of importance relative to the other measures. The Committee believes that total compensation for executive officers (base salary, short-term and long-term compensation) should vary based on the Company’s performance and return to shareholders, and should be generally consistent relative to performance against the Company’s peers. These considerations are taken into account in determining the cash bonus, if any, for each executive officer.

Based on assessment of performance, the Committee approves at the end of each year an overall pool of discretionary cash bonuses to be awarded to all officers. The Committee determines the annual cash bonus for the Chief Executive Officer. The Chief Executive Officer determines and reviews with the Committee the annual cash bonuses for executive officers other than the Chief Executive Officer based upon actual Company and individual results compared to the targeted results. Certain members of the executive management team, along with the Chief Executive Officer, then allocate discretionary bonuses to all other employees, not including executive officers.

Long-Term Incentive Compensation – Equity Incentive Plan

Each year, the Committee also considers the desirability of granting long-term incentive equity awards under our 2015 Stock Incentive Plan (the “2015 Plan”). The 2015 Plan was approved by shareholders of the Bank and assumed by the Company in connection with the formation of the holding company, to attract, retain and motivate key employees and directors. We believe that equity awards focus our executive management on building long-term profitability and shareholder value by closely aligning the interests of management with those of our shareholders. As a result, it is our view that equity awards afford a desirable long-term compensation method.

Under the 2015 Plan, incentive stock options, non-qualified stock options, shares of restricted stock and restricted stock units may be awarded to such officers and employees as the Compensation Committee may designate, and non-qualified stock options, shares of restricted stock and restricted stock units may be awarded to directors. The Company’s previous share-based compensation plan, the 2006 Stock Option Plan (the “2006 Plan”), provided for the grant of share-based awards in the form of incentive stock options and non-qualified stock options to directors and employees. In April 2015, the 2006 Plan was terminated and replaced with the 2015 Plan.

The 2015 Plan is administered by the Committee, each member of which meets the definition of an “independent director” under the listing standards of The Nasdaq Stock Market. Subject to the terms of the 2015 Plan, the Committee has the authority to select participants and to grant options, shares of restricted stock and restricted stock units, to determine the terms of those awards, and otherwise to administer and interpret the 2015 Plan. Neither the Committee nor the board of directors may reprice any option unless the repricing is approved in advance by the shareholders of the Company. Upon a “change in control” (as defined in the 2015 Plan) of the Company, all awards are immediately exercisable and fully vested. At the time of a change in control, the Committee may cancel outstanding options and give the holder the right to receive a cash payment in an amount equal to the excess of the market value of the shares subject to the option over the exercise price of the option.

Under the 2015 Plan, of the 976,211 shares authorized, 318,907 shares were available for granting purposes as of December 31, 2021.

For 2021, the Committee determined to grant Mr. Bergstrom time-based restricted stock awards totaling 7,654 shares that vest ratably, including the grant date and the three years following the grant date.

Deferred Compensation Plan

We currently have in place the John Marshall Bancorp Deferred Compensation Plan (the “Nonqualified Plan”), which offers certain executive officers and directors the opportunity to voluntarily defer current compensation for retirement income and other significant future financial needs for themselves, their families and other dependents. The Nonqualified Plan is also designed to provide the Company with a vehicle to address limitations on our contributions under any tax-qualified defined contribution plan. Any of our officers holding the position of senior vice president or above may be eligible to participate in the Nonqualified Plan.

Pursuant to the Nonqualified Plan, eligible executive officers can defer up to 25% of base salary and 100% of cash bonus on an annual basis, and our directors can defer up to 100% of director fees on an annual basis. Participants are 100% vested in such deferral amounts and may elect from various investment funds to earn a return for the amounts of compensation that they defer. The Company may also provide discretionary contributions to the named executive officers, subject to certain vesting criteria including age, length of service with the Bank, and length of participation in the Nonqualified Plan. In 2021, the Company made discretionary contributions to the plan for Messrs. Bergstrom, Dodson and Ridenour in the amounts of $250,000, $80,000 and $145,000, respectively, which is included in the amounts under the “All Other Compensation” column in the Summary Compensation Table above.

401(k) Plan

Our 401(k) Plan is designed to provide retirement benefits to all eligible full-time employees. The 401(k) Plan provides employees with the opportunity to save for retirement on a tax deferred basis. Our named executive officers, all of whom were eligible to participate in the 401(k) Plan during 2021, may elect to participate in the 401(k) Plan on the same basis as all other eligible employees. We have elected a safe harbor 401(k) Plan and as such make matching contributions of up to 100% of employee salary contribution deferrals of up to 3% of pay and 50% of employee salary contributions that exceed 3% but do not exceed 5% of pay, subject to a cap of $58,000 for any employee in 2021. An employee must contribute to receive the matching contribution. Matching contributions are subject to a vesting schedule.

In addition, we may make a discretionary employer profit sharing contribution to all eligible employees. Profit sharing contributions, if any, are made annually and are a function of the Company’s net income, among other factors. In the event a profit sharing contribution is made by the Company, each eligible employee receives the same amount. Profit sharing contributions are subject to a vesting schedule.

Health and Welfare Benefits

Our named executive officers are eligible to participate in the same benefit plans designed for all of our eligible full-time and part-time employees, including health, dental, vision, disability and basic group life insurance coverage, on the same basis as other participants. The purpose of our employee benefit plans is to help us attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors.

Perquisites

We provide our named executive officers with a limited number of perquisites that we believe are reasonable and consistent with our overall compensation program and better enable us to attract and retain superior employees for key positions. See “— Employment Agreements” below for a general description of the types of perquisites provided to our named executive officers.

Outstanding Equity Awards at Fiscal Year-End

The following tables set forth, on an award by award basis, information concerning all stock options and restricted stock awards held by the named executive officers at December 31, 2021. All options were granted at 100% of market value as determined in accordance with the Company’s 2006 Plan and 2015 Plan.

Option Awards
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options	Option exercise price	Option expiration date
Christopher W. Bergstorm	15,000	—	—	$17.36	4/30/2028
Carl E. Dodson	25,000	—	—	$6.00	6/26/2022
	37,500	—	—	$11.77	4/28/2025
William J. Ridenour	37,500	—	—	$11.77	4/28/2025

Stock Awards
Name	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested (1),(2)		Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested	Equity incentive plan award: Market or payout value of unearned shares, units or other rights that have not vested
Christopher W. Bergstorm	2,942	$58,546	(3)	—	$—
	5,358	$106,624	(4)	—	$—
	5,741	$114,246	(5)	—	$—
Carl E. Dodson	—	$—		—	$—
William J. Ridenour	—	$—		—	$—

(1)	Based on the $19.90 closing price of our common stock on December 31, 2021.
(2)	The awards vest ratably, including the grant date and the three years following the grant date.
(3)	Represents award of restricted stock granted on January 21, 2020.
(4)	Represents award of restricted stock granted on December 15, 2020.
(5)	Represents award of restricted stock granted on December 21, 2021.

Director Compensation

Our non-employee directors may receive both cash and equity compensation. Mr. Bergstrom does not receive additional compensation for his service on the board of directors. During the year ended December 31, 2021, directors received $3,000 for each board of directors’ meeting attended ($6,000 for the Chairman) and $600 for each Committee meeting attended ($900 for each Committee Chairman). In addition, as indicated in the table below, restricted stock awards were made to the directors in 2021 based on the Company’s performance, with each director receiving 1,786 shares.

The following table sets forth information regarding compensation paid to non-employee directors during the year ended December 31, 2021.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Directors
Jonathan C. Kinney (Chairman)	$99,000	$35,006	$—	$—	$—	$134,006
Philip W. Allin	$39,600	$35,006	$—	$—	$—	$74,606
Philip R. Chase	$57,000	$35,006	$—	$—	$—	$92,006
Jean M. Edelman	$30,600	$35,006	$—	$—	$—	$65,606
Michael T. Foster	$36,900	$35,006	$—	$—	$—	$71,906
Michael A. Garcia	$53,400	$35,006	$—	$—	$—	$88,406
Subhash K. Garg	$41,400	$35,006	$—	$—	$—	$76,406
Ronald J. Gordon	$33,000	$35,006	$—	$—	$—	$68,006
O. Leland Mahan	$54,600	$35,006	$—	$—	$—	$89,606
Lim P. Nguonly	$36,600	$35,006	$—	$—	$—	$71,606

(1)	Reflects aggregate grant date fair value of stock awards provided in 2021 based upon the stock price on the date of grant in accordance with FASB ASC Topic 718. The awards presented vest in two substantially equal annual installments beginning on the first anniversary of the grant date. At December 31, 2021, each non-employee director had outstanding unvested stock awards of 3,786 shares.

Employment Agreements

The following provides a summary description of the employment agreements we have with each of our named executive officers.

Christopher W. Bergstrom. The Company and the Bank entered into an employment agreement with Christopher W. Bergstrom effective April 30, 2018 pursuant to which he serves as President and Chief Executive Officer. The employment agreement is effective until Mr. Bergstrom’s employment with the Company and the Bank is terminated. The employment agreement provides for a base salary that may be increased by the Company in its discretion, as well as eligibility for an annual bonus that may be awarded by the Company. Mr. Bergstrom is eligible to receive equity awards from the Company in such amounts and subject to such terms and conditions as the board of directors determines in its discretion, and is eligible to participate in the Bank’s split dollar life insurance plan. He is entitled to a Company-owned automobile, with the Company paying the associated insurance, taxes, maintenance, fuel and toll expenses for the automobile. The Company pays an annual membership fee for concierge medical care on behalf of Mr. Bergstrom and he is eligible for any other benefits provided to the Company’s employees generally.

If Mr. Bergstrom dies during the term of the agreement, Mr. Bergstrom’s spouse or his estate would be entitled to all compensation and benefits that Mr. Bergstrom would otherwise be entitled to receive through the date of termination. In addition, if Mr. Bergstrom’s spouse or other family members are covered by the Company’s health plan at the time of his death, the Company will pay their health insurance premiums under Section 4980B of the Internal Revenue Code of 1986, as amended (“COBRA”), for 12 months following his death. If Mr. Bergstrom is terminated due to his “incapacity” (as defined in the agreement), he will be entitled to all compensation and benefits earned through the date of termination.

In the event of a termination of Mr. Bergstrom’s employment by the Company or the Bank without “cause” or by Mr. Bergstrom for “good reason” (as such terms are defined in the agreement), Mr. Bergstrom would be entitled to receive all compensation and benefits earned through the date of termination and, subject to his timely execution and delivery of a general release that becomes effective and irrevocable, and to his continued compliance with certain noncompetition and nonsolicitation provisions in the agreement, for a period of 12 months, his base salary in effect immediately preceding such termination, and payment of his health insurance premiums under COBRA for a period of two years to the extent he is eligible for such benefits. In the event of a termination of Mr. Bergstrom’s employment by the Company or the Bank with “cause,” he would be entitled to receive all compensation and benefits earned through the date of termination.

If there is a “change of control” (as defined in the agreement) of the Company during the term of the agreement, then, subject to his timely execution and delivery of a general release that becomes effective and irrevocable, Mr. Bergstrom would be entitled to receive (i) a lump sum cash payment equal to 2.99 times the sum of (a) his base salary when the change of control occurs, plus (b) the average of the highest three years’ annual cash bonus earned with respect to the five complete fiscal-year periods immediately preceding the year in which the change of control occurs, with such lump sum payment to be made on the date the change of control occurs. In addition, if Mr. Bergstrom is terminated by the Company without cause within two years after a change of control, he will also be entitled to receive all compensation and benefits earned through the date of termination and, subject to his timely execution and delivery of a general release that becomes effective and irrevocable, payment of his health insurance premiums under COBRA for a period of two years following his termination date.

Mr. Bergstrom’s agreement contains post-employment noncompetition and nonsolicitation restrictions. Under such provisions, for a period of 12 months following the termination of his employment, Mr. Bergstrom is prohibited from providing duties that are the same as or substantially similar to those duties performed by him for the Company and the Bank during the last 12 months of employment within a 25 mile radius of the Bank’s (or successor’s) headquarters for a bank or other financial institution that provides products or services that are the same as or substantially similar to, and competitive with, any of the products or services provided by the Bank at the time employment ceases. Mr. Bergstrom has also agreed that, during such period, he will not, directly or indirectly, solicit the customers of the Company or the Bank with whom he had “material contact” (as defined in the agreement) for the benefit of any other competitive business, and will not hire any person employed by the Company or the Bank during the six months preceding cessation of employment, or solicit for hire or encourage any such person to terminate employment with the Company or Bank, if the purpose is to compete with the Company or the Bank.

The agreement provides that any incentive compensation that Mr. Bergstrom receives is subject to repayment (“clawback”) to the Company to the extent required by law or under a clawback policy adopted by the Company.

Carl E. Dodson. The Company and the Bank entered into an employment agreement with Carl E. Dodson effective April 30, 2018 and subsequently amended effective January 1, 2020, pursuant to which he serves as Senior Executive Vice President, Chief Operating Officer & Chief Risk Officer. The employment agreement was to be effective until Mr. Dodson’s employment with the Company and the Bank is terminated but has been modified pursuant a letter agreement between the parties as described below. The employment agreement provides for a base salary that may be increased by the Company in its discretion, as well as eligibility for an annual bonus that may be awarded by the Company. Mr. Dodson is eligible to receive equity awards from the Company in such amounts and subject to such terms and conditions as the board of directors determines in its discretion, and participates in the Bank’s split dollar life insurance plan. He is entitled to a Company-owned automobile, with the Company paying the associated insurance, taxes and maintenance expenses for the automobile, and reimbursement of 50% of his country club dues incurred each month, not to exceed $350 a month. Mr. Dodson is eligible for any other benefits provided to the Company’s employees generally.

If Mr. Dodson dies during the term of the agreement, Mr. Dodson’s spouse or his estate would be entitled to all compensation and benefits that Mr. Dodson would otherwise be entitled to receive through the date of termination. If Mr. Dodson is terminated due to his “incapacity” (as defined in the agreement), he will be entitled to all compensation and benefits earned through the date of termination.

In the event of a termination of Mr. Dodson’s employment by the Company or the Bank without “cause” or by Mr. Dodson for “good reason” (as such terms are defined in the agreement), Mr. Dodson would be entitled to receive all compensation and benefits earned through the date of termination and, subject to his timely execution and delivery of a general release that becomes effective and irrevocable, and to his continued compliance with certain noncompetition and nonsolicitation provisions in the agreement, for a period of 12 months, his base salary in effect immediately preceding such termination, and payment of his health insurance premiums under COBRA, for a period of two years to the extent he is eligible for such benefits. In the event of a termination of Mr. Dodson’s employment by the Company or the Bank with “cause,” he would be entitled to receive all compensation and benefits earned through the date of termination.

If there is a “change of control” (as defined in the agreement) of the Company during the term of the agreement, then, subject to his timely execution and delivery of a general release that becomes effective and irrevocable, Mr. Dodson would be entitled to receive (i) a lump sum cash payment equal to 2.5 times the sum of (a) his base salary when the change of control occurs, plus (b) the average of the highest three years’ annual cash bonus earned with respect to the five complete fiscal-year periods immediately preceding the year in which the change of control occurs, with such lump sum payment to be made on the date the change of control occurs. In addition, if Mr. Dodson is terminated by the Company without cause within two years after a change of control, he will also be entitled to receive all compensation and benefits earned through the date of termination and, subject to his timely execution and delivery of a general release that becomes effective and irrevocable, payment of his health insurance premiums under COBRA for a period of two years following his termination date.

Mr. Dodson’s agreement contains post-employment noncompetition and nonsolicitation restrictions. Under such provisions, for a period of 12 months following the termination of his employment, Mr. Dodson is prohibited from providing duties that are the same as or substantially similar to those duties performed by him for the Company and the Bank during the last 12 months of employment within a 25 mile radius of the Bank’s (or successor’s) headquarters for a bank or other financial institution that provides products or services that are the same as or substantially similar to, and competitive with, any of the products or services provided by the Bank at the time employment ceases. Mr. Dodson has also agreed that, during such period, he will not, directly or indirectly, solicit the customers of the Company or the Bank with whom he had “material contact” (as defined in the agreement) for the benefit of any other competitive business, and will not hire any person employed by the Company or the Bank during the six months preceding cessation of employment, or solicit for hire or encourage any such person to terminate employment with the Company or Bank, if the purpose is to compete with the Company or the Bank.

Mr. Dodson entered into a letter agreement with the Company and the Bank, dated June 23, 2021, concerning his transition to Vice President and Advisor to the Chief Executive Officer effective June 1, 2022. Pursuant to the letter agreement, in connection with his transition, Mr. Dodson’s base salary will be reduced to $200,000 effective June 1, 2022, his country club dues reimbursement will terminate effective June 1, 2022, his split dollar life insurance benefit will terminate effective June 1, 2023, and he will no longer be provided a Company-owned automobile effective June 1, 2023. Mr. Dodson’s employment agreement will terminate effective June 2, 2023; provided, however, that it may be extended to December 31, 2023 under limited circumstances.

The agreement provides that any incentive compensation that Mr. Dodson receives is subject to repayment to the Company to the extent required by law or under a clawback policy adopted by the Company.

William J. Ridenour. The Company and the Bank entered into an employment agreement with William J. Ridenour effective April 30, 2018 and subsequently amended effective January 1, 2020, pursuant to which he serves as Senior Executive Vice President, Chief Banking Officer. The employment agreement was to be effective until Mr. Ridenour’s employment with the Company and the Bank is terminated but has been modified pursuant a letter agreement between the parties as described below. The employment agreement provides for a base salary that may be increased by the Company in its discretion, as well as eligibility for an annual bonus that may be awarded by the Company. Mr. Ridenour is eligible to receive equity awards from the Company in such amounts and subject to such terms and conditions as the board of directors determines in its discretion, and participates in the Bank’s split dollar life insurance plan. He is entitled to an automobile allowance of $650 per month, and reimbursement of $395 in country club dues per month. Mr. Ridenour is eligible for any other benefits provided to the Company’s employees generally.

If Mr. Ridenour dies during the term of the agreement, Mr. Ridenour’s spouse or his estate would be entitled to all compensation and benefits that Mr. Ridenour would otherwise be entitled to receive through the date of termination. If Mr. Ridenour is terminated due to his “incapacity” (as defined in the agreement), he will be entitled to all compensation and benefits earned through the date of termination.

In the event of a termination of the agreement by the Company or the Bank without “cause” or by Mr. Ridenour for “good reason” (as such terms are defined in the agreement), Mr. Ridenour would be entitled to receive all compensation and benefits earned through the date of termination and, subject to his timely execution and delivery of a general release that becomes effective and irrevocable, and to his continued compliance with certain noncompetition and nonsolicitation provisions in the agreement, for a period of 12 months, his base salary in effect immediately preceding such termination, and payment of his health insurance premiums under COBRA, for a period of two years to the extent he is eligible for such benefits. In the event of a termination of Mr. Ridenour’s employment by the Company or the Bank with “cause,” he would be entitled to receive all compensation and benefits earned through the date of termination.

If there is a “change of control” (as defined in the agreement) of the Company during the term of the agreement, then, subject to his timely execution and delivery of a general release that becomes effective and irrevocable, Mr. Ridenour would be entitled to receive (i) a lump sum cash payment equal to 2.5 times the sum of (a) his base salary when the change of control occurs, plus (b) the average of the highest three years’ annual cash bonus earned with respect to the five complete fiscal-year periods immediately preceding the year in which the change of control occurs, with such lump sum payment to be made on the date the change of control occurs. In addition, if Mr. Ridenour is terminated by the Company without cause within two years after a change of control, he will also be entitled to receive all compensation and benefits earned through the date of termination and, subject to his timely execution and delivery of a general release that becomes effective and irrevocable, payment of his health insurance premiums under COBRA for a period of two years following his termination date.

Mr. Ridenour’s agreement contains post-employment noncompetition and nonsolicitation restrictions. Under such provisions, for a period of 12 months following the termination of his employment, Mr. Ridenour is prohibited from providing duties that are the same as or substantially similar to those duties performed by him for the Company and the Bank during the last 12 months of employment within a 25 mile radius of the Bank’s (or successor’s) headquarters for a bank or other financial institution that provides products or services that are the same as or substantially similar to, and competitive with, any of the products or services provided by the Bank at the time employment ceases. Mr. Ridenour has also agreed that, during such period, he will not, directly or indirectly, solicit the customers of the Company or the Bank with whom he had “material contact” (as defined in the agreement) for the benefit of any other competitive business, and will not hire any person employed by the Company or the Bank during the six months preceding cessation of employment, or solicit for hire or encourage any such person to terminate employment with the Company or Bank, if the purpose is to compete with the Company or the Bank.

Mr. Ridenour entered into a letter agreement with the Company and the Bank, dated June 23, 2021, concerning his transition to Vice President and Advisor to the Chief Executive Officer effective June 1, 2022. Pursuant to the letter agreement, in connection with his transition, Mr. Ridenour’s base salary will be reduced to $200,000 effective June 1, 2022, his country club dues reimbursement will terminate effective June 1, 2022, his split dollar life insurance benefit will terminate effective June 1, 2023, and he will no longer be provided an automobile allowance effective June 1, 2023. Mr. Ridenour’s employment agreement will terminate effective June 2, 2023; provided, however, that it may be extended to December 31, 2023 under limited circumstances.

The agreement provides that any incentive compensation that Mr. Ridenour receives is subject to repayment to the Company to the extent required by law or under a clawback policy adopted by the Company.

Item 7.            Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

The Company and the Bank, during the normal course of business, have made loans and provided other banking services to the directors and executive officers of the Company, including their family members and businesses and professional organizations with which they are associated, and management expects that the Company and the Bank will continue to engage in such banking transactions in the future. Such loans and other banking services were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans and banking services with persons not related to the Company or the Bank, and did not involve more than the normal risk of collectability or present other features unfavorable to the Company or the Bank. Neither the Company nor the Bank has engaged in any transaction reportable pursuant to Item 404(d) of Regulation S-K during the periods specified therein.

The maximum aggregate amount of loans to executive officers, directors and affiliates of the Company during the year ended December 31, 2021, amounted to $12.0 million, representing approximately 5.8% of the Company’s total shareholders’ equity at December 31, 2021. On December 31, 2021, $12.0 million of loans were outstanding to individuals who, during 2021, were executive officers, directors or affiliates of the Company. None of such loans were classified as Substandard, Doubtful or Loss. In addition, the executive officers, directors, and affiliates of the Company had deposits totaling $35.4 million with the Company as of December 31, 2021.

The Company has procedures in place to identify, review, approve and disclose, if necessary, transactions between the Company and executive officers and directors of the Company and its subsidiaries, immediate family members of executive officers and directors, entities directly or indirectly controlled by a director or executive officer, and persons known by the Company to be beneficial owners of more than 5% of the Company’s common stock. As part of management’s related party transaction monitoring, each director and executive officer completes a questionnaire on an annual basis that is designed to elicit information about any potential related party transactions.

Director Independence

The board of directors annually evaluates the independence of its members based on the standards set forth in Nasdaq Rule 5605(a)(2). In addition, the board of directors annually evaluates the independence of its audit committee and compensation committee members based on the standards set forth in Nasdaq Rules 5605(c)(2) and (d)(2), respectively. The board of directors has concluded that all of the members of the Company’s board of directors are independent under the standards set forth in Nasdaq Rule 5605(a)(2) other than Christopher W. Bergstrom, the Company’s President and Chief Executive Officer. The board of directors has also concluded that (i) the members of the audit committee meet the independence standards set forth in Nasdaq Rule 5605(c)(2) and SEC Rule 10A-3, (ii) the members of the compensation committee meet the independence standards set forth in Nasdaq Rule 5605(d)(2), and (iii) the members of the nominating committee are independent under the standards set forth in Nasdaq Rule 5605(a)(2). In making these determinations, the board of directors was aware of and considered the loan and deposit relationships with directors and their related interests that the Company enters into in the ordinary course of its business as disclosed under “Certain Relationships and Related Transactions” above.

Item 8.            Legal Proceedings

In the ordinary course of our operations, the Company and its subsidiary are parties to various claims and lawsuits. Currently, we are not party to any material legal proceedings, and no such proceedings are, to management’s knowledge, threatened against us. Although the ultimate outcome of legal proceedings cannot be ascertained at this time, it is the opinion of management that the liabilities (if any) resulting from such legal proceedings will not have a material adverse effect on the Company’s business, including its consolidated financial position, results of operations, or cash flows.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

Our common stock is quoted on the OTC Markets Group’s OTCQB marketplace, under the symbol “JMSB.” Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

We have applied for approval to list our common stock on the Nasdaq Capital Market under our current symbol “JMSB” upon effectiveness of this Registration Statement. We cannot assure you that our application will be approved or that a more active trading market will develop for our common stock. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of shares of our common stock at any particular time may be limited. Our shareholders may not be able to sell their shares at the volume, prices, or times that they desire. Shareholders should be financially prepared and able to hold shares for an indefinite period. In addition, the prices of thinly traded stocks can be more volatile than more widely traded stocks.

Holders

At January 31, 2022, the Company had 13,844,535 shares of common stock outstanding held by approximately 825 shareholders of record.

Dividends

To date, we have not paid a cash dividend on our common stock. Holders of our common stock are only entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for dividends. As the Company is a bank holding company and does not engage directly in business activities of a material nature, its ability to pay dividends depends, in large part, upon the receipt of dividends from the Bank. Any future determination relating to our dividend policy will be made by the Board of Directors and will depend on a number of factors, including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, our ability to service debt obligations senior to our common stock, banking regulations, contractual, legal, tax and regulatory restrictions, and limitations on the payment of dividends by the Company to its shareholders or by the Bank, and such other factors as the Board of Directors may deem relevant.

A discussion of applicable regulatory restrictions on dividends by the Company and the Bank is provided in Item 1 (“Business”) under “Supervision and Regulation – The Company – Limits on Dividends and Other Payments.”

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information, as of December 31, 2021, relating to the Company’s share-based compensation plans, pursuant to which awards may be granted in the form of incentive stock options, non-qualified stock options, restricted stock and restricted stock units to directors and employees. See Note 13 of Notes to the December 31, 2021, Consolidated Financial Statements, for additional information about the Company’s share-based compensation plans.

	Number of Shares To be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available For Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by shareholders	534,236	$10.45	318,907
Equity compensation plans not approved by shareholders	—	$—	—
Total	534,236	$10.45	318,907

Repurchases

On August 18, 2021, our board of directors authorized a stock repurchase program, whereby the Company may repurchase up to 675,000 shares of its common stock, or approximately 5% of its outstanding shares of common stock. The repurchase program will expire on August 31, 2022, or earlier if the total authorized number of shares have been repurchased.

The stock repurchase program does not obligate the Company to repurchase any dollar amount or number of shares. The repurchase program may be extended, modified, suspended or terminated at any time without notice, in the Company’s discretion, based upon a number of factors, including market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, liquidity, the need for capital in the Company’s operations and other factors deemed appropriate. These factors may also affect the timing and amount of share repurchases.

No shares were repurchased under the stock repurchase program from the date of its approval through December 31, 2021.

Item 10.            Recent Sales of Unregistered Securities

The Company’s share-based compensation plan, approved by shareholders and effective April 28, 2015, provides for the grant of share-based awards in the form of incentive stock options, non-qualified stock options, restricted stock and restricted stock units to directors and employees. The Company has reserved 976,211 shares of voting common stock for issuance under the 2015 Plan, which will remain in effect until April 28, 2025. The Company’s previous share-based compensation plan, the 2006 Stock Option Plan, provided for the grant of share-based awards in the form of incentive stock options and non-qualified stock options to directors and employees. As amended, the 2006 Plan provided for awards of up to 1,490,700 shares. In April 2015, the 2006 Plan was terminated and replaced with the 2015 Plan. Options outstanding prior to April 28, 2015 were granted under the 2006 Plan and are subject to the provisions of the 2006 Plan. Copies of the 2015 Plan and 2006 Plan are included as exhibits to this registration statement.

Set forth below is information for the years ended December 31, 2019, December 31, 2020 and December 31, 2021 concerning (i) the issuance of shares of restricted stock and (ii) the issuance of shares of common stock upon the exercise of outstanding options. The issuances of these securities were exempt from the registration requirements of the Securities Act in reliance on Rule 701. The Company did not have any sales or issuances outside of the Company’s share-based compensation plans during the three-year period ended December 31, 2021.

	2019	2020	2021
Restricted Stock under 2015 Plan(1)	2,950	63,098	38,309
Stock Options under 2015 Plan(2)	20,925	4,125	5,250
Stock Options under 2006 Plan(3)	209,700	438,198	104,249

(1)	This represents the number of shares of restricted stock granted during each year. There were 36,125, 40,646, and 36,483 shares of restricted stock under the 2015 Plan that vested for the years ended December 31, 2019, December 31, 2020, and December 31, 2021, respectively. The weighted average grant date fair value of restricted stock vested during the years ended December 31, 2019, December 31, 2020, and December 31, 2021 was $16.72, $16.56, and $16.25, respectively.
(2)	This represents the number of shares of common stock issued upon the exercise of outstanding options during each year. The weighted average exercise price of stock options exercised under the 2015 Plan during the years ended December 31, 2019, December 31, 2020, and December 31, 2021 was $11.81, $12.26, and $12.53, respectively.
(3)	This represents the number of shares of common stock issued upon the exercise of outstanding options during each year. The weighted average exercise price of stock options exercised under the 2006 Plan during the years ended December 31, 2019, December 31, 2020, and December 31, 2021 was $6.03, $5.39, and $6.24, respectively.

Item 11.            Description of Registrant’s Securities to be Registered

The following summary description of the material features of the voting common stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Company’s articles of incorporation and bylaws, each as amended. For more information, refer to the Company’s articles of incorporation and bylaws and any applicable provisions of relevant law, including the Virginia Stock Corporation Act (the “VSCA”) and federal laws governing banks and bank holding companies.

General

The Company is authorized to issue 30,000,000 shares of voting common stock, par value $0.01 per share, 1,000,000 shares of nonvoting common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. The nonvoting common stock and undesignated preferred stock are not being registered hereby. As of January 31, 2022, there were 13,844,535 shares of voting common stock outstanding, options outstanding to purchase 497,165 shares of voting common stock, and no shares of nonvoting common stock or preferred stock outstanding.

Except with respect to voting, each share of the Company’s common stock has the same relative rights as, and is identical in all respects to, each other share of its common stock. The Company’s voting common stock is quoted on the OTC Markets Group’s OTCQB marketplace, under the symbol “JMSB.” We have applied for approval to list the common stock on the Nasdaq Capital Market under our current symbol “JMSB” upon effectiveness of this Registration Statement. We cannot assure you that our application will be approved.

Dividends

The Company’s shareholders are entitled to receive dividends or distributions that its board of directors may declare out of funds legally available for those payments. The payment of distributions by the Company is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, the Company’s ability to pay dividends is affected by the ability of the Bank to pay dividends to the holding company. The ability of the Bank, as well as the Company, to pay dividends is influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of the Company and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of the Company available for distribution in cash or in kind.

Voting Rights

The holders of the Company’s voting common stock are entitled to one vote per share and, in general, the affirmative vote of a majority of the shares issued, outstanding and entitled to vote is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

No Preemptive or Conversion Rights; Redemption and Assessment

Holders of shares of the Company’s common stock do not have preemptive rights to purchase additional shares of common stock and have no conversion or redemption rights. The Company’s common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Nonvoting Common Stock

Shares of nonvoting common stock, which may hereafter become outstanding, will have all of the rights and privileges of shares of voting common stock except that they will not be able to be voted except as required by Virginia law.

Preferred Stock

The Company’s board of directors is empowered to authorize the issuance of shares of preferred stock, in one or more classes or series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The Company’s board may fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock.

Anti-takeover Provisions

Certain provisions of the Company’s articles of incorporation and bylaws, and Virginia law, may have the effect of discouraging, delaying, or preventing a change of control of the Company by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by the Company’s board of directors. These provisions are designed to reduce, or have the effect of reducing, the Company’s vulnerability to coercive takeover practices and inadequate takeover bids. However, the existence of these provisions could prevent the Company’s shareholders from receiving a premium over the then prevailing market price of the Company’s common stock or a transaction that may otherwise be in the best interest of the Company’s shareholders. In addition, these provisions make it more difficult for the Company’s shareholders, should they choose to do so, to remove the Company’s board of directors or management. These provisions include the following:

Authorized Preferred Stock. The Company’s articles of incorporation authorize the Company’s board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. Under this authority, the Company’s board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of the Company’s common stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of the Company’s management.

Board Vacancies. Virginia law and the Company’s articles of incorporation and bylaws provide that any vacancy occurring on the Company’s board may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of the Company’s board by filling the vacancies created by that removal with its own nominees.

No Cumulative Voting. the Company’s articles of incorporation do not provide for cumulative voting for any purpose. The absence of cumulative voting may afford anti-takeover protection by making it more difficult for the shareholders to elect nominees opposed by the board of directors.

Shareholder Meetings. Pursuant to its bylaws, special meetings of shareholders may be called only by the Company’s secretary at the request of the chairman of the board of directors or by resolution approved by a majority vote of the board of directors. As a result, shareholders are not able to act on matters other than at annual shareholders’ meetings unless they are able to persuade the chairman or a majority of the board of directors to call a special meeting.

Advance Notification Requirements. The Company’s bylaws require a shareholder who desires to raise new business or nominate a candidate for election to the board of directors at an annual meeting of shareholders to provide advance notice of not later than 90 days prior to the anniversary date of the immediately preceding annual meeting. The Company’s bylaws also require shareholders who desire to raise new business to provide certain information concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. Such requirements may discourage the shareholders from submitting nominations and proposals.

Merger Considerations. The articles of incorporation of the Company provide that the Company’s board of directors, when evaluating a transaction that would or may involve a change in control of the Company, shall consider, among other things, the following factors: the effect of the transaction on the Company and its subsidiaries, and their respective shareholders, employees, customers and the communities which they serve; the timing of the proposed transaction; the risk that the proposed transaction will not be consummated; the reputation, management capability and performance history of the person proposing the transaction; the current market price of the Company’s capital stock; the relation of the price offered to the current value of the Company in a freely negotiated transaction and in relation to the directors’ estimate of the future value of the Company and its subsidiaries as an independent entity or entities; tax consequences of the transaction to the Company and its shareholders; and such other factors deemed by the directors to be relevant. This provision provides the Company’s board the latitude to consider additional factors, aside from the price of a proposed merger or other business combination, in determining whether the transaction is in the best interests of the Company and its shareholders.

Affiliated Transactions Statute. The VSCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;

•	the affiliated transaction has been approved by a majority of the disinterested directors; or

•	subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

The provisions of the Affiliated Transactions Statute are only applicable to public corporations that have more than 300 shareholders.

Control Share Acquisitions Statute. Under the VSCA’s control share acquisitions statute, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

•	unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

•	among other exceptions, unless such acquisition of shares is made pursuant to an affiliation agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.” The provisions of the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but the Company has not done so.

Transfer Agent

The transfer agent for the Company’s common stock is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue Brooklyn, NY 11219.

Item 12.            Indemnification of Directors and Officers

The articles of incorporation of the Company provide that to the full extent that the VSCA permits the limitation or elimination of the liability of directors or officers, a director or officer of the Company will not be liable to the Company or its shareholders for monetary damages. The VSCA provides that the liability of a director or officer in a proceeding brought by or in the right of shareholders, or on behalf of shareholders may be eliminated, except that the liability of a director or officer may not be eliminated if the director or officer engaged in willful misconduct or a knowing violation of the criminal law or of any state or federal securities law, including any claim of unlawful insider trading or manipulation of the market for any security.

The articles of incorporation of the Company provide that to the full extent permitted by the VSCA and other applicable law, the Company will indemnify a director or officer of the Company who is or was a party to any proceeding by reason of the fact that he or she is or was such a director or officer or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and the board of directors of the Company may contract in advance to indemnify any director or officer. The VSCA provides that except as limited by its articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred in connection with the proceeding. The VSCA further provides that a corporation may indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if: (i) the director conducted himself or herself in good faith; (ii) he or she believed (a) in the case of conduct in his or her official capacity, that his or her conduct was in the best interests of the corporation and (b) in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful; provided however, no indemnification may be made if: (x) the proceeding was by or in the right of the corporation and the director is adjudged liable to the corporation; or (y) in any other proceeding charging improper personal benefit to the director, the director is adjudged liable to the corporation for the receipt of an improper personal benefit. The board of directors may also indemnify an employee or agent of the Company who was or is a party to any proceeding by reason of the fact that he or she is or was an employee or agent of the Company.

The Company has limited its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage. The rights of indemnification provided in the articles of incorporation of the Company are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Item 13.            Financial Statements and Supplementary Data

John Marshall Bancorp, Inc. Audited Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

John Marshall Bancorp, Inc.

Reston, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of John Marshall Bancorp, Inc. and its subsidiary (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Company's auditor since 2008.

Winchester, Virginia

February 24, 2022

John Marshall Bancorp, Inc. and Subsidiary

Consolidated Balance Sheets

December 31, 2021 and 2020

(In thousands, except share and per share data)

	2021	2020
Assets
Cash and due from banks	$2,920	$8,228
Interest-bearing deposits in banks	102,879	130,229
Total cash and cash equivalents	105,799	138,457
Securities available-for-sale, at fair value	239,300	151,900
Securities held-to-maturity, fair value of $103,258 as of December 31, 2021	105,509	—
Restricted securities, at cost	4,951	5,676
Equity securities, at fair value	1,869	967
Loans, net of unearned income	1,666,469	1,562,524
Allowance for loan losses	(20,032)	(17,017)
Net loans	1,646,437	1,545,507
Bank premises and equipment, net	1,620	2,422
Accrued interest receivable	4,943	5,308
Bank owned life insurance	20,998	20,587
Right of use assets	4,913	5,944
Other assets	12,970	8,728
Total assets	$2,149,309	$1,885,496
Liabilities and Shareholders’ Equity
Liabilities
Deposits:
Non-interest bearing demand deposits	$488,838	$362,582
Interest bearing demand deposits	633,901	563,956
Savings deposits	101,376	62,138
Time deposits	657,438	651,444
Total deposits	1,881,553	1,640,120
Federal Home Loan Bank advances	18,000	22,000
Subordinated debt	24,728	24,679
Accrued interest payable	843	877
Lease liabilities	5,182	6,208
Other liabilities	10,533	5,531
Total liabilities	$1,940,839	$1,699,415
Commitment and contingencies
Shareholders’ Equity
Preferred stock, par value $0.01 per share; authorized 1,000,000 shares; none issued	$—	$—
Common stock, nonvoting, par value $0.01 per share; authorized 1,000,000 shares; none issued	—	—
Common stock, voting, par value $0.01 per share; authorized 30,000,000 shares; issued and outstanding, 13,745,598 at December 31, 2021, including 75,826 unvested shares, 13,606,558 shares at December 31, 2020, including 74,000 unvested shares	137	135
Additional paid-in capital	91,107	89,995
Retained earnings	117,626	92,165
Accumulated other comprehensive income (loss)	(400)	3,786
Total shareholders’ equity	$208,470	$186,081
Total liabilities and shareholders’ equity	$2,149,309	$1,885,496

See Notes to Consolidated Financial Statements.

John Marshall Bancorp, Inc. and Subsidiary

Consolidated Statements of Income

Years Ended December 31, 2021 and 2020

(In thousands, except per share data)

	2021	2020
Interest and Dividend Income
Interest and fees on loans	$69,415	$68,714
Interest on investment securities, taxable	4,146	2,896
Interest on investment securities, tax-exempt	120	117
Dividends	263	315
Interest on deposits in banks	175	404
Total interest and dividend income	$74,119	$72,446
Interest Expense
Deposits	$6,599	$13,742
Federal Home Loan Bank advances	125	377
Subordinated debt	1,487	1,487
Other short-term borrowings	—	1
Total interest expense	$8,211	$15,607
Net interest income	$65,908	$56,839
Provision for loan losses	3,105	6,217
Net interest income after provision for loan losses	$62,803	$50,622
Non-interest Income
Service charges on deposit accounts	$262	$237
Bank owned life insurance	411	469
Other service charges and fees	477	400
Gain on sales and calls of securities	10	309
Insurance commissions	284	55
Other operating income	275	143
Total non-interest income	$1,719	$1,613
Non-interest Expenses
Salaries and employee benefits	$20,411	$18,167
Occupancy expense of premises	1,985	1,950
Furniture and equipment expenses	1,436	1,626
Other operating expenses	8,430	7,420
Total non-interest expenses	$32,262	$29,163
Income before income taxes	$32,260	$23,072
Income tax expense	6,799	4,546
Net income	$25,461	$18,526
Earnings per share, basic	$1.87	$1.37
Earnings per share, diluted	$1.83	$1.35

See Notes to Consolidated Financial Statements.

John Marshall Bancorp, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

(In thousands)

	2021	2020
Net Income	$25,461	$18,526
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities, net of tax of $(1,089) and $865 for 2021 and 2020, respectively	(4,098)	3,253
Reclassification adjustment for gains on available-for-sale securities included in net income, net of tax of $(2) and $(65) for 2021 and 2020, respectively	(8)	(244)
Amortization of unrealized gains on securities transferred to held-to-maturity, net of tax of $(21) for 2021	(80)	—
Total other comprehensive income (loss)	$(4,186)	$3,009
Total comprehensive income	$21,275	$21,535

See Notes to Consolidated Financial Statements.

John Marshall Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2021 and December 31, 2020
(In thousands, except share data)

	Shares	Common Stock	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, December 31, 2019	13,076,113	$131	$87,435	$73,639	$777	$161,982
Net income	—	—	—	18,526	—	18,526
Other comprehensive income	—	—	—	—	3,009	3,009
Exercise of stock options, net of 22,809 shares surrendered	419,514	4	2,035	—	—	2,039
Restricted stock vesting, net of 3,715 shares surrendered	36,931	—	(62)	—	—	(62)
Share-based compensation	—	—	587	—	—	587
Balance, December 31, 2020	13,532,558	$135	$89,995	$92,165	$3,786	$186,081
Net income	—	—	—	25,461	—	25,461
Other comprehensive loss	—	—	—	—	(4,186)	(4,186)
Exercise of stock options, net of 8,742 shares surrendered	100,757	1	554	—	—	555
Restricted stock vesting, net of 26 shares surrendered	36,457	1	(2)	—	—	(1)
Share-based compensation	—	—	560	—	—	560
Balance, December 31, 2021	13,669,772	$137	$91,107	$117,626	$(400)	$208,470

See Notes to Consolidated Financial Statements.

John Marshall Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2021 and 2020
(In thousands)

	2021	2020
Cash Flows from Operating Activities
Net income	$25,461	$18,526
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	814	791
Right of use asset amortization	1,416	1,823
Provision for loan losses	3,105	6,217
Share-based compensation expense	560	587
Net amortization of securities	488	404
Fair value adjustment on equity securities	(194)	(96)
Amortization of debt issuance costs	49	49
Net gains on premises and equipment	(29)	(44)
Gains on sales and calls of available-for-sale securities	(10)	(309)
Deferred tax (benefit)	(678)	(1,310)
Increase in cash surrender value of life insurance	(411)	(469)
Changes in assets and liabilities:
(Increase) decrease in accrued interest receivable	365	(1,298)
(Increase) decrease in other assets	861	(162)
Increase (decrease) in accrued interest payable	(34)	(229)
Increase (decrease) in other liabilities	591	(52)
Net cash provided by operating activities	$32,354	$24,428
Cash Flows from Investing Activities
Net increase in loans	$(104,035)	$(236,948)
Purchase of available-for-sale securities	(231,353)	(70,100)
Purchase of held-to-maturity securities	(11,025)	—
Proceeds from sales of available-for-sale securities	—	10,816
Proceeds from maturities, calls and principal repayments of available-for-sale securities	39,315	33,827
Proceeds from maturities, calls and principal repayments of held-to-maturity securities	4,378	—
Net redemption of restricted securities	725	1,512
Purchase of equity securities	(708)	(440)
Insurance casualty proceeds	22	63
Proceeds from sale of premises and equipment	35	—
Purchases of bank premises and equipment	(353)	(584)
Net cash (used in) investing activities	$(302,999)	$(261,854)
Cash Flows from Financing Activities
Net increase in deposits	$241,433	$331,416
Net repayment of FHLB advances	(4,000)	(40,000)
Decrease in federal funds purchased	—	(12,000)
Issuance of common stock for share options exercised	716	2,411
Repurchase of shares for tax withholding on share-based compensation	(162)	(434)
Net cash provided by investing activities	$237,987	$281,393
Net increase (decrease) in cash and cash equivalents	$(32,658)	$43,967
Cash and cash equivalents, beginning of year	138,457	94,490
Cash and cash equivalents, end of year	$105,799	$138,457
Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest	$8,196	$15,787
Income taxes	6,829	5,396
Supplemental Disclosures of Noncash Transactions
Unrealized gain (loss) on securities available for sale	$(5,197)	$3,809
Carrying value of securities available-for-sale transferred to held-to-maturity	99,002	—
Right of use asset obtained in exchange for new operating lease liability	385	—

See Notes to Consolidated Financial Statements.

Note 1— Nature of Business and Summary of Significant Accounting Policy

Nature of Banking Activities

John Marshall Bancorp, Inc. (the “Company”), headquartered in Reston, Virginia, became the registered bank holding company under the Bank Holding Company Act of 1956 for its wholly-owned subsidiary, John Marshall Bank (the “Bank”), on March 1, 2017. This reorganization was completed through a one-for-one share exchange in which the Bank’s shareholders received one share of voting common stock of the Company in exchange for each share of the Bank’s voting common stock.

The Company was formed on April 21, 2016 under the laws of the Commonwealth Virginia. The Bank formed on April 5, 2005 under the laws of the Commonwealth of Virginia and was chartered as a bank on February 9, 2006, by the Virginia Bureau of Financial Institutions. The Bank is a member of the Federal Reserve System and is subject to the rules and regulations of the Virginia Bureau of Financial Institutions, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Federal Deposit Insurance Corporation (“FDIC”). The Bank opened for business on April 17, 2006 and provides banking services to its customers primarily in the Washington, D.C. metropolitan area.

The accounting and reporting policies of John Marshall Bancorp, Inc. conform to generally accepted accounting principles in the United States of America and reflect practices of the banking industry. The significant accounting policies are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions between the Company and the Bank have been eliminated.

Restriction on Dividends

The Bank is subject to certain restrictions on the amount of dividends that it may pay to the Company without prior regulatory approval. At December 31, 2021, the Bank had $64.3 million available to distribute in the form of dividends to the Company.

Significant Accounting Policies

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Reclassifications

Certain items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders’ equity.

Concentration of Credit Risk

Most of the Company’s activities are with customers located in the Washington, D.C. metropolitan area. Real estate loans, including commercial and construction and land development loans, represented 93% of the total loan portfolio at December 31, 2021 and 88% of the total loan portfolio at December 31, 2020. The Company does not have any significant concentrations to any one industry or customer.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks and interest-bearing deposits in banks (items with an original maturity of three months or less).

Securities

Certain debt securities that management has the positive intent and ability to hold-to-maturity are classified as “held-to-maturity” and recorded at amortized cost. Debt securities not classified as held-to-maturity or trading, are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported net of deferred tax in accumulated other comprehensive income (loss) within shareholders’ equity. Purchase premiums and discounts on debt securities are recognized in interest income using the interest method over the terms of the securities.

Transfers of debt securities into the held-to-maturity classification from the available-for-sale classification are made at fair value on the date of transfer. The unrealized holding gain or loss on the date of the transfer is reported in accumulated other comprehensive income (loss) and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the remaining contractual lives of the securities.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either (a) the intent is to sell the security or (b) it is more likely than not that it will be necessary to sell the security prior to recovery of its amortized cost basis. If, however, the Company’s intent is not to sell the security and it is not more than likely that the Company will be required to sell the security before recovery, the Company must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than-temporary impairment. If there is a credit loss, other-than-temporary impairment exists and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income.

The Company regularly reviews each debt security for other-than-temporary impairment based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, the security’s ratings, the Company’s best estimate of the present value of cash flows expected to be collected from debt securities, the intention with regards to holding the security to maturity and the likelihood that the Company would be required to sell the security before recovery.

Equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in net income. Any equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments. Restricted equity securities are carried at cost and are periodically evaluated for impairment based on the ultimate recovery of par value. The entirety of any impairment on the equity securities is recognized in earnings.

Gains and losses on sales of securities are recorded on the trade date and determined using the specific identification method.

Loans

The Company grants real estate, commercial and consumer loans to customers (representing the Company’s loan segments). A substantial portion of the loan portfolio is represented by commercial real estate loans in the Washington, D.C. metropolitan area. Within the real estate segment, the Company has also identified the residential, commercial and construction classes. The ability of the Company’s debtors to honor their real estate loan contracts is dependent upon the real estate market and general economic conditions in this area, among other factors.

Underwriting and risk characteristics of each loan class are summarized as follows:

•	Real estate residential mortgage loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

•	Real estate commercial mortgage loans carry risks associated with the successful operation of a business, the continued creditworthiness of the borrower and any related guarantors and changes in the value of the collateral. In the case of investor-owned commercial real estate, risks are expanded to include the financial strength of the tenants occupying the property and the stability of occupancy and lease rates.

•	Real estate construction and land development loans carry risks that the project will not be finished according to schedule, the project will not be finished according to budget and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a customer of the Company, may be unable to finish the construction project as planned because of financial pressure unrelated to the project.

•	Commercial loans carry risks associated with the successful operation of a business and the financial strength of any related guarantors. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much precision.

•	Consumer loans carry the risks associated with the continued creditworthiness of the borrower and the value of any collateral. Consumer loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well secured and in the process of collection. Other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. The determination of days past due or delinquency status uses the first contractual payment date that has not been paid-in-full by the borrower.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

In 2021, the Company continued to participate in the Paycheck Protection Program (“PPP”). The PPP commenced subsequent to the passage of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) in March 2020, and was later expanded by the Paycheck Protection Program and Health Care Enhancement Act of April 2020. The PPP was designed to provide U.S. small businesses with cash-flow assistance during the COVID-19 pandemic through loans that are fully guaranteed by the U.S. Small Business Administration (“SBA”) which may be forgiven upon satisfaction of certain criteria. In efforts to assist local businesses during the COVID-19 pandemic, the Company approved 1,096 PPP loans, totaling $229.2 million during the first and second rounds of the program. As compensation for originating the loans, the Company received lender processing fees from the SBA, which were deferred, along with the related loan origination costs. These net fees are being accreted to interest income over the remaining contractual lives of the loans. Upon forgiveness of a PPP loan and repayment by the SBA, which may be prior to the loan’s maturity, the remainder of any unrecognized net fees are recognized in interest income. PPP loans forgiven during the twelve months ended December 31, 2021 and December 31, 2020 totaled $119.6 million and $37.0 million, respectively. Net deferred fees recognized in interest income on PPP loans, including those forgiven, totaled $2.5 million and $2.1 million for the years ended December 31, 2021 and December 31, 2020, respectively. As of December 31, 2021, the Company had 361 PPP loans with outstanding balances totaling $67.7 million, net of deferred costs and fees. As of December 31, 2020, the Company had 554 PPP loans with outstanding balances totaling $112.5 million, net of deferred costs and fees.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged off when management believes the collectability of a loan balance is unlikely, which reduces the allowance. Loans are generally written down to the estimated net realizable value of the underlying collateral when the loan is 180 days past due. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans by segment in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonimpaired loans and is based on historical loss experience adjusted for qualitative factors. Qualitative factors used for each segment include an analysis of the levels of and trends in delinquencies, nonaccrual loans, and watch list loans; trends in concentrations, volume and term of loans; effects of any changes in lending policies and practices; experience, ability, and depth of management; national and local economic trends and conditions; and any other factor, as deemed appropriate. Our qualitative factors in 2021 and 2020 included considerations related to the ongoing COVID-19 pandemic. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, construction, and commercial mortgage loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures unless the loan has been modified in a troubled debt restructuring.

Troubled Debt Restructurings (“TDR”)

The Company may, for economic or legal reasons related to a borrower’s financial condition, grant a concession to the borrower that it would not otherwise consider, which results in the related loan being classified as a TDR. The Company strives to identify borrowers in financial difficulty early and work with them to modify their loan before their loan reaches nonaccrual status. The modified terms for a TDR may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. All restructured loans are considered impaired loans and may either be in accruing status or nonaccruing status. Nonaccruing restructured loans may return to accruing status provided doubt has been removed concerning the collectability of principal and interest as evidenced by a sufficient period of payment performance in accordance with the restructured terms. Loans may be removed from the restructured category in the year subsequent to the restructuring if their revised loan terms are considered to be consistent with terms that can be obtained in the credit market for loans with comparable risk and if they meet certain performance criteria.

On March 27, 2020, the CARES Act was passed by the U.S. Congress. Section 4013 of the CARES Act addressed COVID-19 related modifications and specified that COVID-19 related modifications on loans that were current as of December 31, 2019 were not TDRs. In March 2020 (revised in April 2020), the federal banking agencies issued an “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus.” This guidance was issued in response to the COVID-19 pandemic and encouraged financial institutions to work prudently with borrowers that may be unable to meet their contractual obligations because of the effects of COVID-19. The guidance explains that, in consultation with the Financial Accounting Standards Board (“FASB”) staff, the federal banking agencies have concluded that short-term modifications (e.g. six months) made on a good faith basis to borrowers who were current as of the implementation date of a relief program are not troubled debt restructurings. The Consolidated Appropriations Act of 2021, enacted in December 2020, extended this relief to the earlier of January 1, 2022 or the first day of a bank’s fiscal year that begins after the national emergency ends. The Company did not have any COVID-19 related deferrals at December 31, 2021 or December 31, 2020.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed on the straight-line method over the useful lives of the assets, ranging from three to fifteen years, or the expected term of leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably certain. Maintenance and repairs of property and equipment are expensed as incurred, while major improvements are capitalized and amortized over their respective useful life.

Bank Owned Life Insurance

The Company has purchased life insurance on certain key executives and officers. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or amounts due that are probable at settlement. Changes in cash surrender value are reflected in non-interest income in the Consolidated Statements of Income.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Operating costs after acquisition are expensed as incurred. The Company had no other real estate owned as of December 31, 2021 and 2020. At December 31, 2021 and 2020, there were no consumer mortgage loans secured by residential real estate for which formal foreclosure proceedings were in progress.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (a) the assets have been isolated from the Company – put presumptively beyond the reach of the transferor and its creditors, even in the event of bankruptcy or other receivership, (b) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (c) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company recorded no liability for unrecognized tax benefits at December 31, 2021 or 2020.

Earnings Per Common Share

Earnings per common share is calculated in accordance with Accounting Standard Codification (“ASC”) 260 - Earnings Per Share, which provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.

Under the two-class method, basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period, excluding outstanding participating securities. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method. Earnings per share are restated for all stock splits and dividends through the date the financial statements are issued.

Advertising Costs

The Company follows the policy of charging the production costs of advertising to expense as incurred. Advertising expense was $395 thousand and $263 thousand for the years ended December 31, 2021 and 2020, respectively.

Share-Based Compensation

The Company recognizes the compensation cost relating to share-based payment transactions based on the grant date fair value of the equity instruments issued. The share compensation accounting guidance requires that compensation cost for all share-based awards be calculated and recognized over the vesting period. A Black-Scholes model is used to estimate the fair value of stock options. Restricted stock awards are valued using the closing stock price on the date of grant. The Company’s accounting policy is to recognized forfeitures as they occur.

Comprehensive Income (Loss)

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on securities available-for-sale and the amortization of unrealized losses or accretion of unrealized gains on securities transferred from available-for-sale to held-to-maturity, which are also recognized as a separate component of equity. Items reclassified out of accumulated other comprehensive income (loss) to net income relate solely to realized gains (losses) on sales of securities available-for-sale and appear under the caption “Gain on sales and calls of securities” in the Company’s Consolidated Statements of Income.

Fair Value of Financial Instruments

Fair values of various assets and liabilities are estimated using relevant market information, valuation techniques and other assumptions, as more fully disclosed in Note 11. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The FASB has issued multiple updates to ASU 2016-13 as codified in Topic 326, including ASUs 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. These ASUs have provided for various minor technical corrections and improvements to the codification as well as other transition matters. Smaller reporting companies who file with the U.S. Securities and Exchange Commission (“SEC”) and all other entities who do not file with the SEC are required to apply the guidance for fiscal years, and interim periods within those years, beginning after December 15, 2022. As part of the Company’s implementation efforts, we have engaged a third-party vendor, reconciled historical loan, charge-off and recovery data and determined segmentation of the loan portfolio for application of the current expected credit losses calculation. The Company is currently in the process of designing calculation methodologies under the new guidance and quantifying the approximate impact on the Company’s financial position and results of operation. We have engaged an external vendor to assist with model validation.

In March 2020, the FASB issued ASU No. 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. Subsequently, in January 2021, the FASB issued ASU No. 2021-01 “Reference Rate Reform (Topic 848): Scope.” This ASU clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the transition. The ASU also amends the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. An entity may elect to apply ASU No. 2021-01 on contract modifications that change the interest rate used for margining, discounting, or contract price alignment retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. As of December 31, 2021, the Company had three loans indexed to LIBOR and was in process of modifying the rate on these loans with the respective borrowers. The Company is also considering modifications to the repricing of the subordinated debt that will be indexed to LIBOR when it converts to a floating rate in July 2022.

Note 2— Investment Securities

The following table summarizes the amortized cost and fair value of securities held-to-maturity and available-for-sale and the corresponding amounts of gross unrealized gains and losses at December 31, 2021 and December 31, 2020.

Table 2.1: Investment Securities Held-to-Maturity and Available-for-sale

	December 31, 2021
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollars in thousands)	Cost	Gains	(Losses)	Value
Held-to-maturity
U.S Treasuries	$6,000	$—	$(150)	$5,850
U.S. government and federal agencies	35,720	—	(726)	34,994
Collateralized mortgage obligations	25,606	—	(534)	25,072
Taxable municipal	6,089	—	(194)	5,895
Mortgage-backed	32,094	—	(647)	31,447
Total Held-to-maturity Securities	$105,509	$—	$(2,251)	$103,258
Available-for-sale
U.S Treasuries	$30,954	$—	$(411)	$30,543
U.S. government and federal agencies	34,803	258	(524)	34,537
Corporate bonds	1,000	31	—	1,031
Collateralized mortgage obligations	39,596	179	(726)	39,049
Tax-exempt municipal	5,007	255	—	5,262
Taxable municipal	1,653	37	(5)	1,685
Mortgage-backed	127,287	1,232	(1,326)	127,193
Total Available-for-sale Securities	$240,300	$1,992	$(2,992)	$239,300

	December 31, 2020
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollars in thousands)	Cost	Gains	(Losses)	Value
Available-for-sale
U.S. government and federal agencies	$39,830	$961	$(88)	$40,703
Corporate bonds	1,000	1	—	1,001
Collateralized mortgage obligations	25,387	688	(4)	26,071
Tax-exempt municipal	5,457	332	—	5,789
Taxable municipal	7,199	151	(6)	7,344
Mortgage-backed	68,234	2,778	(20)	70,992
Total Available-for-sale Securities	$147,107	$4,911	$(118)	$151,900

During 2021, the Company transferred investment securities with a carrying value of $99.0 million, including an unrealized gain of $593 thousand from available-for-sale to held-to-maturity and began classifying certain newly purchased debt securities as held-to-maturity, as it has the intent and ability to hold these securities to maturity. The unrealized gain at the time of transfer is being amortized over the remaining lives of the securities. The Company did not have any investment securities classified as held-to-maturity as of December 31, 2020.

The Company did not sell any available-for-sale debt securities for the twelve months ended December 31, 2021. A gain of $10 thousand was recognized on the call of a security in 2021. The Company sold $10.8 million of available-for-sale debt securities resulting in gross gains of $297 thousand and no gross losses for the twelve months ended December 31, 2020. An additional gain of $12 thousand was recognized on the call of a security in 2020.

Securities having a market value of $78.6 million and $70.1 million at December 31, 2021 and 2020, respectively, were pledged to secure public deposits and for other purposes required by law. These securities had an amortized cost of $78.8 million and $67.5 million at December 31, 2021 and 2020, respectively.

The following table summarizes the fair value of securities held-to-maturity and securities available-for-sale at December 31, 2021 and December 31, 2020 and the corresponding amounts of gross unrealized losses. Management uses the valuations as of month-end in determining when securities are in an unrealized loss position. Therefore, a security’s market value could have exceeded its amortized cost on other days during the prior twelve-month period.

Table 2.2: Securities in a Gross Unrealized Loss Position

	December 31, 2021
	Less than 12 Months		12 Months or Longer		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollars in thousands)	Value	Losses	Value	Losses	Value	Losses
Held-to-maturity
U.S Treasury	$5,851	$(150)	$—	$—	$5,851	$(150)
U.S. government and federal agencies	31,617	(645)	3,376	(81)	34,993	(726)
Corporate bonds	—	—	—	—	—	—
Collateralized mortgage obligations	25,072	(534)	—	—	25,072	(534)
Tax-exempt municipal	—	—	—	—	—	—
Taxable municipal	3,971	(133)	1,923	(61)	5,894	(194)
Mortgage-backed	27,995	(573)	3,452	(74)	31,447	(647)
Total Held-to-maturity Securities	$94,506	$(2,035)	$8,751	$(216)	$103,257	$(2,251)
Available-for-sale
U.S Treasury	$30,543	$(411)	$—	$—	$30,543	$(411)
U.S. government and federal agencies	14,154	(301)	6,877	(223)	21,031	(524)
Corporate bonds	—	—	—	—	—	—
Collateralized mortgage obligations	30,352	(726)	—	—	30,352	(726)
Tax-exempt municipal	—	—	—	—	—	—
Taxable municipal	265	(5)	—	—	265	(5)
Mortgage-backed	93,129	(1,280)	918	(46)	94,047	(1,326)
Total Available-for-sale Securities	$168,443	$(2,723)	$7,795	$(269)	$176,238	$(2,992)

	December 31, 2020
	Less than 12 Months		12 Months or Longer		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollars in thousands)	Value	Losses	Value	Losses	Value	Losses
Available-for-sale
U.S. government and federal agencies	$13,003	$(88)	$—	$—	$13,003	$(88)
Corporate bonds	—	—	—	—	—	—
Collateralized mortgage obligations	996	(4)	—	—	996	(4)
Tax-exempt municipal	—	—	—	—	—	—
Taxable municipal	2,013	(6)	—	—	2,013	(6)
Mortgage-backed	5,007	(20)	—	—	5,007	(20)
Total Available-for-sale Securities	$21,019	$(118)	$—	$—	$21,019	$(118)

U.S. Treasuries - The unrealized losses in 15 U.S. Treasury debt securities at December 31, 2021 were caused by interest rate changes. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company did not consider those investments to be other-than-temporarily impaired at December 31, 2021. The Company did not hold any U.S. Treasury debt securities as of December 31, 2020.

U.S. Government and Federal Agencies - The unrealized losses in 40 and 12 investments in direct obligations of U.S. government agencies at December 31, 2021 and December 31, 2020, respectively, were caused by interest rate changes. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company did not consider those investments to be other-than-temporarily impaired at December 31, 2021 or December 31, 2020.

Collateralized Mortgage Obligation Securities - The unrealized losses in 35 and one investments in collateralized mortgage obligation investments at December 31, 2021 and December 31, 2020, respectively, were caused by interest rate changes. The contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company’s investments. Because the decline in fair value is attributable to change in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company did not consider the investment to be other-than-temporarily impaired at December 31, 2021 or December 31, 2020.

Municipal Securities - The unrealized losses in eight and two investments in municipal securities at December 31, 2021 and December 31, 2020, respectively, were caused by interest rate changes. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company did not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company did not consider those investments to be other-than-temporarily impaired at December 31, 2021 or December 31, 2020.

Mortgage-Backed Securities - The unrealized losses on the Company’s investment in 75 and five federal agency mortgage-backed securities at December 31, 2021 and December 31, 2020, respectively, were caused by interest rate changes. The contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company’s investments. Because the decline in fair value is attributable to change in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company did not consider those investments to be other-than-temporarily impaired at December 31, 2021 or December 31, 2020.

The Company reviews each debt security for other-than-temporary impairment on at least a quarterly basis based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, the security’s ratings, the Company’s best estimate of the present value of cash flows expected to be collected from debt securities, the intention with regards to holding the security to maturity and the likelihood that the Company would be required to sell the security before recovery. The Company did not consider those investments to be other-than-temporary impaired at December 31, 2021 or 2020. Additionally, the Company has not recognized any other-than-temporary impairment on any of the investments owned as of December 31, 2021.

The table below summarizes, by major security type, the contractual maturities of our investment securities as of December 31, 2021. Borrowers may have the right to call or prepay certain obligations and as such, the expected maturities of our securities are likely to differ from the scheduled contractual maturities presented below.

Table 2.3: Contractual Maturities of Investment Securities

	December 31, 2021

	Amortized	Fair
(Dollars in thousands)	Cost	Value
Held-to-maturity
Due in one year or less	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	43,373	42,394
Due after ten years	62,136	60,864
Total Held-to-maturity Securities	$105,509	$103,258
Available-for-sale
Due in one year or less	$1,051	$1,062
Due after one year through five years	36,024	35,867
Due after five years through ten years	80,730	80,397
Due after ten years	122,495	121,974
Total Available-for-sale Securities	$240,300	$239,300

The table below summarizes the carrying amount of restricted securities as of December 31, 2021 and December 31, 2020.

Table 2.4: Carrying Value of Restricted Securities

(Dollars in thousands)	December 31, 2021	December 31, 2020
Federal Reserve Bank Stock	$3,275	$3,258
Federal Home Loan Bank Stock	1,616	2,358
Community Bankers’ Bank Stock	60	60
Total Restricted Securities	$4,951	$5,676

The Company held equity securities with readily determinable fair values totaling $1.9 million and $967 thousand at December 31, 2021 and December 31, 2020, respectively. Changes in the fair value of these securities are reflected in earnings. A gain of $194 thousand and $96 thousand was recorded in other non-interest income in the Consolidated Statements of Income for the twelve months ended December 31, 2021 and December 31, 2020, respectively. These securities consist of mutual funds held in a trust and were obtained for the purpose of economically hedging changes in the Company’s nonqualified deferred compensation liability.

Note 3— Loans

The following table presents the composition of the Company’s loan portfolio as of December 31, 2021 and December 31, 2020.

Table 3.1: Loan Portfolio Composition

(Dollars in thousands)	December 31, 2021	December 31, 2020
Real Estate Loans:
Residential	$342,491	$278,763
Commercial	968,442	857,256
Construction and land development	231,090	243,741
Commercial – Non-Real Estate:
Commercial loans	122,945	181,960
Consumer - Non-Real Estate:
Consumer loans	586	1,000
Total Gross Loans	$1,665,554	$1,562,720
Allowance for loan losses	(20,032)	(17,017)
Net deferred loan costs (fees)	915	(196)
Total net loans	$1,646,437	$1,545,507

Note 4— Allowance for Loan Losses

The following tables present the activity in the allowance for loan losses for the years ended December 31, 2021 and December 31, 2020, as well as the total allowance for loan losses, the allowance by impairment methodology and loans by impairment methodology as of December 31, 2021 and December 31, 2020.

Table 4.1: Allowance for Loan Losses Activity

	December 31, 2021

	Real Estate
Dollars in thousands	Commercial	Construction & Land Development	Residential	Commercial	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning Balance, December 31, 2020	$10,602	$2,617	$2,430	$1,007	$11	$350	$17,017
Charge-offs	(90)	—	—	(1)	—	—	(91)
Recoveries	—	—	—	1	—	—	1
Provision	2,579	207	339	(296)	(6)	282	3,105
Ending Balance, December 31, 2021	$13,091	$2,824	$2,769	$711	$5	$632	20,032

Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	—
Collectively evaluated for impairment	$13,091	$2,824	$2,769	$711	$5	$632	20,032

Financing Receivables:
Ending Balance, December 31, 2021	$968,442	$231,090	$342,491	$122,945	$586	$—	1,665,554
Individually evaluated for impairment	$—	$—	$549	$—	$—	$—	549
Collectively evaluated for impairment	$968,442	$231,090	$341,942	$122,945	$586	$—	1,665,005

	December 31, 2020

	Real Estate
Dollars in thousands	Commercial	Construction & Land Development	Residential	Commercial	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning Balance, December 31, 2019	$7,096	$1,867	$1,062	$704	$6	$21	$10,756
Charge-offs	—	—	—	—	—	—	—
Recoveries	—	—	—	44	—	—	44
Provision	3,506	750	1,368	259	5	329	6,217
Ending Balance, December 31, 2020	$10,602	$2,617	$2,430	$1,007	$11	$350	17,017

Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	—
Collectively evaluated for impairment	$10,602	$2,617	$2,430	$1,007	$11	$350	17,017

Financing Receivables:
Ending Balance, December 31, 2020	$857,256	$243,741	$278,763	$181,960	$1,000	$—	1,562,720

Individually evaluated for impairment	$—	$—	$452	$152	$—	$—	604
Collectively evaluated for impairment	$857,256	$243,741	$278,311	$182,112	$1,000	$—	1,562,116

Gross commercial loans include $69.6 million and $114.4 million of PPP loans as of December 31, 2021 and December 31, 2020, respectively. The Company does not maintain an allowance on these loan balances, as they are 100% guaranteed by the SBA. Management believes the ending allowances at each of the dates indicated were sufficient to absorb the probable losses inherent in the loan portfolio at those dates.

The following tables present a summary of impaired loans and the related allowance as of December 31, 2021 and 2020.

Table 4.2: Impaired Loans by Class

December 31, 2021
(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment with No Allowance	Recorded Investment with Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Real Estate Loans
Commercial	$—	$—	$—	$—	$—	$—	$—
Construction and land development	—	—	—	—	—	—	—
Residential	549	549	—	549	—	569	24
Commercial			—
Consumer	—	—	—	—	—	—	—
Total Impaired Loans	$549	$549	$—	$549	$—	$569	$24

	December 31, 2020
(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment with No Allowance	Recorded Investment with Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Real Estate Loans
Commercial	$—	$—	$—	$—	$—	$—	$—
Construction and land development	—	—	—	—	—	—	—
Residential	452	452	—	452	—	460	17
Commercial	152	152	—	152	—	173	11
Consumer	—	—	—	—	—	—	—
Total Impaired Loans	$604	$604	$—	$604	$—	$633	$28

The following tables present a summary of past due and non-accrual loans by class as of December 31, 2021 and December 31, 2020.

Table 4.3: Past Due and Non-Accrual Loans

	December 31, 2021
(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	90 Days or More Past Due and Still Accruing	Nonaccrual Loans
Real Estate Loans
Commercial	$—	$—	$—	$—	$968,442	$968,442	$—	$—
Construction and land development	—	—	—	—	231,090	231,090	—	—
Residential	—	—	—	—	342,491	342,491	—	—
Commercial	—	—	—	—	122,945	122,945	—	—
Consumer	—	—	—	—	586	586	—	—
Total Impaired Loans	$—	$—	$—	$—	$1,665,554	$1,665,554	$—	$—

	December 31, 2020
(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	90 Days or More Past Due and Still Accruing	Nonaccrual Loans
Real Estate Loans
Commercial	$—	$—	$—	$—	$857,256	$857,256	$—	$—
Construction and land development	—	—	—	—	243,741	243,741	—	—
Residential	—	—	—	—	278,763	278,763	—	—
Commercial	—	—	—	—	181,960	181,960	—	—
Consumer	—	—	—	—	1,000	1,000	—	—
Total Impaired Loans	$—	$—	$—	$—	$1,562,720	$1,562,720	$—	$—

The following tables present a summary of credit quality information for loans by class as of December 31, 2021 and December 31, 2020.

Table 4.4: Credit Quality Information by Loan Class

	December 31, 2021
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Loss	Total Loans
Real Estate Loans
Commercial	$961,177	$7,029	$236	$—	$—	$968,442
Construction and land development	230,704	—	386	—	—	231,090
Residential	342,377	—	114	—	—	342,491
Commercial	122,945	—	—	—	—	122,945
Consumer	586	—	—	—	—	586
Total Impaired Loans	$1,657,789	$7,029	$736	$—	$—	$1,665,554

	December 31, 2020
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Loss	Total Loans
Real Estate Loans
Commercial	$849,801	$7,213	$242	$—	$—	$857,256
Construction and land development	243,354	—	387	—	—	243,741
Residential	278,763	—	—	—	—	278,763
Commercial	180,632	1,063	265	—	—	181,960
Consumer	1,000	—	—	—	—	1,000
Total Impaired Loans	$1,553,550	$8,276	$894	$—	$—	$1,562,720

The Company assesses credit quality based on internal risk rating of loans. Internal risk rating definitions are:

Pass: These include satisfactory loans that have acceptable levels of risk.

Special Mention: Loans classified as special mention have a potential weakness that requires close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Company’s credit position at some future date. These credits do not expose the Company to sufficient risk to warrant further adverse classification.

Substandard: A substandard asset is inadequately protected by the current worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in a substandard asset with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss: Loans classified as loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be received in the future.

As part of the Company’s loan modification program to borrowers experiencing financial difficulty, the Company may provide concessions to minimize the economic loss and improve long-term loan performance and collectability. The following table summarizes the Company’s loans that were determined to be TDRs during the year ended December 31, 2021. There were no new TDRs for the year ended December 31, 2020.

Table 4.5: Troubled Debt Restructurings

December 31, 2021

(Dollars in thousands)	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Real Estate Loans
Commercial	—	$—	$—
Construction and land development	—	—	—
Residential	1	115	113
Commercial	—	—	—
Consumer	—	—	—
Total Impaired Loans	—	$—	$—

The modification of the one loan in 2021 resulted in a reduction of the loan’s interest rate.

The Company had a recorded investment in TDRs of $549 thousand and $604 thousand as of December 31, 2021 and December 31, 2020, respectively.

As of December 31, 2021 and 2020, all loans in TDR status were in compliance with their modified terms. There were no loans modified in TDRs that subsequently defaulted within 12 months of their modification date during the years ended December 31, 2021 and 2020.

All TDRs are considered impaired and impairment is determined on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. As of December 31, 2021 and 2020, none of the Bank’s TDRs required the recordation of a specific reserve. As of December 31, 2021 and 2020, there were no additional commitments to disburse funds on loans classified as TDRs.

Note 5— Bank Premises and Equipment, Net

The following table summarizes major classes of bank premises and equipment and the total accumulated depreciation as of December 31, 2021 and December 31, 2020.

Table 5.1: Components of Bank Premises and Equipment, Net

(Dollars in thousands)	December 31,2021	December 31, 2020
Leasehold improvements	$2,840	$2,808
Furniture and equipment	6,157	6,233
Total Bank Premises and Equipment	$8,997	$9,041
Less: Accumulated depreciation	(7,377)	(6,619)
Total Bank Premises and Equipment, Net	$1,620	$2,422

Depreciation expense was $814 thousand and $791 thousand for the years ended December 31, 2021 and December 31, 2020, respectively.

Note 6— Deposits and Borrowings

The following table shows the components of the Company’s funding sources.

Table 6.1: Composition of Deposits, Short-Term Borrowings and Long-Term Debt

(Dollars in thousands)	December 31, 2021	December 31, 2020
Deposits:
Non-interest bearing demand deposits(1)	$488,838	$362,582
Interest-bearing demand deposits(1)	633,901	563,956
Savings deposits	101,376	62,138
Time deposits	657,438	651,444
Total Deposits(2)	$1,881,553	$1,640,120

			December 31, 2021	December 31, 2020
(Dollars in thousands)	Stated Interest Rates	Weighted-Average Interest Rate	Carrying Value	Carrying Value
Long-term Debt:
Subordinated debt	5.75%	5.75%	$24,728	$24,679
FHLB advances	0.63% - 0.69%	0.67%	18,000	22,000
Total Long-term Debt:			$42,728	$46,679

(1) Overdraft demand deposits reclassified to loans totaled $2 thousand and $1 thousand at December 31, 2021 and December 31, 2020, respectively.

(2) The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $255.0 million and $264.7 million at December 31, 2021 and December 31, 2020, respectively.

The Company obtains certain deposits through the efforts of third-party brokers. Brokered deposits totaled $217.7 million and $207.6 million at December 31, 2021 and December 31, 2020, respectively, and were included primarily in time deposits on the Company’s Consolidated Balance Sheets. Reciprocal IntraFi certificates of deposit totaled $61.3 million and $39.7 million at December 31, 2021 and December 31, 2020, respectively. Reciprocal IntraFi demand and money market deposits totaled $209.6 million and $235.8 million at December 31, 2021 and December 31, 2020, respectively.

At December 31, 2021, there were no depositors that represented 5% or more of the Company’s total deposits.

The Company completed a private placement of $25.0 million of fixed-to-floating subordinated notes on July 6, 2017. Subject to limited exceptions permitting earlier redemption, the notes may be redeemed on or after July 15, 2022. Unless redeemed earlier, the notes will mature on July 15, 2027. The notes bear a fixed rate of 5.75% to but excluding July 15, 2022, and will bear a floating rate equal to three-month LIBOR plus 388 basis points thereafter. The notes qualify as Tier 2 capital for regulatory purposes. The notes are carried at their principal amount, less unamortized issuance costs. The subordinated notes are callable, in whole or in part, commencing July 15, 2022.

The Company’s Federal Home Loan Bank (“FHLB”) advances are secured by a blanket floating lien on all real estate mortgage loans secured by 1-to-4 family residential, multi-family and commercial real estate properties. Total collateral under the blanket lien amounted to approximately $333.7 million as of December 31, 2021. Total FHLB available borrowing capacity was $505.3 million at December 31, 2021. In order to access the line amount in excess of the collateral pledged, the Bank would be required to pledge additional collateral.

The Company also has federal funds lines of credit with correspondent banks available for overnight borrowing of $105 million of which $0 had been drawn upon at December 31, 2021.

The Company also has the capacity to borrow up to $29.8 million at the Federal Reserve discount window of which $0 had been drawn upon at December 31, 2021. The Bank had loans pledged at the Federal Reserve discount window totaling $39.5 million as of December 31, 2021.

The following table shows the carrying amount of the Company’s time deposits by contractual maturity as of December 31, 2021.

Table 6.2: Scheduled Maturities of Time Deposits and FHLB Advances

(Dollars in thousands)	December 31, 2021
2022	$411,803
2023	188,032
2024	53,528
2025	1,870
2026	2,205
Thereafter	18,000
Total	$675,438

Note 7— Leases

Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

The Company’s long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably certain of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The following table presents an overview of the Company’s leases as of December 31, 2021 and December 31, 2020.

Table 7.1: Leases Overview

(Dollars in thousands)	December 31, 2021	December 31, 2020
Lease liabilities	$5,182	$6,208
Right-of-use assets	4,913	5,944
Weighted average remaining lease term (Years)	4.07 years	4.78 years
Weighted average discount rate	2.25%	2.35%

The following table presents a composition of the Company’s lease costs for the years ended December 31, 2021 and December 31, 2020.

Table 7.2: Cost of Leases

(Dollars in thousands)	December 31, 2021	December 31, 2020
Operating lease cost	$1,496	$1,463
Variable lease cost	—	—
Short-term lease cost	—	—
Total Lease Cost	$1,496	$1,463

The total cash paid for amounts included in the measurement of lease liabilities totaled $1.5 million and $1.4 million for the years ended December 31, 2021 and December 31, 2020, respectively.

The following table is a maturity schedule of the Company’s future lease payments and reconciles the undiscounted total obligation to the total recorded lease liabilities as of December 31, 2021.

Table 7.3: Lease Maturity Schedule

(Dollars in thousands)	December 31, 2021
2022	$1,491
2023	1,335
2024	1,020
2025	861
2026	685
Thereafter	29
Total Undiscounted Cash Flows	$5,421
Discount	(239)
Lease Liabilities	$5,182

Total rent expense, including building expenses and real estate taxes for certain locations, amounted to $1.6 million and $1.6 million for the years ended December 31, 2021 and 2020, respectively. Rental expenses are classified as a component of the occupancy expense of premises line item in the Consolidated Statements of Income.

Note 8— Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction, the Commonwealth of Virginia, the District of Columbia, the State of Maryland, the State of North Carolina and the State of West Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2018.

The following table presents the significant components of the Company’s deferred tax assets and deferred tax liabilities as of December 31, 2021 and December 31, 2020.

Table 8.1: Significant Components of Deferred Tax Assets and Liabilities

(Dollars in thousands)	December 31, 2021	December 31, 2020
Deferred Tax Assets:
Allowance for loan losses	$4,387	$3,727
Lease liabilities	1,135	1,360
Net deferred loan fees	—	43
Share-based compensation expense	208	239
Unrealized losses on debt securities	106	—
Other	398	237
Total Deferred Tax Assets	$6,234	$5,606
Deferred Tax Liabilities :
Right-of-use assets	1,076	1,302
Depreciation	104	256
Unrealized gains on debt securities	—	1,006
Net deferred loan costs	200	—
Other	41	19
Total Deferred Tax Liabilities	$1,421	$2,583
Net Deferred Tax Assets	$4,813	$3,023

The following table summarizes the Company’s provision for income taxes charged to operations for the years ended December 31, 2021 and December 31, 2020, respectively.

Table 8.2: Provision for Income Taxes

(Dollars in thousands)	December 31, 2021	December 31, 2020
Current tax expense	$7,477	$5,856
Deferred tax benefit	(678)	(1,310)
Total Income Tax Expense	$6,799	$4,546

The following table presents the factors driving the difference between the amount of income tax determined by applying the statutory federal income tax rate to income before income taxes and the amount of income tax expense reflected in the Consolidated Statements of Income for the years ended December 31, 2021 and December 31, 2020, respectively.

Table 8.3: Effective Income Tax Reconciliation

(Dollars in thousands)	December 31, 2021	December 31, 2020
Computed “expected” tax expense	$6,775	$4,845
Increase (decrease) in income taxes resulting from:
Bank-owned life insurance	(86)	(98)
Tax-exempt interest income	(161)	(94)
State income taxes, net of federal benefit	444	258
Excess tax benefit on share-based compensation	(125)	(311)
Other, net	(48)	(54)
Total	$6,799	$4,546

Note 9— Restriction on Cash

Prior to March 2020, the Company was required to maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. In March 2020, the Federal Reserve reduced the reserve requirement to zero percent effective March 26, 2020. Prior to the change effective March 26, 2020, reserve requirement ratios on net transactions accounts differed based on the amount of net transaction accounts at the depository institution. As a result, the Company was not required to maintain a cash reserve requirement as of December 31, 2021 and December 31, 2020.

Note 10— Commitments and Contingencies

The Company is party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments. The Company does not anticipate any material losses as a result of these transactions.

The following table summarizes the contract or notional amount of the Company’s exposure to off-balance sheet risk as of December 31, 2021 and December 31, 2020.

Table 10.1: Unfunded Lending Commitments

(Dollars in thousands)	December 31, 2021	December 31, 2020
Commitments to extend credit	$272,701	$259,006
Standby letters of credit	$14,485	$15,589

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, income-producing commercial properties, and other real estate properties.

Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing customers. Those lines of credit may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Note 11— Fair Value Measurements

Determination of Fair Value

The Company determines the fair values of its financial instruments based on the fair value hierarchy established by ASC Topic 820 – Fair Value Measurement, which defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market and in an orderly transaction between market participants on the measurement date.

The fair value measurements and disclosures topic specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets Measured at Fair Value on a Recurring Basis

In accordance with ASC Topic 820, the following describes the valuation techniques used by the Company to measure certain financial assets recorded at fair value on a recurring basis in the financial statements.

Securities Available-for-sale and Equity Securities

Securities available-for-sale and equity securities with readily determinable fair values are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data (Level 2). If the inputs used to provide the evaluation for certain securities are unobservable and/or there is little, if any, market activity then the security would fall to the lowest level of the hierarchy (Level 3).

The Company’s investment portfolio is primarily valued using fair value measurements that are considered to be Level 2. The Company has contracted with a third party portfolio accounting service vendor for valuation of its portfolio of debt securities. The vendor’s primary source for security valuation is ICE Data Services, which evaluates securities based on market data. ICE Data Services utilizes evaluated pricing models that vary by asset class and include available trade, bid, and other market information. Generally, the methodology includes broker quotes, proprietary models, vast descriptive terms and conditions databases, as well as extensive quality control programs.

The vendor utilizes proprietary valuation matrices for valuing all municipals securities. The initial curves for determining the price, movement, and yield relationships within the municipal matrices are derived from industry benchmark curves or sourced from a municipal trading desk. The securities are further broken down according to issuer, credit support, state of issuance and rating to incorporate additional spreads to the industry benchmark curves.

The following table summarizes the fair value of assets measured at fair value on a recurring basis as of December 31, 2021 and December 31, 2020.

Table 11.1: Assets Measured at Fair Value on a Recurring Basis

		Fair Value Measurements at December 31, 2021 Using
(Dollars in thousands)	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	December 31, 2021	(Level 1)	(Level 2)	(Level 3)
Assets:
Securities available-for-sale:
U.S Treasury	$30,543	$—	$30,543	$—
U.S. government and federal agencies	34,537	—	34,537	—
Corporate bonds	1,031	—	1,031	—
Collateralized mortgage obligations	39,049	—	39,049	—
Tax-exempt municipal	5,262	—	5,262	—
Taxable municipal	1,685	—	1,685	—
Mortgage-backed	127,193	—	127,193	—
Equity securities, at fair value	1,869	1,869	—	—
Total assets at fair value	$241,169	$1,869	$239,300	$-

		Fair Value Measurements at December 31, 2020 Using
(Dollars in thousands)	Balance as of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Securities available-for-sale:
U.S. government and federal agencies	$40,703	$—	$40,703	$—
Corporate bonds	1,001	—	1,001	—
Collateralized mortgage obligations	26,071	—	26,071	—
Tax-exempt municipal	5,789	—	5,789	—
Taxable municipal	7,344	—	7,344	—
Mortgage-backed	70,992	—	70,992	—
Equity securities, at fair value	967	967	—	—
Total assets at fair value	$152,867	$967	$151,900	$-

Assets Measured at Fair Value on a Nonrecurring Basis

Under certain circumstances, the Company makes adjustments to fair value for assets and liabilities although they are not measured at fair value on an ongoing basis. The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:

Impaired Loans

Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreements will not be collected when due. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the Company’s collateral is real estate. The value of real estate collateral is determined utilizing a market valuation approach based on an appraisal, of one year or less, conducted by an independent, licensed appraiser using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the property is more than one-year-old and not solely based on observable market comparables or management determines the fair value of the collateral is further impaired below the appraised value, then a Level 3 valuation is considered to measure the fair value. The value of business equipment is based upon an outside appraisal, of one year or less, if deemed significant, or the net book value on the applicable business’s financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income. The Company had no impaired loans with a recorded reserve as of December 31, 2021 and 2020.

Other Real Estate Owned

Other real estate owned is carried at the lower of cost or fair value less selling costs. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value using observable market data, the Company records the property as Level 2. When an appraised value using observable market data is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the property as Level 3 valuation. Any fair value adjustments are recorded in the period incurred and expensed against current earnings. The Company had no other real estate owned as of December 31, 2021 and December 31, 2020.

The following table presents the carrying value and estimated fair value, including the level within the fair value hierarchy, of the Company’s financial instruments as of December 31, 2021 and December 31, 2020.

Table 11.2: Fair Value of Financial Instruments

		Fair Value Measurements at December 31, 2021 Using
(Dollars in thousands)	Carrying Value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of December 31, 2021
Assets:
Cash and cash equivalents	$105,799	$105,799	$—	$—	$105,799
Securities:
Available-for-sale	239,300	—	239,300	—	239,300
Held-to-Maturity	105,509	—	103,258	—	103,258
Equity securities	1,869	1,869	—	—	1,869
Loans, net	1,646,437	—	—	1,659,396	1,659,396
Bank owned life insurance	20,998	—	20,998	—	20,998
Accrued interest receivable	4,943	—	4,943	—	4,943
Liabilities:
Deposits	$1,881,553	$—	$1,882,132	$—	$1,882,132
FHLB advances	18,000	—	17,837	—	17,837
Subordinated debt	24,728	—	—	25,325	25,325
Accrued interest payable	843	—	843	—	843

		Fair Value Measurements at December 31, 2020 Using
(Dollars in thousands)	Carrying Value as of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of December 31, 2020
Assets:
Cash and cash equivalents	$138,457	$138,457	$—	$—	$138,457
Securities:
Available-for-sale	151,900	—	151,900	—	151,900
Equity securities	967	967	—	—	967
Loans, net	1,545,507	—	—	1,557,694	1,557,694
Bank owned life insurance	20,587	—	20,587	—	20,587
Accrued interest receivable	5,308	—	5,308	—	5,308
Liabilities:
Deposits	$1,640,120	$—	$1,642,788	$—	$1,642,788
FHLB advances	22,000	—	22,005	—	22,005
Subordinated debt	24,679	—	—	25,194	25,194
Accrued interest payable	877	—	877	—	877

Note 12— Earnings per Common Share

Earnings per common share is calculated in accordance with ASC 260 - Earnings Per Share, which provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.

Under the two-class method, basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of voting common shares outstanding during the applicable period, excluding outstanding participating securities. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method.

The following table summarizes the computation of earnings per share for the years December 31, 2021 and December 31, 2020.

Table 12.1: Computation of Basic and Diluted Earnings per Common Share

	December 31, 2021	December 31, 2020
Earnings per common share - basic:
Income available to common shareholders (in thousands):
Net income	$25,461	$18,526
Less: Income attributable to unvested restricted stock awards	(119)	(70)
Net income available to common shareholders	$25,342	$18,456

Weighted average shares outstanding:
Common shares outstanding, including unvested restricted stock	13,645,600	13,511,635
Less: Unvested restricted stock	(64,014)	(50,695)
Weighted-average common shares outstanding - basic	13,581,586	13,460,940

Earnings per common share - basic	$1.87	$1.37

Earnings per common share - diluted:
Income available to common shareholders (in thousands):
Net income	$25,461	$18,526
Less: Income attributable to unvested restricted stock awards	(117)	(69)
Net income available to common shareholders	$25,344	$18,457

Weighted average shares outstanding:
Common shares outstanding, including unvested restricted stock	13,645,600	13,511,635
Less: Unvested restricted stock	(64,014)	(50,695)
Plus: Effect of dilutive options	298,009	197,678
Weighted-average common shares outstanding - diluted	13,879,595	13,658,618

Earnings per common share - diluted	$1.83	$1.35

Outstanding options to purchase common stock were considered in the computation of diluted earnings per share for the periods presented. Stock options representing 19,109 weighted average shares were not included in computing diluted earnings per share at December 31, 2020 because their effects were anti-dilutive. All stock options outstanding as of December 31, 2021 were included as none had anti-dilutive effects.

Note 13— Stock Based Compensation Plan

The Company’s share-based compensation plan, approved by stockholders and effective April 28, 2015 (the “2015 Plan”), provides for the grant of share-based awards in the form of incentive stock options, non-incentive stock options, restricted stock and restricted stock units to directors and employees. The Company has reserved 976,211 shares of voting common stock for issuance under the 2015 Plan, which will remain in effect until April 28, 2025. The Company’s Personnel and Compensation Committee administers the 2015 Plan and has the authority to determine the terms and conditions of each award thereunder. As of December 31, 2021, 318,907 shares are available to grant in future periods under the 2015 Plan. The number of shares reserved under the 2015 Plan includes 400,000 additional shares approved at the 2018 annual shareholders meeting in May 2018.

The Company’s previous share-based compensation plan, the 2006 Stock Option Plan (the “2006 Plan”), provided for the grant of share-based awards in the form of incentive stock options and non-incentive stock options to directors and employees. As amended, the 2006 Plan provided for awards of up to 1,490,700 shares. In April 2015, the 2006 Plan was terminated and replaced with the 2015 Plan. Options outstanding prior to April 28, 2015 were granted under the 2006 Plan and shall be subject to the 2006 provisions of the 2006 Plan.

To date, options granted under the 2015 Plan typically vest over five years and expire 10 years from the grant date. Under the 2015 Plan, the exercise price of options may not be less than 100% of fair market value at the grant date with a maximum term for an option award of 10 years from the date of grant.

The table below provides a summary of the stock options activity for the year ended December 31, 2021.

Table 13.1: Summary of Stock Options Activity

	December 31, 2021
		Weighted Average	Aggregate Intrinsic
	Shares	Exercise Price	Value
Outstanding at beginning of year	664,720	$9.73
Granted	—	—
Exercised	(109,499)	6.54
Forfeited or expired	(20,985)	7.90
Outstanding at end of year	534,236	10.45	$5,047,091
Exercisable at end of year	534,236	$10.45	$5,047,091

The aggregate intrinsic value of stock options in the table above represents the total amount by which the current market value of the underlying stock exceeds the exercise price of the option that would have been received by the Company had all option holders exercised their options on December 31, 2021. The intrinsic value of options exercised was $1.3 million for the year ended December 31, 2021 and $4.2 million for the year ended December 31, 2020. These amounts and the intrinsic values noted in the table above change based on changes in the market value of the Company’s voting common stock.

The table below provides a summary of the stock options outstanding and exercisable as of December 31, 2021.

Table 13.2: Summary of Stock Options Outstanding and Exercisable

	December 31, 2021
	Options Outstanding		Options Exercisable

		Weighted Average		Weighted Average
		Remaining		Remaining
	Number	Contractual Life	Number	Contractual Life
Exercise Prices	Outstanding	in Years	Exercisable	in Years
$0.00 - $11.00	137,777	0.43	137,777	0.43
$11.01 - $12.00	374,522	3.17	374,522	3.17
$12.01 - $16.00	6,937	2.87	6,937	2.87
$16.01 - $18.16	15,000	6.33	15,000	6.33
Total	534,236	2.55	534,236	2.55

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The expected volatility is based on historical volatility of the Company’s voting common stock. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on the average of the contractual life and vesting schedule. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts. There were no options granted during 2021 or 2020.

Share-based compensation expense applicable to the Company’s share-based compensation plans for stock options was $11 thousand and $109 thousand for the years ended December 31, 2021 and December 31, 2020, respectively.

The Company does not have any unrecognized share-based compensation expense related to nonvested options as of December 31, 2021.

The table below provides a summary of the restricted stock awards granted under the 2015 plan.

Table 13.3: Summary of Restricted Stock Awards

	December 31, 2021
		Weighted Average
	Shares	Grant Date Fair Value
Nonvested at January 1, 2021	74,000	$16.02
Granted	38,309	18.67
Vested	(36,483)	16.25
Forfeited	—	—
Nonvested at December 31, 2021	75,826	$17.25

Compensation expense for restricted stock grants is recognized over the vesting period of the awards based on the fair value of the Company’s voting common stock at issue date. The fair value of the stock was determined using the closing stock price on the day of grant. The restricted stock grants vest over two to five years. The weighted average grant date fair value of restricted stock grants in 2020 was $15.54 per share.

Share-based compensation expense applicable to the Company’s share-based compensation plans for restricted stock grants was $548 thousand and $478 thousand for the years ended December 31, 2021 and December 31, 2020, respectively. The total fair value of the shares, which vested during 2021 and 2020, was $656 thousand and $627 thousand, respectively.

Unrecognized share-based compensation expense related to nonvested restricted stock grants amounted to $1.0 million as of December 31, 2021. This amount is expected to be recognized over a weighted-average period of 1.7 years.

Note 14— Employee Benefit Plans

Effective August 1, 2006, the Company adopted a contributory 401(k) savings plan (the “401(k) Plan”) covering substantially all employees. Eligible employees may elect to defer a portion of their compensation to the 401(k) Plan. The Board of Directors may elect to match a portion of each employee’s contribution. The Company made contributions of $495 thousand and $461 thousand during the years ended December 31, 2021 and December 31, 2020, respectively. The costs associated with the Company’s 401(k) Plan are included in the salaries and employee benefits line item in the Consolidated Statements of Income.

The Company approved a deferred compensation plan in 2017 that provides key employees an additional way to defer their salary on a pre-tax basis. Key employees are highly compensated employees as defined by the Internal Revenue Service (“IRS”). Board members may also participate in the plan to defer their board fees. The plan is voluntary and not subject to IRS/Department of Labor discrimination testing.

The deferred compensation liability was $1.8 million and $837 thousand at December 31, 2021 and December 31, 2020, respectively, and was included in other liabilities on the Consolidated Balance Sheets. The Company incurred expenses for discretionary contributions of $497 thousand and $263 thousand for the years ended December 31, 2021 and December 31, 2020, respectively. These discretionary contributions vest for the participants over a period of three years unless years of service and age criteria are met. The costs associated with the Company’s deferred compensation plan are included in the salaries and employee benefits line item in the Consolidated Statements of Income.

Note 15— Regulatory Capital

The Company is a bank holding company with less than $3 billion in assets and does not (i) have significant off balance sheet exposure, (ii) engage in significant non-banking activities, or (iii) have a material amount of securities registered under the Securities Exchange Act of 1934, as amended. As a result, the Company qualifies as a small bank holding company under the Federal Reserve’s Small Bank Holding Company Policy Statement and is currently not subject to consolidated regulatory requirements.

The Bank is subject to capital adequacy standards adopted by the Federal Reserve, including the capital rules that implemented the Basel III regulatory capital reforms developed by the Basel Committee on Banking Supervision. Failure to meet minimum capital requirements can initiate certain mandatory – possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes that the Bank met all capital adequacy requirements to which it was subject as of December 31, 2021 and December 31, 2020.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, common equity Tier 1 to risk-weighted assets, and Tier 1 capital to average assets.

In addition to the minimum regulatory capital required for capital adequacy purposes, the Bank is required to maintain a minimum capital conservation buffer above those minimums in the form of common equity. The capital conservation buffer, which was phased in ratably over a four year period beginning January 1, 2016, is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and discretionary compensation paid to certain officers, based on the amount of the shortfall. The capital conservation buffer was 2.5% at December 31, 2021, and is applicable for the common equity Tier 1, Tier 1, and total capital ratios. The Bank’s institution specific capital conservation buffer above the required minimums was 7.3% at December 31, 2021.

As of December 31, 2021, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the institution must maintain minimum total risk-based, common equity Tier 1, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since the notification that management believes have changed the Bank’s category.

On November 4, 2019, the federal banking agencies jointly issued a final rule that permits qualifying banks that have less than $10 billion in total consolidated assets to elect to be subject to a 9% community bank leverage ratio (“CBLR”). Under this rule, which became effective January 1, 2020, a qualifying bank that has chosen the proposed framework would not be required to calculate the existing risk-based and leverage capital requirements and would be considered to have met the capital ratio requirements to be “well capitalized” under prompt corrective action rules provided it has a CBLR greater than 9%. The CARES Act directed federal banking agencies to adopt interim final rules to lower the threshold under the CBLR from 9% to 8% and to provide a reasonable grace period for a community bank that falls below the threshold to regain compliance. In April 2020, the federal bank regulatory agencies issued two interim final rules implementing this directive. One interim final rule provided that, as of the second quarter of 2020, banking organizations with leverage ratios of 8% or greater (and that meet the other existing qualifying criteria) may elect to use the CBLR framework. It also established a two-quarter grace period for qualifying community banking organizations whose leverage ratios fall below the 8% CBLR requirement, so long as the banking organization maintains a leverage ratio of 7% or greater. The second interim final rule provided a transition from the temporary 8% CBLR requirement to a 9% CBLR requirement. It established a minimum CBLR of 8% for the second through fourth quarters of 2020, 8.5% for 2021, and 9% thereafter, and established a two-quarter grace period for qualifying community banking organizations whose leverage ratios fall no more than 100 basis points below the applicable CBLR requirement. As of December 31, 2021, the Bank was a qualifying community banking organization, but elected not to measure capital adequacy under the CBLR framework.

The table below provides a summary of the Company’s capital ratios as of December 31, 2021 and December 31, 2020.

Table 15.1: Capital Ratios

	Actual		Minimum Capital Requirement(1)		Minimum To Be Well Capitalized Under Prompt Corrective Action
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2021
Total capital (to risk weighted assets)	$252,843	15.3%	$173,923	10.5%	$165,641	10.0%
Tier 1 capital (to risk weighted assets)	232,458	14.0%	140,795	8.5%	132,513	8.0%
Common equity tier 1 capital (to risk weighted assets)	232,458	14.0%	115,948	7.0%	107,666	6.5%
Tier 1 capital (to average assets)	232,458	11.0%	84,799	4.0%	105,999	5.0%

As of December 31, 2020
Total capital (to risk weighted assets)	$221,745	14.6%	$159,207	10.5%	$151,625	10.0%
Tier 1 capital (to risk weighted assets)	204,385	13.5%	106,138	8.5%	98,556	8.0%
Common equity tier 1 capital (to risk weighted assets)	204,385	13.5%	128,882	7.0%	121,300	6.5%
Tier 1 capital (to average assets)	204,385	11.0%	74,286	4.0%	92,857	5.0%

(1)	Including Capital Conservation Buffer

Note 16— Revenue

Certain of the Company’s non-interest revenue streams are derived from short-term contacts associated with services provided to deposit account holders as well as other ancillary services, which are accounted for in accordance with ASC 606 – Revenue Recognition. For most of these revenue streams, the duration of the contract does not extend beyond the services performed. Due to the short duration of most customer contracts that generate non-interest income, no significant judgments must be made in the determination of the amount and timing of revenue recognized.

The following table shows the components of non-interest income for the years ended December 31, 2021 and December 31, 2020.

Table 16.1: Components of Non-Interest Income

(Dollars in thousands)	December 31, 2021	December 31, 2020
Service charges on deposit accounts (1)
Overdrawn account fees	$76	$71
Account service fees	186	166
Other service charges and fees (1)
Interchange income	379	310
Other charges and fees	98	90
Bank owned life insurance	411	469
Gain on sale of securities	10	309
Net gains on premises and equipment (1)	29	44
Insurance commissions (1)	284	55
Other operating income (2)	246	99
Total non-interest income	$1,719	$1,613

(1)	Income within the scope of ASC 606 – Revenue Recognition.

(2)	Includes other income within the scope of ASC 606 – Revenue Recognition amounting to $52 thousand and a gain of $194 thousand related to the fair value adjustment on equity securities carried at fair value as of December 31, 2021, which is outside the scope of ASC 606. Includes other income within the scope of ASC 606 – Revenue Recognition amounting to $3 thousand and a gain of $96 thousand outside the scope of ASC 606 for the year ended December 31, 2020.

A description of the Company’s revenue streams accounted for under ASC 606 follows:

Service charges on deposit accounts

Service charges on deposit accounts consist of overdrawn account fees and account service fees. Overdrawn account fees are recognized at the point in time that the overdraft occurs. Account service fees consist primarily of account analysis and other maintenance fees and are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Payment for service charges on deposit accounts is received immediately or in the following month through a direct charge to customers’ accounts.

Other service charges and fees

Other service charges and fees are primarily comprised of interchange income and other charges and fees. Interchange income is earned whenever the Company’s debit and credit cards are processed through card payment networks such as Visa. Other charges and fees include revenue from processing wire transfers, cashier’s checks, and other transaction based services. The Company’s performance obligation for these charges and fees are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month.

Net gains on premises and equipment

The Company records a gain or loss on the disposition of premises and equipment when control of the property transfers or is involuntarily converted to a monetary asset (e.g., insurance proceeds). This income is reflected in other operating income on the Company’s Consolidated Statements of Income.

Insurance commissions

The Company performs the function of an insurance intermediary by introducing the policyholder and insurer and is compensated in the form of a commission for placement of an insurance policy based on a percentage of premiums issued and maintained during the period. Revenue is recognized when received.

Note 17— Other Operating Expenses

The following table shows the components of other operating expenses for the years ended December 31, 2021 and December 31, 2020.

Table 17.1: Components of Other Operating Expenses

(Dollars in thousands)	December 31, 2021	December 31, 2020
Advertising expense	$395	$263
Data processing	1,471	1,674
FDIC insurance	887	681
Professional fees	1,418	842
State franchise tax	1,849	1,654
Director costs	797	683
Other operating expenses	1,613	1,623
Total other operation expenses	$8,430	$7,420

Note 18— Low Income Housing Tax Credit Investments

The Company has invested in seven separate housing equity funds as of December 31, 2021. The general purpose of these funds is to encourage and assist with participation in investing in low-income residential rental properties primarily located in the Commonwealth of Virginia, develop and implement strategies to maintain projects as low-income housing, deliver Federal Low Income Housing Credits to investors, allocate tax losses and other possible tax benefits to investors, and to preserve and protect project assets. The investments in these funds were recorded as other assets on the Company’s Consolidated Balance Sheets and were $5.8 million and $3.3 million at December 31, 2021 and December 31, 2020, respectively. The expected terms of these investments and the related tax benefits run through 2038. The net impact of amortization of the investments, tax credits and other tax benefits recognized as a component of income tax expense in the Consolidated Statements of Income during the years ended December 31, 2021 and December 31, 2020 was a benefit of $77 thousand and $76 thousand, respectively. Additional capital calls expected for the funds totaled $3.0 million and $90 thousand at December 31, 2021 and December 31, 2020, respectively, and are included in other liabilities on the Company’s Consolidated Balance Sheets.

Note 19— Accumulated Other Comprehensive Income (Loss)

The following table presents the changes in accumulated other comprehensive income (loss), by category, net of tax for the years ended December 31, 2021 and December 31, 2020.

Table 19.1: Changes in Accumulated Other Comprehensive Income (Loss), Net of Tax

	December 31, 2021
		Unrealized Gains on
		Securities Transferred from
	Unrealized Gain (Loss) on	Available-for-sale to	Accumulated Other
(Dollars in thousands)	Available-for-sale Securities	Held-to-maturity	Comprehensive Income (Loss)
Beginning balance	$3,786	$—	$3,786
Net change during the year	(4,575)	389	(4,186)
Ending balance	$(789)	$389	$(400)

	December 31, 2020
		Unrealized Gains on
		Securities Transferred from
	Unrealized Gain (Loss) on	Available-for-sale to	Accumulated Other
(Dollars in thousands)	Available-for-sale Securities	Held-to-maturity	Comprehensive Income (Loss)
Beginning balance	$777	$—	$777
Net change during the year	3,009	—	3,009
Ending balance	$3,786	$—	$3,786

Items reclassified out of accumulated other comprehensive income (loss) to net income during 2021 and 2020 consisted of net gains on sales and calls of securities available-for-sale. In 2021, net gains on these transactions totaled $10 thousand and their related tax was $2 thousand. In 2020, net gains on these transactions totaled $309 thousand and their related tax was $65 thousand. Gains are included in the “Gain on sale and calls of securities” line item and the related tax is presented in the “Income tax expense” line item in the Consolidated Statements of Income.

Note 20— Parent Company Financials

The following tables summarize John Marshall Bancorp Inc.’s (Parent Company only) condensed financial statements as of and for the years ended December 31, 2021 and December 31, 2020.

Table 20.1: Condensed Parent Company Financials

Parent Company Only Condensed Balance Sheets
(Dollars in thousands)	December 31, 2021	December 31, 2020
Assets
Cash and due from banks	$1,591	$2,927
Equity securities, at fair value	1,869	967
Investment in subsidiary	232,058	208,170
Other assets	310	251
Total assets	$235,828	$212,315
Liabilities and Shareholders’ Equity
Subordinated debt, net of unamortized issuance costs	$24,728	$24,679
Accrued interest payable	659	659
Other liabilities	1,971	896
Total liabilities	$27,358	$26,234
Total shareholders’ equity	$208,470	$186,081
Total liabilities and shareholders’ equity	$235,828	$212,315

Parent Company Only Condensed Statements of Income
Years Ended December 31, 2021 and 2020
(Dollars in thousands)	December 31, 2021	December 31, 2020
Income:
Other income	$194	$96
Total income	194	96
Expense:
Subordinated debt interest expense	1,487	1,487
Salaries and employee benefits	958	466
Other operating expenses	348	139
Total expense	2,793	2,092

Net loss before income tax benefit and equity in undistributed earnings of subsidiary	(2,599)	(1,996)
Income tax benefit	546	446
Equity in undistributed earnings of subsidiary	27,514	20,076
Net income	$25,461	$18,526

Parent Company Only Statements of Cash Flows
Years Ended December 31, 2021 and 2020

(Dollars in thousands)	2021	2020
Cash Flows from Operating Activities
Net income	$25,461	$18,526
Adjustment to reconcile net income to net cash (used in) operating activities:
Equity in undistributed earnings of subsidiary	(27,514)	(20,076)
Fair value adjustment on equity securities	(194)	(96)
Amortization of debt issuance costs	49	49
Deferred tax (benefit)	(157)	(91)
Changes in assets and liabilities:
Decrease (increase) in other assets	98	(97)
Increase in other liabilities	1,075	494
Net cash (used in) operating activities	$(1,182)	$(1,291)
Cash Flows from Investing Activities
Purchase of equity securities	(708)	(440)
Net cash (used in) investing activities	$(708)	$(440)
Cash Flows from Financing Activities
Issuance of common stock for share options exercised	716	2,411
Repurchase of shares for tax withholding on share-based compensation	(162)	(434)
Net cash provided by investing activities	$554	$1,977
Net increase (decrease) in cash and cash equivalents	$(1,336)	$246
Cash and cash equivalents, beginning of year	2,927	2,681
Cash and cash equivalents, end of year	$1,591	$2,927

Note 21— Related Party Transactions

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal shareholders, executive officers, their immediate families and affiliated companies in which they are principal owners (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with parties not related to the Company. These loans totaled $12.0 million and $8.0 million as of December 31, 2021 and December 31, 2020, respectively. During 2021, there were total principal additions of $4.9 million and total principal payments of $0.9 million with respect to such loans. Deposits of directors, executive officers and other related parties totaled $35.4 million and $46.8 million at December 31, 2021 and December 31, 2020, respectively.

Item 14.            Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15.            Financial Statements and Exhibits

(a)           FINANCIAL STATEMENTS: The following financial statements are included in Item 13 of this registration statement:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2021 and 2020

Consolidated Statements of Income for the years ended December 31, 2021 and 2020

Consolidated Statements of Comprehensive Income for the years ended December 31, 2021 and 2020

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2021 and 2020

Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020

Notes to Consolidated Financial Statements

(b)          EXHIBITS: The following exhibits are included as part of this registration statement:

Exhibit No.	Description

3.1	Articles of Incorporation of John Marshall Bancorp, Inc., as amended.

3.2	Amended and Restated Bylaws of John Marshall Bancorp, Inc.

4.1	Specimen certificate for the common stock of John Marshall Bancorp, Inc., $0.01 par value.

4.2	Form of 5.75% Fixed to Floating Rate Subordinated Notes due July 15, 2027.

10.1	Amended and Restated John Marshall Bancorp, Inc. 2015 Stock Incentive Plan.*

10.2	Amended and Restated John Marshall Bank 2006 Stock Option Plan.*

10.3	Form of Restricted Stock Award Agreement – Amended and Restated John Marshall Bancorp, Inc. 2015 Stock Incentive Plan.*

10.4	Form of Non-qualified Stock Option Agreement – Amended and Restated John Marshall Bancorp, Inc. 2015 Stock Incentive Plan.*

10.5	Form of Incentive Stock Option Agreement – Amended and Restated John Marshall Bancorp, Inc. 2015 Stock Incentive Plan.*

10.6	Form of Non-qualified Stock Option Agreement – Amended and Restated John Marshall Bank 2006 Stock Option Plan.*

10.7	Form of Incentive Stock Option Agreement – Amended and Restated John Marshall Bank 2006 Stock Option Plan.*

10.8	John Marshall Bancorp, Inc. Deferred Compensation Plan, as amended and restated.*

10.9	Employment Agreement, dated as of April 30, 2018, by and among John Marshall Bancorp, Inc., John Marshall Bank and Christopher W. Bergstrom.*

10.10	Employment Agreement, dated as of April 30, 2018, by and among John Marshall Bancorp, Inc., John Marshall Bank and Carl E. Dodson, as amended.*

10.11	Employment Agreement, dated as of April 30, 2018, by and among John Marshall Bancorp, Inc., John Marshall Bank and William J. Ridenour, as amended.*

10.12	Employment Agreement, dated as of January 22, 2020, by and among John Marshall Bancorp, Inc., John Marshall Bank and Kent D. Carstater.*

21.1	Subsidiaries of John Marshall Bancorp, Inc.
__________
*	Indicates a management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2022	John Marshall Bancorp, Inc.

By:	/s/ Christopher W. Bergstrom
Name:	Christopher W. Bergstrom
Title:	President and Chief Executive Officer